October 12, 2007

Re:	YPF Sociedad Anónima Form 20-F for the year ended December 31, 2006 File No. 001-12102

Mr. H. Roger Schwall
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7410
Dear Mr. Schwall:

Thank you for your letter dated September 10, 2007 setting forth comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “SEC” or “Commission”) on the annual report on Form 20-F for the year ended December 31, 2006 (the “2006 Form 20-F”) of YPF Sociedad Anónima (“YPF”, also referred to in this letter as the “Company” and “we”).

We appreciate your understanding in affording us the time necessary to prepare our responses, which we set forth in Annex A hereto. To facilitate the Staff’s review, we have reproduced the captions and numbered comments from the Staff’s September 10, 2007 comment letter in bold text.

In providing these responses, and in response to the Staff’s prior request, we hereby acknowledge that:

•	YPF is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to this disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	YPF may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would like to express our appreciation for your cooperation in these matters, and we are available to discuss any of our responses with you at your convenience. In that connection, please do not hesitate to contact the undersigned in Buenos Aires at 54-11-5071-2850 or fax: 54-11-4329-2113; Ricardo C. Ruiz and Manuel Arranz Alonso of Deloitte, our external auditors, at 54-11-4320-2700 (ext. 2221) and 34-915-14-50-00

(ext. 2072), or our counsel, Nicholas A. Kronfeld of Davis Polk & Wardwell, at 212-450-4950 or fax: 212-450-3950.

Very truly yours,

/s/ Walter Cristian Forwood
Walter Cristian Forwood Chief Financial Officer

ANNEX A

Form 20-F for Fiscal Year Ended December 31, 2006

Notes to Consolidated Financial Statements, page F-8

Note 15. Additional U.S. GAAP Disclosures, page F-46

c) Hydrocarbon well abandonment obligations, page F-46

1.
We note that you have recorded revisions in estimated cash flows related to your hydrocarbon well abandonment obligations in 2006, 2005 and 2004, that represented 58%, 107% and 72%, respectively, of the beginning of year obligations under US GAAP.  Considering the magnitude of these revisions, please describe the reasons for the revisions and identify the changes in prior estimates that caused revision to the timing or amount of the original estimate of undiscounted cash flows.  In addition, tell us what impact the revisions had on your financial position and results of operations.

Response

Variations in estimates related to abandonment obligations are mainly due to changes in estimates of amounts related to such tasks, which in turn are mainly due to the following:

-
New estimates are made as of the closing date of the fiscal year for which the annual financial statements are submitted (December 31), based on actual costs incurred during the year. As new information appears in each year (e.g., more complexity in abandonment activities as a result of wells abandoned during the year, new requirements of the Secretariat of Energy, and changes in suppliers in light of new or more complex abandonment activities), the average estimated cost per well is affected;

-
Increase in petroleum activities: WTI (West Texas Intermediate) price increases during the period under analysis provide for a greater demand for existing equipment (most of which is the same as that used for well abandonment activities), as a result of the increases in investments/repairs by companies in this industry, thus increasing their average cost with a direct impact on abandonment costs; and

-	General increase in salaries and prices in the economy.

Work related to abandonment obligations is usually carried out by many suppliers because it comprises different activities, geographical locations and working conditions. The main variations in the past have been cost increases in the following items (jobs):

-	Profiler
-	DTA (Disassembly, Transportation and Assembly)

-	Cement jobs

These revisions in estimates had the following impact on our financial position: assets and liabilities increased by 840 million Argentine pesos, 693 million Argentine pesos and 251 million Argentine pesos as of the closing date of each of the 2006, 2005 and 2004 fiscal years, respectively. Such increases in 2005 and 2004 represented an effect of 141 million Argentine pesos and 39 million Argentine pesos, respectively, in the net income for each of the 2006 and 2005 fiscal years, respectively.

Supplemental Information on Oil and Gas Producing Activities, page F-54

Standardized measure of discounted future net cash flows, page F-57

2.
Please remove the subtotal of “Future net cash flows, before income taxes” as this item is not an explicit component of the standardized measure of discounted future net cash flows.  Refer to paragraph 30 and Illustration 5 of SFAS 69.

Response

We acknowledge the Staff’s comment and confirm that in future filings we will remove the subtotal of “Future net cash flows, before income taxes” in the standardized measure of discounted future net cash flows.

Engineering Comments

Oil and Gas Terms, page 3

3.	Expand your definition of a “reserve audit” to provide more details on the procedures conducted in a reserves audit or provide a cross-reference to such discussion elsewhere in your filing.

Response

A Reserves Audit is the process of reviewing certain factual matters and assumptions on which an estimate of reserves and/or reserves information prepared by others has been based and the rendering of an opinion about (1) the appropriateness of the methodologies employed, (2) the adequacy and quality of the data relied upon, (3) the depth and thoroughness of the reserves estimation process, (4) the classification of reserves appropriate to the relevant definitions used, and (5) the reasonableness of the estimated reserves quantities and/or the reserves information. The term “reasonableness” cannot be defined with precision but reflects a quantity and/or value difference as contemplated under “Internal Control on Reserves and Reserves Audits” on page 31 of the 2006 Form 20-F. Often a reserves audit includes a detailed review of certain critical assumptions and independent assessments with acceptance of other information less critical to the reserves estimation. Typically, a reserves audit letter should be of sufficient rigor to determine the appropriate reserves classification for all reserves in the property set evaluated and to clearly state the reserves classification system being utilized. In contrast to the term “audit” as used in a financial sense, a reserves audit is generally less rigorous than a reserves report.

On page F-55 of the 2006 Form 20-F, we disclose that the estimation of reserves and other reserves information is an imprecise science due to the many unknown geological and reservoir factors that can only be estimated through sampling techniques. Since reserves are therefore only estimates, they cannot be audited for the purpose of verifying exactness. Instead, reserves information is audited for the purpose of reviewing in sufficient detail the policies, procedures, methods and data used by YPF in estimating its reserves information so that the Reserves Auditors may express an opinion as to whether, in the aggregate, the reserves information furnished by YPF is reasonable within established and predetermined tolerances and has been estimated and presented in conformity with generally accepted petroleum engineering and evaluation principles and within the rules and regulations of the Securities and Exchange Commission.

In some cases, the auditing procedure may require independent estimates of reserves information for some or all properties. The desirability of such re-estimation will be determined by the Reserves Auditor exercising his or her professional judgment in arriving at an opinion as to the reasonableness of YPF’s reserves information. In those cases, an external reservoir engineer makes an independent comprehensive evaluation of reserves by interpreting and assessing all the pertinent data to generate such engineer’s own cash flow analysis and proved reserves estimate. The degree of assurance of such independent estimates cannot usually be provided with numeric precision.

The main product of these external engineering evaluations is a report that includes the engineer’s actual proved reserves estimates and economic evaluation. This report may also, at YPF’s request, include maps, logs, or other technical backup used by the external reservoir engineer, with an opinion letter that includes the auditor’s findings, conformance or not with the applicable principles, definitions and procedures for estimating reserves. This opinion may also, at YPF’s request, include conclusions and recommendations. In the aforementioned case where the auditor performs an independent estimate of reserves information, we at YPF will call it an external reserves certification. This concept is further described under “Internal Control on Reserves and Reserves Audits” on page 30 of the 2006 Form 20-F.

In all cases, in the opinion letter or report issued by the auditor, the auditor states his or her professional standing and professional affiliation as a registered or certified professional from an appropriate governmental authority or professional organization.

The meaning of the terms “reserves audit”, “reserves report”, “external reserves certification” among others may not be comparable to other similar terms used by other companies in respect of proved reserves.

Further information on reserves audits is also included on pages 30-32 of the 2006 Form 20-F. We also confirm that in future filings we will add disclosure substantially similar to the disclosure in this response and include a cross reference to such disclosure from the definition of “reserve audit”.

4.
In your definition of the term “plausible” you refer to “an independent qualified reserves auditor.”  Define that term and describe your standard for independence.  If it is different than the independence standard for an accountant, address those differences.

Response

An Independent Qualified Reserves Auditor is a professional who has sufficient educational background, professional training and professional experience to enable him or her to exercise prudent professional judgment while in charge of the conduct of an audit of reserves information estimated by others. The determination of whether a Reserves Auditor is professionally qualified is made on an individual-by-individual basis with reference to the recognition and respect of his or her peers. A Reserves Auditor would normally be considered by us to be qualified if he or she (i) has a minimum of 10 years’ practical experience in petroleum engineering or petroleum production geology, with at least 5 years of such experience in charge of the estimations and evaluation of reserves information; and (ii) either (A) has obtained, from a college or university of recognized stature, a bachelor’s or advanced degree in petroleum engineering, geology or other discipline of engineering or physical science, or (B) has received, and is maintaining in good standing, a registered or certified professional engineer’s license or a registered or certified professional geologist’s license, or the equivalent thereof, from an appropriate governmental authority or professional organization.

YPF’s standard of independence for Consulting Reserves Auditors is that he or she must not have any financial interest in the properties under evaluation. This is in order that there is no incentive for his or her reports to be outcome-oriented because there is no direct economic benefit for him or her as a consequence of the results of his or her work. The Independent Qualified Reserves Auditor’s compensation is based only on professional services carried out to deliver an unbiased analysis suitable for the public and financial communities. YPF also requires that a statement of such independence is included in the auditor’s report.

We also confirm to the Staff that in future filings we will include disclosure substantially similar to the disclosure in this response relating to the definition of an “Independent Qualified Reserves Auditor”.

Risk Factors, page 11

We may not be able to replace our reserves, page 16

5.
Risk factors should be as specific to you as possible.  Please revise your document to expand this risk factor to include the fact that, even after your restatement of reserves, in the last two years your proved reserves have declined by approximately 33% and you only replaced 11% of your production last year.

Response

We acknowledge the Staff’s comment and confirm that in future filings we will revise this risk factor to read substantially as follows:

We May Not Be Able to Replace Our Reserves

The rate of production from oil and gas properties generally declines as reserves are depleted. Without successful exploration and development activities or reserve acquisitions, our proved reserves will decline as oil and gas are produced from our existing proved developed reserves. Because YPF mainly has mature fields, it is difficult to replace developed proved reserves from other categories of reserves. Consequently, in the last two years our proved reserves declined by approximately 33% and we replaced 11% of our production last year. Although, YPF is developing efforts to increase reserves, these exploration, development and acquisition activities may not result in significant additional reserves.

Exploration and Production, Reserves, page 25

Restatement of Previously Reported Reserves as of December 31, 2004, page 25

6.
You indicated on January 26, 2006 that you would revise your proved reserves estimates by 509 million barrels of oil equivalent.  However, you indicate, on page 27, that, at December 31, 2004 you restated your proved reserves by 254 million barrels of oil equivalent.  Explain the discrepancy between the two numbers.

Response

The 254 million barrels of oil equivalent corresponds only to the restatement for Loma La Lata Sierras Blanca reservoir – LLL-SB. The 509 million barrels of oil equivalent corresponds to the total downward reserves revision as of December 31, 2005, that, in addition to LLL-SB, also includes other fields not subject to restatement as disclosed in the 2006 20-F.

Revisions of Previous Estimates, Changes in YPF estimated proved reserves during 2005, page 27

7.
You discuss a number of fields which you indicate were “certified” by an external auditor.  In reasonable detail, explain what you mean by that term and how it differs from a reserves “audit” and describe the procedures followed by the external consultant.

Response

In the 2006 20-F the terms “certified by an external auditor” and “externally audited” should be construed as the definition of and procedures carried out in connection with, “reserves audit” as defined in “Oil and Gas Terms”, on page 4, and described in “Internal Controls on Reserves and Reserves Audit” on page 31 in the paragraph beginning “For those areas audited by independent firms,…”, in the 2006 Form 20-F, and also as further explained in our response to the Staff´s Comment No. 3. All these terms as used by YPF may not be comparable to other similar terms used by other companies in respect of proved reserves.

8.
Please provide us with supplemental information to better explain the negative revision of 49% of proved reserves in the Troncoso Inferior/Agrio+Avile reservoir in the Chihuido de la Sierra Negra (CHSN) field.  Please tell us if these reserves had been certified by an independent engineer prior to the negative revision and if so which one.

Response

CHSN Troncoso Inferior/Agrio+Avilé is a mature oil field under secondary recovery by water injection. It belongs to the Chihuido Sierra Negra reserve area located in the Neuquina basin in Argentina. YPF is the operator with a 100% share. The negative revision in this field was principally due to two factors:

a.
Contractual revisions: reserves declared as proved in previous years based on the 10 year extension of the Concessions, established by the Hydrocarbons Law, were reclassified as non-proved since there was no reasonable certainty at December 31, 2005 that concessions would be renewed, considering many facts such as the competition from state-owned energy companies such as Empresa Argentina Sociedad Anónima and other companies owned by Argentine provinces which  operate in the oil and gas industry; the intense competition in bidding for production blocks (especially those blocks with the most attractive crude oil and natural gas reserves); and the proposed legislation to transfer the hydrocarbon properties from the National Government to the provinces in Argentina, finally implemented by Law No. 26.197 in January 2007. All these facts and circumstances led us to conclude that the renewal of our concessions would become more difficult to obtain in the future. The effect of this revision was 31.6 millions of barrels of oil equivalent.

b.
Several technical revisions: In fiscal years prior to 2005, proved reserves of this oil field were estimated by the linear extrapolation method “Log WOR vs. Np”, globally applied to all the oil field and considering a constant fluid production. Although such estimates were always affected by intervention works and new wells, in the past they had provided reasonable predictions without any need for significant adjustments.

However, between the end of 2004 and the beginning of 2005 there was a considerable loss in injection and therefore, in the total fluid production. A gradual and sustained increase of the system pressure due to the use of a surfactant bactericide led to wellhead clogging. In turn, this clogging led to breakage of deeply corroded lines and reduction in injection performance. In addition, a workers’ strike resulted in a complete cessation of activity at the field that frustrated the repair of the lost injectors. In addition, the total cessation of activities caused precipitation of solids in the system which resulted in the collapse of new injectors.

The effect of this revision was 40.2 millions of barrels of oil equivalent. The effect of these events was not evident by the time the forecast as of December 31, 2004 was prepared.

These negative deviations in the estimations of the proven reserves were considered by DeGolyer and Mac Naughton (“D&M”) in their certification of the reserves as of December 31, 2005.

Prior to December 31, 2005, the last audit of the reserves of these areas was by Gaffney, Cline & Associates (“GCA”) in December 2002.

9.
Please provide us with supplemental information regarding the negative revision totaling 39% of total proved reserves in the Ramos/Chango Norte-Porcelana gas condesate field.  Please tell us the justification for Gaffney Cline & Associates certifying these reserves as proved in 2004.

Response

Ramos/Chango Norte-Porcelana is a gas condensate field, located in the Northwest basin in Argentina, and its geological structure is in the Ramos concessions, where YPF has a 50.7% share and Aguaragüe, where YPF has a 30.0% share. None of the concessions is operated by YPF.

The revision of proven reserves of this field was based on the updated analysis of the production-pressure data of the Huamampampa formation through the material balance method, incorporating the latest static pressure data available in the years 2004 and 2005. The study resulted in a reduction of the estimated GIIP (Gas Initially In Place) as well as the applied recovery factor. The respective adjustment of net proven reserves as of December 31, 2004 presumed a reduction of 94,952 Mscf of gas and 3,132 kstb of condensate, gasoline and LPG in the Ramos concession and 23,223 Mscf of gas and 747 kstb of condensate, gasoline and LPG in the Aguaragüe concession.

These areas were certified by GCA as of December 31, 2004. At the time of the study, the data registered in the 2005 pressure campaign were not available because the data survey described above was registered after the certification. Therefore, without these production-pressure points showing a departure from the linear p/z vs Gp established in the previous analysis, the auditor was unable to identify the GIIP reduction which was established one year later.

10.	Also please provide us with supplemental information regarding the negative revisions in:

•	the Porton/Chihuido of the Salina/Chihuido of the Salina Sur reserve area. Tell us if these reserves had been certified by an independent engineer prior to the negative revision and if so, which one;
•	the Aguada Toledo-Sierra Barrosa reservoir and tell us if these reserves had been certified by an independent engineer prior to the negative revision and if so which one;
•	the Lomas del Cuy/Los Perales reserve areas and tell us the justification for Gaffney Cline & Associates certifying these reserves, which were revised downward a year later, as proved in 2004.

Response

•
Also please provide us with supplemental information regarding the negative revisions in The Porton/Chihuido of the Salina/Chihuido of the Salina Sur reserve area. Tell us if those reserves had been certified by an independent engineer prior to the negative revision and if so, which one;

We respectfully submit to the Staff that the information available regarding technical and contractual revisions for these areas is included on page 28 of the 2006 Form 20-F. Additionally, we confirm to the Staff that GCA audited the reserves of these areas in December 2002.

•
Also please provide us with supplemental information regarding the negative revisions in The Aguada Toledo-Sierra Barrosa reservoir and tell us if these reserves had been certified by an independent engineer prior to the negative revision and if so which one;

We respectfully submit to the Staff that the information available regarding technical and contractual revisions for these areas is included on page 28 of the 2006 Form 20-F. Additionally, we confirm to the Staff that GCA audited the reserves of these areas on December 2003.

•
Also please provide us with supplemental information regarding the negative revisions in The Lomas del Cuy/Los Perales reserve areas and tell us the justification for Gaffney Cline & Associates certifying these reserves, which were revised downward a year later, as proved in 2004.

The negative revision in this field was principally due to the increased exponential decline used by GCA as of December 31, 2005, to estimate the proved reserves, for the primary recovery, of wells drilled before 2001 in Los Perales and Lomas del Cuy. The reserves of secondary recovery projects which temporarily suffered losses in 2005 in injection due to mechanical problems in the injection wells (El Guadal Sur) have been reclassified as probable reserves. Furthermore, the reserves of secondary projects developing worse in 2005 than originally expected (La Itala, Las Mesetas Oeste y Las Mesetas Norte) have also been reclassified as probable reserves.

GCA did not audit the reserves of these areas in 2004 but did so in December 2005.

Changes in YPF estimated net proved reserves during 2006, page 28

11.
You state that the reserves of all the productive areas were externally audited by GCA and D&M.  Please revise your document to provide more information on the work performed by these independent engineers.  This should include but is not limited to:

•	Disclose which systems, controls and approvals they reviewed in order to arrive at an opinion and what parameters they did not independently verify.
•	Disclose what their opinion letter stated.
•	Disclose the difference between a reserve audit that they performed and a reserve determination.
•	Explain how these audits raise the confidence that the reserves reported meet the definition of proved reserves and are reasonably certain to be produced in the future.

Response

We refer the Staff to our responses to Staff comments Nos. 3, 4 and 7. The procedures for all work done by our external auditors were based on the guides and definitions established by Rule 4-10(a) of Regulations S-X, and are disclosed in their reports, copies of which we have attached as Attachments A and B.

As to “reserve audit”, we refer the Staff to our response to Staff comment No. 3. Regarding “reserve determination” we use the term “determination” to refer to reserves on page 70 of the 2006 20 F, in accounting policies for the cost of drilling exploratory wells, in accordance with paragraph 19 of FAS 19 “Financial Accounting and Reporting by Oil and Gas Producing Companies”.

Each of GCA and D&M, as an external independent engineering firm hired by YPF for the purpose of auditing its proved reserves, must comply with Rule 4-10(a) of Regulation S-X under the SEC. Past performances, and CVs provided by the firms, are thoroughly reviewed to assess their level of experience and professional qualifications. Additionally, YPF through its Reserves Control Group holds regular meetings with the independent engineering firms during the course of the audits, to test for such compliance.  If any discrepancy (i.e., in used estimations, methodologies, among others) appears, it must be indicated in the report and properly documented. The work performed by these external auditors represents a qualified second opinion that is used by YPF, as a double check to enhance the quality in its proved reserves estimates as described under “Internal Control and Reserves Audit” on page 31 of the 2006 Form 20-F.

12.
At the bottom of page 31, you indicate that “D&M audited the main areas” in which you operate.  Quantify or describe what you mean by “main areas”.  Also, clarify what you mean in the next paragraph by “minor areas”.

Response

By “main areas” we are referring to the areas with greater volumes of reserves for each Economic Unit in Argentina, so as to achieve a total amount audited equivalent to 1/3 of the total reserves of Repsol YPF, in accordance with the objective to audit 100% of group reserves in a 3-year cycle. The amount of 1/3 of Repsol YPF’s total reserves equals approximately 80% of the total reserves of YPF in Argentina. We refer to the rest of the areas operated by YPF in Argentina as “minor areas” and “non operated areas”, which represent the remaining approximately 20%.

We confirm to the Staff that in future filings we will provide disclosures, similar to those included in the foregoing paragraph, to clarify our definition of main and minor areas.

Exploration and Development Properties and Production, page 35

13.
For your principal oil and gas fields please include all the information required by Item 4D for Form 20-F.  This includes as a minimum production, reserves, nature of your interest, location and development of these fields.  Please see Instruction to Item 4D for reference.

Response

We confirm to the Staff that in future filings we will add information about our principal oil and gas fields as required by Item 4D of Form 20-F. Additionally, we include below a table with information related to our main areas for the year ended December 31, 2006:

Areas	Interest	Production of the year (thousands of boe)	Reserves as of December 31, 2006 (thousands of boe)	Basin	Development of the area
LOMA LA LATA (1)	100%	70,773	445,819	Neuquina	Mature Field
EL PORTON-CHIHUIDO LA SALINA (1)	100%	22,600	142,550	Neuquina	Mature Field
LOS PERALES (1)	100%	12,323	56,954	Golfo San Jorge	Mature Field
CHIHUIDO SIERRA NEGRA (1)	100%	12,568	52,737	Neuquina	Mature Field
AGUADA TOLEDO-SIERRA BARROSA (1)	100%	8,661	49,780	Neuquina	Mature Field
MANANTIALES BEHR (1)	100%	6,494	31,455	Golfo San Jorge	Mature Field
SECO LEON (1)	100%	4,765	28,233	Golfo San Jorge	Mature Field
VIZCACHERAS (1)	100%	4,061	28,213	Cuyana	Mature Field
BARRANCA BAYA (1)	100%	4,721	22,609	Golfo San Jorge	Mature Field
BARRANCAS (1)	100%	2,438	19,420	Cuyana	Mature Field
LOMAS DEL CUY (1)	100%	3,597	18,860	Golfo San Jorge	Mature Field
SEÑAL PICADA (1)	100%	2,064	16,307	Neuquina	Mature Field
LA VENTANA (1)	(2)	2,159	15,178	Cuyana	Mature Field
EL TREBOL (1)	100%	2,398	14,397	Golfo San Jorge	Mature Field
PASO BARDAS NORTE (1)	100%	1,356	13,083	Neuquina	Mature Field
CERRO FORTUNOSO (1)	100%	2,124	10,121	Neuquina	Mature Field

(1) Exploitation concessions
(2) 69.6% for Crude Oil and 60% for Liquids, Natural Gas Liquids and Natural Gas

Oil and Gas Reserves, page F-56

14.
You indicate that gas production volumes do not include volumes that were flared or vented.  Please tell us if these volumes were included as part of proved reserves and, are therefore, now included as negative revisions.

Response

We confirm to the Staff that proved reserves do not include gas volumes projected to be vented or flared. If volumes in excess of those projected are flared or vented, such excess is reflected in negative revisions.

ATTACHMENT A

Gaffney, Cline & Associates

Digital Copy

CRUDE OIL AND NATURAL GAS
RESERVE AUDIT AND CERTIFICATION
OF SIX FIELDS IN SAN JORGE BASIN

EFFECTIVE DECEMBER 31, 2005

Prepared for

REPSOL YPF S.A.

JANUARY 2006

Repsol YPF

C1191.00

SECTIONS

•	INTRODUCTORY LETTER

•	RESERVE STATEMENTS

•	TECHNICAL EXPLANATIONS

•	SUMMARY SHEET OF TOTALS

GCA

Gaffney, Cline & Associates Inc.

Technical and Management Advisers to the Petroleum Industry Internationally Since 1962

Four Oaks Place
1360 Post Oak Boulevard, Suite 2500
Houston, Texas 77056

Principals	William B. Cline
Peter D. Gaffney

Telephone: (713) 850-9955
Facsimile: (713) 850-9966
e-Mail: gcah@gaffney-cline.com

C1191.00/IASF/ralo/LT1371	January 19, 2006

Ing. Guillermo García Alvarez-Valle
Repsol YPF S.A.
Avenida Pte. Roque Sáenz Peña 777
Oficina 930 D
1364 Buenos Aires, Argentina

CRUDE OIL AND NATURAL GAS RESERVE AUDIT CERTIFICATION
OF SIX FIELDS IN SAN JORGE BASIN EFFECTIVE DECEMBER 31, 2005

Dear Ing. García:

Gaffney, Cline & Associates (GCA) has examined the crude oil and natural gas reserve estimates rendered by Repsol YPF S.A. (RY) in respect of six San Jorge Basin fields, four of them in the province of Santa Cruz and two in the province of Chubut. On the basis of production performance data and other technical information made available to us concerning these property units, we hereby certify the oil and gas reserve volumes as summarized by property unit in the tables below and by the individual property specific statements that are attached to this letter.

It is our considered opinion that the following total estimates of remaining recoverable oil, natural gas and natural gas liquids volumes at December 31, 2005, are, in the aggregate, reasonable. Proved reserves have been prepared in accordance with the definitions set out in Rule 4-10 of Regulation S-X of the United States Securities and Exchange Commission. Probable and Possible reserves have been prepared in accordance with the reserve definitions approved by the Society of Petroleum Engineers and World Petroleum Congresses in March 1997.

Natural gas volumes represent those volumes to be sold or used internally for operations. Net volumes reflect RY’s working interest in the concession. This interest has not been reduced for royalties, which under customary Argentine accounting practice are treated as an operating expense. Proved gas volumes are based on firm and existing gas contracts, and on the reasonable expectation that such gas sales contracts will be renewed on similar terms in the future.

Crude Oil Net Reserves Volumes for RY (103 m3)

Property-Field	Proved Developed	Proved Undeveloped	Total Proved	Probable	Possible
Barranca Baya	3,170	708	3,878	389	1,096
Los Perales	4,650	3,976	8,626	1,720	631
Lomas del Cuy	1,983	1,160	3,143	1,307	70
Seco Leon	2,471	1,592	4,063	625	467
Manantiales Behr	3,665	1,142	4,807	1,812	1,875
El Trebol	2,347	441	2,788	177	747
TOTAL	18,286	9,019	27,305	6,030	4,886

Natural Gas Net Reserves Volumes for RY (106 m3)

Property-Field	Proved Developed	Proved Undeveloped	Total Proved	Probable	Possible
Barranca Baya	62	14	76	8	21
Los Perales	1,336	870	2,206	1,619	1,839
Lomas del Cuy	220	129	349	145	8
Seco Leon	495	319	814	125	180
Manantiales Behr	385	105	490	221	172
El Trebol	30	0	30	2	10
TOTAL	2,528	1,437	3,965	2,120	2,230

This audit examination was based on reserve estimates and other information provided by RY to GCA through December 31, 2005, and included such tests, procedures and adjustments as were considered necessary. All questions that arose during the course of the certification process were resolved to GCA’s satisfaction. The reported hydrocarbon reserve is an estimate based on professional engineering judgment and is subject to future revisions, upward or downward, as a result of future operations or as additional information becomes available.

GCA served as independent reserve auditors. The firm’s Senior Partners, officers, and employees have no direct or indirect interest holding in RY. GCA’s remuneration was not in any way contingent upon reported reserve estimates. No representations are made herein in respect of property title or encumbrances thereon. This report has been prepared for RY and should not be used for purposes other than those for which it is intended.

Very truly yours, GAFFNEY, CLINE & ASSOCIATES, INC. /s/ Ivan Simões Filho Ivan Simões Filho Southern Cone Area Manager

Attn.

Gaffney, Cline & Associates

RESERVE STATEMENTS

Repsol YPF	C1191.00

Gaffney, Cline & Associates

TABLE OF CONTENTS

Total	1

Barranca Baya	2

Los Perales	3

Lomas del Cuy	4

Seco León	5

Manantiales Behr	6

El Trébol	7

Repsol YPF	C1191.00

TOTAL

(Field / Area Name)

Crude Oil and Natural Gas Reserve Statement
Audit Certification @ December 31st, 2005
Supporting Sub-unit Data Sheet

		Operator Name:	Repsol YPF S.A.
Sub-unit Name:	TOTAL	Repsol YPF Oil Interest:	0.00%
Country:	Argentina	Repsol YPF Gas Interest:	0.00%
Province:	Santa Cruz/Chubut	Sales Gas as % of Total Gross Gas:	0.00%
		Fuel Gas as % of Total Gross Gas:	0.00%

A. Cumulative Production to December 31st, 2005

Oil			Cond.	Gasoline	LPG	Gas
Primary Mm³	Secondary Mm³	Total Mm³	Mm³	Mm³	Mm³	Solution MMm³	Total MMm³

B. Gross Field Volumes @ December 31st, 2005

	Oil			Cond.	Gasoline	LPG	Gas
	Primary Mm³	Secondary Mm³	Total Mm³	Mm³	Mm³	Mm³	Solution MMm³	Total MMm³
Proved
Developed Prod.	10,263	8,023	18,286	0	0	0	2,130	2,504
Developed Non-Prod.	0	0	0	0	0	0	0	24
Undeveloped	4,393	4,626	9,019	0	0	0	1,410	1,437
Sub-total Proved	14,656	12,649	27,305	0	0	0	3,540	3,965
Probable	4,739	1,291	6,030	0	0	0	812	2,120
Possible	4,168	718	4,886	0	0	0	525	2,230

C. Respsol YPF Net Interest Reserves @ December 31st, 2005

	Oil			Cond.	Gasoline	LPG	Gas
	Primary Mm³	Secondary Mm³	Total Mm³	Mm³	Mm³	Mm³	Solution MMm³	Total MMm³
Proved
Developed Prod.	10,263	8,023	18,286	0	0	0	2,130	2,504
Developed Non-Prod.	0	0	0	0	0	0	0	24
Undeveloped	4,393	4,626	9,019	0	0	0	1,410	1,437
Sub-total Proved	14,656	12,649	27,305	0	0	0	3,540	3,965
Probable	4,739	1,291	6,030	0	0	0	812	2,120
Possible	4,168	718	4,886	0	0	0	525	2,230

D. Notes:

GCA Auditor:	VSW
Approved:	DKM
Date:	19-Jan-06

Barranca Baya

(Field / Area Name)

Crude Oil and Natural Gas Reserve Statement
Audit Certification @ December 31st, 2005

		Operator Name:	Repsol YPF S.A.
Sub-unit Name:	San Jorge	Repsol YPF Oil Interest:	100.00%
Country:	Argentina	Repsol YPF Gas Interest:	100.00%
Province:	Santa Cruz	Sales Gas as % of Total Gross Gas:	0.00%
		Fuel Gas as % of Total Gross Gas:	100.00%

A. Cumulative Production to December 31st, 2005

Oil			Cond.	Gasoline	LPG	Gas
Primary Mm³	Secondary Mm³	Total Mm³	Mm³	Mm³	Mm³	Solution MMm³	Total MMm³

B. Gross Field Volumes @ December 31st, 2005

	Oil			Cond.	Gasoline	LPG	Gas
	Primary Mm³	Secondary Mm³	Total Mm³	Mm³	Mm³	Mm³	Solution MMm³	Total MMm³
Proved
Developed Prod.	1,624	1,546	3,170	0	0	0	62	62
Developed Non-Prod.	0	0	0	0	0	0	0	0
Undeveloped	290	418	708	0	0	0	14	14
Sub-total Proved	1,914	1,964	3,878	0	0	0	76	76
Probable	302	87	389	0	0	0	8	8
Possible	1,041	55	1,096	0	0	0	21	21

C. Respsol YPF Net Interest Reserves @ December 31st, 2005

	Oil			Cond.	Gasoline	LPG	Gas
	Primary Mm³	Secondary Mm³	Total Mm³	Mm³	Mm³	Mm³	Solution MMm³	Total MMm³
Proved
Developed Prod.	1,624	1,546	3,170	0	0	0	62	62
Developed Non-Prod.	0	0	0	0	0	0	0	0
Undeveloped	290	418	708	0	0	0	14	14
Sub-total Proved	1,914	1,964	3,878	0	0	0	76	76
Probable	302	87	389	0	0	0	8	8
Possible	1,041	55	1,096	0	0	0	21	21

D. Notes:

GCA Auditor:	VSW
Approved:	DKM
Date:	19-Jan-06

Seco Leon

(Field / Area Name)

Crude Oil and Natural Gas Reserve Statement
Audit Certification @ December 31st, 2005

		Operator Name:	Repsol YPF S.A.
Sub-unit Name:	San Jorge	Repsol YPF Oil Interest:	100.00%
Country:	Argentina	Repsol YPF Gas Interest:	100.00%
Province:	Santa Cruz	Sales Gas as % of Total Gross Gas:	71.00%
		Fuel Gas as % of Total Gross Gas:	29.00%

A. Cumulative Production to December 31st, 2005

Oil			Cond.	Gasoline	LPG	Gas
Primary Mm³	Secondary Mm³	Total Mm³	Mm³	Mm³	Mm³	Solution MMm³	Total MMm³

B. Gross Field Volumes @ December 31st, 2005

	Oil			Cond.	Gasoline	LPG	Gas
	Primary Mm³	Secondary Mm³	Total Mm³	Mm³	Mm³	Mm³	Solution MMm³	Total MMm³
Proved
Developed Prod.	1,041	1,430	2,471	0	0	0	495	495
Developed Non-Prod.	0	0	0	0	0	0	0	0
Undeveloped	193	1,399	1,592	0	0	0	319	319
Sub-total Proved	1,234	2,829	4,063	0	0	0	814	814
Probable	316	309	625	0	0	0	125	125
Possible	417	50	467	0	0	0	180	180

C. Respsol YPF Net Interest Reserves @ December 31st, 2005

	Oil			Cond.	Gasoline	LPG	Gas
	Primary Mm³	Secondary Mm³	Total Mm³	Mm³	Mm³	Mm³	Solution MMm³	Total MMm³
Proved
Developed Prod.	1,041	1,430	2,471	0	0	0	495	495
Developed Non-Prod.	0	0	0	0	0	0	0	0
Undeveloped	193	1,399	1,592	0	0	0	319	319
Sub-total Proved	1,234	2,829	4,063	0	0	0	814	814
Probable	316	309	625	0	0	0	125	125
Possible	417	50	467	0	0	0	180	180

D. Notes:

GCA Auditor:	VSW
Approved:	DKM
Date:	19-Jan-06

Lomas del Cuy

(Field / Area Name)

Crude Oil and Natural Gas Reserve Statement
Audit Certification @ December 31st, 2005

		Operator Name:	Repsol YPF S.A.
Sub-unit Name:	San Jorge	Repsol YPF Oil Interest:	100.00%
Country:	Argentina	Repsol YPF Gas Interest:	100.00%
Province:	Santa Cruz	Sales Gas as % of Total Gross Gas:	0.00%
		Fuel Gas as % of Total Gross Gas:	100.00%

A. Cumulative Production to December 31st, 2005

Oil			Cond.	Gasoline	LPG	Gas
Primary Mm³	Secondary Mm³	Total Mm³	Mm³	Mm³	Mm³	Solution MMm³	Total MMm³

B. Gross Field Volumes @ December 31st, 2005

	Oil			Cond.	Gasoline	LPG	Gas
	Primary Mm³	Secondary Mm³	Total Mm³	Mm³	Mm³	Mm³	Solution MMm³	Total MMm³
Proved
Developed Prod.	1,120	863	1,983	0	0	0	220	220
Developed Non-Prod.	0	0	0	0	0	0	0	0
Undeveloped	375	785	1,160	0	0	0	129	129
Sub-total Proved	1,495	1,648	3,143	0	0	0	349	349
Probable	1,144	163	1,307	0	0	0	145	145
Possible	20	50	70	0	0	0	8	8

C. Respsol YPF Net Interest Reserves @ December 31st, 2005

	Oil			Cond.	Gasoline	LPG	Gas
	Primary Mm³	Secondary Mm³	Total Mm³	Mm³	Mm³	Mm³	Solution MMm³	Total MMm³
Proved
Developed Prod.	1,120	863	1,983	0	0	0	220	220
Developed Non-Prod.	0	0	0	0	0	0	0	0
Undeveloped	375	785	1,160	0	0	0	129	129
Sub-total Proved	1,495	1,648	3,143	0	0	0	349	349
Probable	1,144	163	1,307	0	0	0	145	145
Possible	20	50	70	0	0	0	8	8

D. Notes:

GCA Auditor:	VSW
Approved:	DKM
Date:	19-Jan-06

Los Perales

(Field / Area Name)

Crude Oil and Natural Gas Reserve Statement
Audit Certification @ December 31st, 2005

		Operator Name:	Repsol YPF S.A.
Sub-unit Name:	San Jorge	Repsol YPF Oil Interest:	100.00%
Country:	Argentina	Repsol YPF Gas Interest:	100.00%
Province:	Santa Cruz	Sales Gas as % of Total Gross Gas:	0.00%
		Fuel Gas as % of Total Gross Gas:	100.00%

A. Cumulative Production to December 31st, 2005

Oil			Cond.	Gasoline	LPG	Gas
Primary Mm³	Secondary Mm³	Total Mm³	Mm³	Mm³	Mm³	Solution MMm³	Total MMm³

B. Gross Field Volumes @ December 31st, 2005

	Oil			Cond.	Gasoline	LPG	Gas
	Primary Mm³	Secondary Mm³	Total Mm³	Mm³	Mm³	Mm³	Solution MMm³	Total MMm³
Proved
Developed Prod.	2,575	2,075	4,650	0	0	0	986	1,336
Developed Non-Prod.	0	0	0	0	0	0	0	0
Undeveloped	2,736	1,240	3,976	0	0	0	843	870
Sub-total Proved	5,311	3,315	8,626	0	0	0	1,829	2,206
Probable	1,603	117	1,720	0	0	0	365	1,619
Possible	570	61	631	0	0	0	134	1,839

C. Respsol YPF Net Interest Reserves @ December 31st, 2005

	Oil			Cond.	Gasoline	LPG	Gas
	Primary Mm³	Secondary Mm³	Total Mm³	Mm³	Mm³	Mm³	Solution MMm³	Total MMm³
Proved
Developed Prod.	2,575	2,075	4,650	0	0	0	986	1,336
Developed Non-Prod.	0	0	0	0	0	0	0	0
Undeveloped	2,736	1,240	3,976	0	0	0	843	870
Sub-total Proved	5,311	3,315	8,626	0	0	0	1,829	2,206
Probable	1,603	117	1,720	0	0	0	365	1,619
Possible	570	61	631	0	0	0	134	1,839

D. Notes:

GCA Auditor:	VSW
Approved:	DKM
Date:	19-Jan-06

Manatiales Behr

(Field / Area Name)

Crude Oil and Natural Gas Reserve Statement
Audit Certification @ December 31st, 2005

		Operator Name:	Repsol YPF S.A.
Sub-unit Name:	San Jorge	Repsol YPF Oil Interest:	100.00%
Country:	Argentina	Repsol YPF Gas Interest:	100.00%
Province:	Chubut	Sales Gas as % of Total Gross Gas:	7.00%
		Fuel Gas as % of Total Gross Gas:	93.00%

A. Cumulative Production to December 31st, 2005

Oil			Cond.	Gasoline	LPG	Gas
Primary Mm³	Secondary Mm³	Total Mm³	Mm³	Mm³	Mm³	Solution MMm³	Total MMm³

B. Gross Field Volumes @ December 31st, 2005

	Oil			Cond.	Gasoline	LPG	Gas
	Primary Mm³	Secondary Mm³	Total Mm³	Mm³	Mm³	Mm³	Solution MMm³	Total MMm³
Proved
Developed Prod.	3,229	436	3,665	0	0	0	337	361
Developed Non-Prod.	0	0	0	0	0	0	0	24
Undeveloped	799	343	1,142	0	0	0	105	105
Sub-total Proved	4,028	779	4,807	0	0	0	442	490
Probable	1,279	533	1,812	0	0	0	167	221
Possible	1,875	0	1,875	0	0	0	172	172

C. Respsol YPF Net Interest Reserves @ December 31st, 2005

	Oil			Cond.	Gasoline	LPG	Gas
	Primary Mm³	Secondary Mm³	Total Mm³	Mm³	Mm³	Mm³	Solution MMm³	Total MMm³
Proved
Developed Prod.	3,229	436	3,665	0	0	0	337	361
Developed Non-Prod.	0	0	0	0	0	0	0	24
Undeveloped	799	343	1,142	0	0	0	105	105
Sub-total Proved	4,028	779	4,807	0	0	0	442	490
Probable	1,279	533	1,812	0	0	0	167	221
Possible	1,875	0	1,875	0	0	0	172	172
D. Notes:

GCA Auditor:	VSW
Approved:	DKM
Date:	19-Jan-06

El Trebol

(Field / Area Name)

Crude Oil and Natural Gas Reserve Statement
Audit Certification @ December 31st, 2005

		Operator Name:	Repsol YPF S.A.
Sub-unit Name:	San Jorge	Repsol YPF Oil Interest:	100.00%
Country:	Argentina	Repsol YPF Gas Interest:	100.00%
Province:	Chubut	Sales Gas as % of Total Gross Gas:	0.00%
		Fuel Gas as % of Total Gross Gas:	100.00%

A. Cumulative Production to December 31st, 2005

Oil			Cond.	Gasoline	LPG	Gas
Primary Mm³	Secondary Mm³	Total Mm³	Mm³	Mm³	Mm³	Solution MMm³	Total MMm³

B. Gross Field Volumes @ December 31st, 2005

	Oil			Cond.	Gasoline	LPG	Gas
	Primary Mm³	Secondary Mm³	Total Mm³	Mm³	Mm³	Mm³	Solution MMm³	Total MMm³
Proved
Developed Prod.	674	1,673	2,347	0	0	0	30	30
Developed Non-Prod.	0	0	0	0	0	0	0	0
Undeveloped	0	441	441	0	0	0	0	0
Sub-total Proved	674	2,114	2,788	0	0	0	30	30
Probable	95	82	177	0	0	0	2	2
Possible	245	502	747	0	0	0	10	10

C. Respsol YPF Net Interest Reserves @ December 31st, 2005

	Oil			Cond.	Gasoline	LPG	Gas
	Primary Mm³	Secondary Mm³	Total Mm³	Mm³	Mm³	Mm³	Solution MMm³	Total MMm³
Proved
Developed Prod.	674	1,673	2,347	0	0	0	30	30
Developed Non-Prod.	0	0	0	0	0	0	0	0
Undeveloped	0	441	441	0	0	0	0	0
Sub-total Proved	674	2,114	2,788	0	0	0	30	30
Probable	95	82	177	0	0	0	2	2
Possible	245	502	747	0	0	0	10	10

D. Notes:

GCA Auditor:	VSW
Approved:	DKM
Date:	19-Jan-06

Gaffney, Cline & Associates

TECHNICAL EXPLANATIONS

Repsol YPF	C1191.00

Gaffney, Cline & Associates

Technical Explanations of the Audit/Engineering Review of the Argentina Sur Main Fields

REPSOL-YPF AUDIT PROCESS

The fields being audited have been undergoing primary and secondary recovery for many years and are very mature. The Repsol YPF (RY) reserves declaration contains both proved primary and proved secondary projects that are at various stages of development.

1.           Proved Reserves Audit

Primary Reserves

Proved Developed Producing (PDP) Audit

The audit approach to producing reserves was to utilize RY’s Oilfield Manager (OFM) database, extract the primary production and compare it with the production curve presented by RY. After confirmation that the production data extracted was the same or very near the same, all production from “new” wells (drilled since 1/1/2001) was extracted. From this, a PDP decline was determined for continued operations, assuming no further drilling would occur. In cases where GCA’s estimated decline rate was considered to be more representative, GCA then estimated the PDP reserves. The decline rate was applied to the current production and extrapolated to 31/12/2017. The reserves were calculated from the estimated production rates between 1/1/2006 and 31/12/2017.

The only significant differences in oil volume estimates between RY and GCA occurred in the primary recovery in the Los Perales and the Lomas Del Cuy fields. The reasons for both fields are the same: a difference in interpretation and application of the time decline rate. For both fields GCA adopted a steeper (more conservative) decline rate, which was based on overall historical performance, while RY’s decline was based on a more recent trend (2001 forward). The reason presented by RY for the “flattening” of the decline was the stabilization of the number of primary wells either through restoring shut-in wells to production or from slowing or stopping the conversions of producers to injectors. As the type and amount of data necessary to support the continuation of this flatter decline was not available, the Primary PDP reserves estimated by GCA for these fields reflects the original decline rate forecast (28.8%/yr at Los Perales and 25.5%/yr at Lomas del Cuy’ see Figures 1 and 2). The estimated dissolved gas volumes were reduced accordingly by applying an average GOR to the estimated oil volumes.

There was also a significant difference between RY and GCA in the free gas estimate for Los Perales. RY had recognized that free gas production was likely to exceed reserves during 2005. In addition to some minor volumes re-categorization due to workovers, RY transferred volumes from the Probable category in an amount sufficient to account for approximately two more years of production at current rates, with the understanding that the Los Perales free gas will be the subject of study during 2006. GCA accepted this transfer but only for a volume sufficient to account for one additional year of production, subject to review once the results of the gas study are available.

The differences between GCA’s estimates and RY’s declarations are presented in the accompanying “Summary Sheet of Totals”.

Proved Developed Non-Producing (PDNP) Reserve Audit

RY made no representations of PDNP reserves, and GCA concurs.

Proved Undeveloped (PUD) Reserve Audit

The audit approach to PUD reserves was to utilize RY’s OFM database and extract the primary production from all wells drilled since 1/1/2001. The new wells were then normalized to zero time and the average production for each month was divided by the wells producing that month. This resulted in a 4 to 5 year normalized production graph. The production was extrapolated on a straight-line semi-log decline until 31/12/2017. The cumulative production volume was added to the extrapolated volume to provide an estimated average recovery per completion for the new wells. This value was compared with the estimated per well recovery of RY’s PUD representation. In all cases the GCA estimated recovery was greater than or very near to RY’s estimates. The primary production maps were reviewed to assess the location of the PUD wells. The locations of the PUD wells were all basically one-well step-out locations and the PUD reserves were accepted.

Secondary Reserves

Proved Developed Producing (PDP) Audit

The primary objective of this audit was to assess RY’s estimates in respect to the current production performance and assure that the proper reserve categorization was made according to SPE standards.

Production performance behavior was analyzed by the following methods:

1.
Total projected oil production, primary production, secondary production, associated gas production, water production, water injection, number of producing wells (total, primary and secondary) and the number of injection wells were extracted from the OFM database to the extent that this data existed. The secondary oil production was compared to the secondary oil graph used by RY to extrapolate future secondary recovery.

2.
From the data extracted, the project performance for secondary oil and, where necessary, total project oil performance was plotted versus time on a semi-log graph. The graph includes daily oil rate, oil cumulative, monthly oilcut, GOR, daily water production, daily water injection, number of producing and injection wells. The oil production graph was analyzed in detail to determine if an exponential decline could represent the estimated future PDP recovery of the project.

3.
In addition to the total project performance analysis, graphs of oilcut versus cumulative production, type-well performance, pseudo fractional flow diagrams of watercut versus percent cumulative recovery and; watercut and percent oil recovery versus a pseudo net pore volume of water injection were analyzed. The two later graphs are not explicit, but were created to view the recovery behavior of the project. Extrapolations of oilcut versus cumulative oil were made to assess the recovery estimated by normal exponential decline analysis.

4.	The estimated recovery by exponential extrapolation was compared to RY’s declination and if in reasonable agreement, the PDP reserves were accepted.

Proved Developed Non-Producing (PDNP) Reserve Audit

RY made no representations of PDNP reserves and GCA concurs.

Proved Undeveloped (PUD) Reserve Audit

The audit approach to PUD reserves was to clarify that the secondary PUD reserves presented by RY were properly categorized. Secondary projects which have not been implemented but have sufficient supporting technical studies, analogs, economic evaluation and are planned to be implemented within a reasonable time frame by SEC standards, can be classified as secondary PUD projects. Secondly, if a relatively new PUD project is being or has been fully implemented then reserves may be transferred from PUD to PDP as performance supports the estimated volumes. All of RY’s PUD projects fell into the guidelines of these two definitions. All the technical studies on the unimplemented projects were reviewed and found to be acceptable. There were several new projects that have been implemented or are being implemented that have reserves remaining in the PUD category. Each of these projects was reviewed, and the distinctions between PDP and PUD were found to be reasonable.

2.           Probable and Possible Reserves Audit

Essentially the same methodologies were applied to probable and possible reserve categories, with the only variable being related to uncertainty.

Primary

Primary probable and possible reserves are similar to primary PUD reserves, with more uncertainty. The audit approach to these reserves was to compare the average recovery per PUD well since 2001 with the estimated per well recovery of RY’s probable/possible representation. In all cases, GCA’s estimated recovery was greater than or very near to RY’s estimates. Also, in all cases RY’s average recovery per well was less for probable than for PUD. The locations of the probable/possible wells were all basically one-well step-out locations from and around the PDP plus PUD areas, and the reserves were accepted.

Secondary

The probable and possible secondary reserves were generally related to secondary expansion (new wells and/or injection pattern expansion) and/or higher recovery potential. Current operations and/or performance can not support the movement of these reserves to a higher category. In all cases, RY provided technical studies that supported these reserves and, overall, GCA accepted these reserves.

There were a few projects in which current performance and operations do not support the PDP reserves. In these isolated cases some reserves were transferred to PUD and/or probable categories.

Gaffney, Cline & Associates

Figure 1

Repsol YPF	C1191.00

Gaffney, Cline & Associates

Figure 2

Repsol YPF	C1191.00

Gaffney, Cline & Associates

SUMMARY SHEET OF TOTALS

Repsol YPF	C1191.00

GCA Results	Repsol Reserves					GCA Reserves					Difference (GCA – Repsol)
Summary Sheet of Totals	CDEP	CDNP	CND	Pr	Po	CDEP	CDNP	CND	Pr	Po	CDEP	CDNP	CND	Pr	Po
31 December 2005	E3m3	E3m3	E3m3	E3m3	E3m3	E3m3	E3m3	E3m3	E3m3	E3m3	E3m3	E3m3	E3m3	E3m3	E3m3
BARRANCA BAYA FIELD
Primary Reserves	1,624	—	290	302	1,041	1,624	—	290	302	1,041	—	—	—	—	—
Primary Proved	1,914					1,914					—
Secondary Totals	1,546	—	418	87	55	1,546	—	418	87	55	—	—	—	—	—
Secondary Proved	1,964					1,964					—
Dissolved Gas Reserves – E6m3	62	—	14	8	21	62	—	14	8	21	—	—	—	—	—
LOS PERALES FIELD
Primary Reserves	3,984	—	2,736	1,603	570	2,575	—	2,736	1,603	570	(1,409)	—	—	—	—
Primary Proved	6,720					5,311					(1,409)	—	—	—	—
Secondary Totals	2,232	—	1,200	—	61	2,075	—	1,240	117	61	(157)	—	40	117	—
Secondary Proved	3,432					3,315					(117)	—	—	—	—
Dissolved Gas Reserves – E6m3	1,317	—	836	340	134	986	—	843	365	134	(332)	—	8	25	—
Free Gas Reserves – E6m3	773	—	27	840	1,705	350		27	1,254	1,705	(423)	—	—	414	—
LOMAS DEL CUY FIELD
Primary Reserves	1,549	—	375	1,144	20	1,120	—	375	1,144	20	(429)	—	—	—	—
Primary Proved	1,923					1,495					(428)	—	—	—	—
Secondary Totals	863	—	785	163	50	863	—	785	163	50	—	—	—	—	—
Secondary Proved	1,648					1,648					—	—	—	—	—
Dissolved Gas Reserves – E6m3	268	—	129	145	8	220	—	129	145	8	(48)	—	—	—	—
SECO LEON FIELD												—
Primary Reserves	1,041	—	193	316	417	1,041	—	193	316	417	—	—	—	—	—
Primary Proved	1,234					1,234					—
Secondary Totals	1,430	—	1,399	309	50	1,430	—	1,399	309	50	—	—	—	—	—
Secondary Proved	2,829					2,829
Dissolved Gas Reserves – E6m3	495	—	319	125	180	495	—	319	125	180	—	—	—	—	—
MANANTIALES BEHR FIELD
Primary Reserves 3,229	3,229	—	799	1,279	1,875	3,229	—	799	1,279	1,875	—	—	—	—	—
Primary Proved	4,028					4,028					—
Secondary Totals	436	—	343	533	—	436	—	343	533	—	—	—	—	—	—
Secondary Proved	779					779					—
Dissolved Gas Reserves – E6m3	337	—	105	167	172	337	—	105	167	172	—	—	—	—	—
Free Gas Reserves – E6m3	24	24	—	54	—	24	24	—	54	—	—	—	—	—	—
EL TREBOL FIELD
Primary Reserves	674	—	—	95	245	674	—	—	95	245	—	—	—	—	—
Primary Proved	674					674					—

Secondary Totals	1,673	—	441	82	502	1,673	—	441	82	502	—	—	—	—	—
Secondary Proved	2,114					2,114					—
Dissolved Gas Reserves – E6m3	30	—	—	2	10	30	—	—	2	10	—	—	—	—	—
TOTAL RESERVES
Primary Reserves	12,100	—	4,393	4,739	4,168	10,263	—	4,393	4,739	4,168	(1,838)	—	—	—	—
Primary Proved	16,493					14,656					(1,837)
Secondary Totals	8,180	—	4,586	1,174	718	8,023	—	4,626	1,291	718	(157)	—	40	117	—
Secondary Proved	12,766					12,649					(117)
Dissolved Gas Reserves – E6m3	2,509	—	1,403	786	526	2,130	—	1,409	811	525	(380)	—	8	25	—
Free Gas Reserves – E6m3	797	24	27	894	1,705	374	24	27	1,308	1,705	(423)	—	—	414	—

Checked: VSW
Approved: DKM
C1191.00

Attachment B

This CD-ROM contains digital representation of a DeGolyer and MacNaughton report.

The files on this CD-ROM are intended to be manifestations of certain data in the subject report and as such are subject to the same conditions thereof. The information and data contained in this CD-ROM maybe subject to misinterpretation; therefore, the signed and bound copy of this report should be considered the only authoritative source of such information.

REPORT
as of
DECEMBER 31, 2005
on
RESERVES
of
CERTAIN PROPERTIES
in
ARGENTINA
attributable to
REPSOL YPF

2

TABLE OF CONTENTS

Page

FOREWARD	1
Scope of Investigation	1
Authority	1
Source of Information	2
CLASSIFICATION OF RESERVES	2
ESTIMATION OF RESERVES	5
SUMMARY AND CONCLUSIONS	7

TABLES
Table	1	–	Properties Evaluated
SUMMARY of RESERVES
Table	2	–	Summary of Gross Proved Reserves
Table	3	–	Summary Gross Probable and Possible Reserves
Table	4	–	Summary of Net Reserves
PROJECTIONS of GROSS RESERVES
MENDOZA BLOCK
Table	5	–	Mendoza Block Total
Table	6	–	Barrancas Area Total
Table	7	–	Fld-Seg: Barrancas Sur
Table	8	–	Fld-Seg: Barrancas-C.R.I.
Table	9	–	Fld-Seg: Barrancas-Cabras / B. Verde
Table	10	–	Fld-Seg: Barrancas-Cabras-Potrerillos
Table	11	–	Fld-Seg: Barrancas-Cabras-Villavicencio
Table	12	–	Guanaco Blanco Area
			Fld-Seg: Guanaco Blanco LRB
Table	13	–	La Ventana Area
			Fld-Seg: La Ventana-Barrancas/Rio Blanco
Table	14	–	La Ventana Central Area Total
Table	15	–	Fld-Seg: Rio Viejas
Table	16	–	Fld-Seg: Zona Central BRC
Table	17	–	Fld-Seg: Zona Central LRB
Table	18	–	Fld-Seg: Zona Central TRC
Table	19	–	Fld-Seg: Zona Central VC
Table	20	–	La Ventana-Caflada Dura Area
			Fld-Seg: La Ventana-Cañada Dura
Table	21	–	Vizcacheras-Caflada Dura Area
			Fld-Seg: Vizcacheras-Canada Dura
Table	22	–	Vizcacheras Area Total
Table	23	–	Fld-Seg: Vizcacheras-Barrancas
Table	24	–	Fld-Seg: Vizcacheras-Papagayos

Table	25	–	Cerro Fortunoso Area Total
Table	26	–	Fld-Seg: Cerro Fortunoso
Table	27	–	Fld-Seg: Cerro Fortunoso Stir
EL PORTÓN BLOCK
Table	28	–	El Portón Block Total
Table	29	–	Chihuido La Salina Area Total
Table	30	–	Fld-Seg: Chihuido La Salina Norte-Troncoso Inf.
Table	31	–	Fld-Seg: Chihuido La Salina-Centro Norte-Troncoso Inf.
Table	32	–	Fld-Seg: Chihuido La Salina-Centro Sur-Troncoso Info.
Table	33	–	Fld-Seg: Chihuido La Salina-Mulichinco
Table	34	–	Chihuido La Salina Sur Area Total
Table	35	–	Fld-Seg: Bajo Los Lobos-Troncoso Inf.
Table	36	–	Fld-Seg: Chihuido La Salina-Troncoso Inf.-Escama Intermedia
Table	37	–	Fld-Seg: Chihuido La Salina-Troncoso Inf.-Escama Principal
Table	38	–	Fld-Seg: Chihuido La Salina-Troncoso Inf.-Escama Superior
Table	39	–	Fld-Seg: Rincon de Correa
Table	40	–	Fld-Seg: Rincon de Correa Sur
Table	41	–	El Portón Area Total
Table	42	–	Fld-Seg: El Portón Norte
Table	43	–	Fld-Seg: El Portón Sur
RDLS BLOCK
Table	44	–	RDLS Block Total
Table	45	–	Chihuido Sierra Negra Area Total
Table	46	–	Fld -Seg: Chihuido Sierra Negra-Rayoso
Table	47	–	Fld -Seg: Chihuido-Roca Ignea / La Tosca
Table	48	–	Fld-Seg: Chihuido Sierra Negra-Troncoso Inf. / Agrio+Avile
Table	49	–	Fld-Seg: Lomita Norte
Table	50	–	Fld-Seg: Lomita-Rayoso
Table	51	–	Paso Bardas Norte Area Total
Table	52	–	Fld-Seg: Paso Bardas Norte-Grupo Neuquen
Table	53	–	Fld-Seg: Paso Bardas Norte-Huitrin (La Tosca)
Table	54	–	Fld-Seg: Paso Bardas Norte-Mulichinco
Table	55	–	Señal Picada Area Total
Table	56	–	Fld-Seg: Señal Picada-Centenario
Table	57	–	Fld-Seg: Señal Picada-Quintuco
LOMA LA LATA BLOCK
Table	58	–	Loma La Lata Block Total
Table	59	–	Aguada Toledo-Sierra Barrosa Area Total
Table	60	–	Fld-Seg: Aguada Toledo-Sierra Barrosa
Table	61	–	Fld-Seg: Barrosa Norte
Table	62	–	Fld-Seg: Barrosa Oeste
Table	63	–	Fld-Seg: Cupen Mahuida-Precuyano
Table	64	–	Fld-Seg: Cupen Mahuida Norte-Precuyano
Table	65	–	Fld-Seg: Cupen-Centenario

4

Table	66	–	Fld-Seg: El Cordon-Lajas
Table	67	–	Fld-Seg: El Cordon-Lotena
Table	68	–	Fld-Seg: El Triangulo
Table	69	–	Fld-Seg: Sierra Barrosa Este
Table	70	–	Loma La Lata Area Total
Table	71	–	Fld-Seg: Barr. Colorados-Sierras Blancas
Table	72	–	Fld-Seg: Quintuco
Table	73	–	Fld-Seg: Sierras Blancas
Table	74	–	Fld-Seg: Lotena
MEGAPLANT
Table	75	–	Mega Plant: El Portón Block, Loma La Lata Block

5

REPORT
as of
DECEMBER 31, 2005
on
RESERVES
of
CERTAIN PROPERTIES
in
ARGENTINA
attributable to
REPSOL YPF

FOREWARD

Scope of Investigation

This report presents estimates of the proved, probable, and possible crude oil, condensate, natural gas liquids (NGL), and natural gas reserves, as of December 31, 2005, of certain properties in Argentina owned by REPSOL YPF as listed in Table 1.

Estimates of proved reserves presented in this report have been prepared in compliance with the regulations promulgated by the United States Securities and Exchange Commission (SEC). Estimates of probable and possible reserves presented in this report have been prepared according to the reserves definitions approved by the Society of Petroleum Engineers (SPE) and the World Petroleum Congresses (WPC). These reserves definitions are discussed in detail in the Classification of Reserves section of this report.

Reserves estimated in this report are expressed as gross and net reserves. Gross reserves are defined as the total estimated petroleum to be produced from the properties after December 31, 2005. Net reserves are defined as that portion of the gross reserves attributable to the interests of REPSOL YPF after deducting interests owned by others. Tables 2 through 4 are summaries of the reserves estimated in this report.

Estimates of oil, condensate, NGL, and gas reserves should be regarded only as estimates that may change as further production history and additional information become available. Not only are such reserves estimates based on that information which is currently available, but such estimates are also subject to the uncertainties inherent in the application of judgmental factors in interpreting such information.

Authority

These data accompany the report of DeGolyer and MacNaughton and are subject to its specific conditions.

1

This report was authorized by Mr. Guillermo J. Garcia Alvarez-Valle, Director Control de Reservas, REPSOL YPF.

Source of Information

Information used in the preparation of this report was obtained from REPSOL YPF. In the preparation of this report we have relied, without independent verification, upon information furnished by REPSOL YPF with respect to its property interests, production from such properties, current costs of operation and development, current prices for production, agreements relating to current and future operations and sale of production, and various other information and data that were accepted as represented. A field examination of the properties was not considered necessary for the purposes of this report.

CLASSIFICATION of RESERVES

Petroleum reserves included in this report that are classified as proved are judged to be economically producible in future years from known reservoirs under existing economic and operating conditions and assuming continuation of current regulatory practices using conventional production methods and equipment. In the analyses of production-decline curves, reserves were estimated only to the limit of economic rates of production under existing economic and operating conditions using prices and costs as of the date the estimate is made, including consideration of changes in existing prices provided only by contractual arrangements but not including escalations based upon future conditions. Proved reserves classifications used in this report are in accordance with the reserves definitions of Rules 4–10(a) (1)–(13) of Regulation S–X of the SEC of the United States. The petroleum reserves are classified as follows:

Proved oil and gas reserves – Proved oil and gas reserves are the estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions.

(i) Reservoirs are considered proved if economic producibility is supported by either actual production or conclusive formation test. The area of a reservoir considered proved includes (A) that portion delineated by drilling and defined by gas-oil and/or oil-water contacts, if any; and (B) the immediately adjoining portions not yet drilled, but which can be reasonably judged as economically productive on the basis of available geological and engineering data. In the absence of information on fluid contacts, the lowest known structural

2

occurrence of hydrocarbons controls the lower proved limit of the reservoir.

(ii) Reserves which can be produced economically through application of improved recovery techniques (such as fluid injection) are included in the “proved” classification when successful testing by a pilot project, or the operation of an installed program in the reservoir, provides support for the engineering analysis on which the project or program was based.

(iii) Estimates of proved reserves do not include the following: (A) oil that may become available from known reservoirs but is classified separately as “indicated additional reserves”; (B) crude oil, natural gas, and natural gas liquids, the recovery of which is subject to reasonable doubt because of uncertainty as to geology, reservoir characteristics, or economic factors; (C) crude oil, natural gas, and natural gas liquids, that may occur in undrilled prospects; and (D) crude oil, natural gas, and natural gas liquids, that may be recovered from oil shales, coal, gilsonite, and other such sources.

Proved developed oil and gas reserves – Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery should be included as “proved developed reserves” only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

Proved undeveloped reserves – Proved undeveloped oil and gas reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Under no circumstances should estimates for proved undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is

3

contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.

The probable and possible reserves presented in this report have been prepared in accordance with reserves definitions approved in March 1997 by the SPE and the WPC. Probable and possible reserves are based on geologic and/or engineering data similar to that used in estimates of proved reserves; but technical, contractual, economic, or regulatory uncertainties preclude such reserves being classified as proved. They may be estimated assuming future economic conditions different from those prevailing at the time of the estimate. The effect of possible future improvements in economic conditions and technological developments can be expressed by allocating appropriate quantities of reserves to the probable and possible classifications.

Probable Reserves – Probable reserves are those unproved reserves which analysis of geological and engineering data suggests are more likely than not to be recoverable. In this context, when probabilistic methods are used, there should be at least a 50-percent probability that the quantities actually recovered will equal or exceed the sum of estimated proved plus probable reserves.

In general, probable reserves may include (1) reserves anticipated to be proved by normal step-out drilling where sub-surface control is inadequate to classify these reserves as proved, (2) reserves in formations that appear to be productive based on well log characteristics but lack core data or definitive tests and which are not analogous to producing or proved reservoirs in the area, (3) incremental reserves attributable to infill drilling that could have been classified as proved if closer statutory spacing had been approved at the time of the estimate, (4) reserves attributable to improved recovery methods that have been established by repeated commercially successful applications when (a) a project or pilot is planned but not in operation and (b) rock, fluid, and reservoir characteristics appear favorable for commercial application, (5) reserves in an area of the formation that appears to be separated from the proved area by faulting and the geologic interpretation indicates the subject area is structurally higher than the proved area, (6) reserves attributable to a future workover, treatment, re-treatment, change of equipment, or other mechanical procedures, where such procedure has not been proved successful in wells which exhibit similar behavior in analogous reservoirs, and (7) incremental reserves in proved reservoirs where an alternative interpretation of performance or volumetric data indicates more reserves than can be classified as proved.

4

Possible Reserves – Possible reserves are those unproved reserves which analysis of geological and engineering data suggests are less likely to be recoverable than probable reserves. In this context, when probabilistic methods are used, there should be at least a 10-percent probability that the quantities actually recovered will equal or exceed the sum of estimated proved plus probable plus possible reserves.

In general, possible reserves may include (1) reserves which, based on geological interpretations, could possibly exist beyond areas classified as probable, (2) reserves in formations that appear to be petroleum bearing based on log and core analysis but may not be productive at commercial rates, (3) incremental reserves attributed to infill drilling that are subject to technical uncertainty, (4) reserves attributed to improved recovery methods when (a) a project or pilot is planned but not in operation and (b) rock, fluid, and reservoir characteristics are such that a reasonable doubt exists that the project will be commercial, and (5) reserves in an area of the formation that appears to be separated from the proved area by faulting and geological interpretation indicates the subject area is structurally lower than the proved area.

The extent to which probable and possible reserves ultimately may be reclassified as proved reserves is dependent upon future drilling, testing, and well performance. The degree of risk to be applied in evaluating probable and possible reserves is influenced by economic and technological factors as well as the time element. Probable and possible reserves in this report have not been adjusted in consideration of these additional risks and therefore are not comparable with proved reserves.

ESTIMATION of RESERVES

Estimates of reserves were prepared by the use of standard geological and engineering methods generally accepted by the petroleum industry. The method or combination of methods utilized in the analysis of each reservoir was tempered by experience with similar reservoirs, stage of development, quality and completeness of basic data, and production history.

Where applicable, the volumetric method was used to determine the original quantities of petroleum in place. Estimates were made by using various types of logs, core analyses, and other available data. Formation tops, gross thickness, and representative values for net pay thickness, porosity, and interstitial fluid saturations were used to prepare structural maps to delineate each reservoir and isopachous maps to determine reservoir volumes. Where adequate data were available and where circumstances justified, material-balance and other engineering methods were used to estimate the original petroleum in place.

5

Estimates of ultimate recovery were obtained by applying recovery efficiency factors to the original quantities of petroleum in place. These factors were based on consideration of the type of energy inherent in the reservoir, analysis of the fluid and rock properties, the structural position of the properties, and the production history. In some instances, comparisons were made with similar producing reservoirs in the area where more complete data were available.

Where adequate data were available and where circumstances justified, material-balance and other engineering methods were used to estimate recovery factors. In these instances, reservoir performance parameters such as cumulative production, producing rate, reservoir pressure, gasoil ratio behavior, and water production were considered in estimating recovery efficiencies used in determining gross ultimate recovery.

For depletion-type reservoirs or other reservoirs where performance has disclosed a reliable decline in producing-rate trends or other diagnostic characteristics, reserves were estimated by the application of appropriate decline curves or other performance relationships. In analyzing decline curves, reserves were estimated to the calculated economic limits based on current economic conditions. Proved reserves were limited to the economic limit, the expiration date of a production license or, in the case of gas reserves, the expiration of applicable gas sales contracts, whichever occurs first.

In certain cases where the previously named methods could not be used, reserves were estimated by analogy with similar reservoirs where more complete data were available.

The reserves estimates presented herein were based on consideration of monthly production data through August 2005. Other data available through December 31, 2005, were used to prepare estimates for this report. However, reserves estimates for the Loma La Lata Block, Chihuido Sierra Negra-Troncoso Inferior/Agrio+Auile, in the Rincon de los Sauces Block were based on monthly production data through October 2005. Where applicable, estimated cumulative production, as of December 31, 2005, was deducted from the gross ultimate recovery to determine the estimated gross reserves.

Gas reserves reported herein are expressed as separator-gas and marketable-gas volumes. The gas reserves are expressed at a temperature base of 60 degrees Fahrenheit (°F) and at a pressure base of 14.696 pounds per square inch absolute (psia). Separator gas is defined as the gas remaining after field separation but prior to gas processing and shrinkage for fuel use or flare. Marketable-gas reserves were calculated from separator-gas reserves after deduction for flare, plant processing, and removal of inerts, but prior to deduction for fuel usage. NGL reserves credited to each field have been estimated on the basis of the quantities of liquids recovered from Repsol YPF’s share of gas delivered to a gas plant for processing. The NGL reserves included herein are reported as either liquefied petroleum gas (LPG) or natural gasoline. The LPG and natural gasoline estimated herein are defined as propane and butanes fractions and pentanes and heavier fractions, respectively. Oil and condensate reserves reported herein are to be recovered by normal field separation.

6

The estimated gross and net proved, probable, and possible reserves from the properties evaluated in this report, as of December 31, 2005, are summarized as follows, expressed in thousands of barrels (Mbbl) and millions of cubic feet (MMcf):

	Gross Reserves				Net Reserves
	Oil, Condensate, and Natural Gasoline (Mbbl)	LPG (Mbbl)	Mega Plant NGL (Mbbl)	Marketable Gas (MMcf)	Oil, Condensate, and Natural Gasoline (Mbbl)	LPG (Mbbl)	Mega Plant NGL (Mbbl)	Marketable Gas (MMcf)
Proved
Developed	238,202	15,338	84,360	2,154,192	230,551	15,131	84,360	2,153,107
Undeveloped	23,507	49	28,846	901,675	23,128	37	28,846	901,624

Total Proved	261,709	15,387	113,206	3,055,867	253,679	15,168	113,206	3,054,731

Probable*	108,148	88	32,101	1,038,424	104,273	59	32,101	1,037,969
Possible*	17,378	6	8,214	614,982	17,007	6	8,214	614,941

* Probable and possible reserves have not been adjusted for risk.

Tables 2 and 3 list the gross reserves of the fields evaluated in this report, while Table 4 lists the net reserves. Tables 5 through 74 are projections of gross proved and proved-plus-probable reserves by block, area, and field-segment. Table 75 contains the projections for the Mega plant.

In our opinion, the information relating to estimated proved reserves of crude oil, condensate, NGL, and natural gas reserves contained in this report has been prepared in accordance with Paragraphs 10—13 and 15 of Statement of Financial Accounting Standards No. 69 (November 1982) of the Financial Accounting Standards Board and Rules 4—10(a) (1)—(13) of Regulation S—X of the Securities and Excange Commission (SEC); provided, however, that certain estimated data have not been provided with respect to changes in reserves information. These rules and regulations also contain specific provisions that prohibit the reporting of probable and possible reserves; therefore, the reporting and filing with the SEC of the probable and possible reserves contained herein would not be in conformity with such rules and regulations and should not, under any circumstances, be used or relied upon to meet the requirements thereof.

To the extent that the above-enumerated rules, regulations, and statements require determinations of an accounting or legal nature or information beyond the scope of this report, we are necessarily unable to express an opinion as to whether the above-described information is in accordance therewith or sufficient therefor.

SUMMARY and CONCLUSIONS

This report evaluates REPSOL YPF’s interests in proved, probable, and possible oil, condensate, NGL, and gas reserves in certain properties located in Argentina.

7

The estimated gross and net proved, probable, and possible reserves, as of December 31, 2005, for the properties listed in Table 1 and described in this report are summarized as follows, expressed in thousands of barrels (Mbbl) or millions of cubic feet (MMcf):

	Gross Reserves				Net Reserves
	Oil, Condensate, and Natural Gasoline (Mbbl)	LPG (Mbbl)	Mega Plant NGL (Mbbl)	Marketable Gas (MMcf)	Oil, Condensate, and Natural Gasoline (Mbbl)	LPG (Mbbl)	Mega Plant NGL (Mbbl)	Marketable Gas (MMcf)
Proved
Developed	238,202	15,338	84,360	2,154,192	230,551	15,131	84,360	2,153,107
Undeveloped	23,507	49	28,846	901,675	23,128	37	28,846	901,624

Total Proved	261,709	15,387	113,206	3,055,867	253,679	15,168	113,206	3,054,731

Probable*	108,148	88	32,101	1,038,424	104,273	59	32,101	1,037,969
Possible*	17,378	6	8,214	614,982	17,007	6	8,214	614,941

* Probable and possible reserves have not been adjusted for risk.

Submitted,

/s/ DeGOLYER and MacNAUGHTON

DeGOLYER and MacNAUGHTON

SIGNED: February 24, 2006

/s/ R.M. Shuck, P.E.
R. M. Shuck, P.E. Senior Vice President DeGolyer and MacNaughton

8

TABLE 1
PROPERTIES EVALUATED
as of
DECEMBER 31, 2005
for
REPSOL YPF
in
ARGENTINA

Block Area Field-Segment	Net Oil, Condensate and Nat. Gasoline Revenue Interest	Net Gas and LPG Revenue Interest
Mendoza Block
Barrancas Area
Barrancas Sur	100.0%	100.0%
Barrancas-C.R.I.	100.0%	100.0%
Barrancas-Cabras / B. Verde	100.0%	100.0%
Barrancas-Cabras-Potrerillos	100.0%	100.0%
Barrancas-Cabras-Villavicencio	100.0%	100.0%
Guanaco Blanco Area
Guanaco Blanco LRB	69.6%	60.0%
La Ventana Area
La Ventana-Barrancas / Rio Blanco	69.6%	60.0%
La Ventana Central Area
Rio Viejas	69.6%	60.0%
Zona Central BRC	69.6%	60.0%
Zona Central LRB	69.6%	60.0%
Zona Central TRC	69.6%	60.0%
Zona Central VC	69.6%	60.0%
La Ventana-Caflada Dura Area
La Ventana-Canada Dura	69.6%	60.0%
Vizcacheras-Caflada Dura Area
Vizcacheras-Caflada Dura	100.0%	100.0%
Vizcacheras Area
Vizcacheras-Barrancas	100.0%	100.0%
Vizcacheras-Papagayos	100.0%	100.0%
Cerro Fortunoso Area
Cerro Fortunoso	100.0%	100.0%
Cerro Fortunoso Sur	100.0%	100.0%

El Portón Block
Chihuido La Salina Area
Chihuido La Sauna Norte-Troncoso Inf.	100.0%	100.0%
Chihuido La Salina-Centro Norte-Troncoso Inf.	100.0%	100.0%
Chihuido La Salina-Centro Sur-Troncoso Inf.	100.0%	100.0%
Chihuido La Salina-Mulichinco	100.0%	100.0%
Chihuido La Sauna Sur Area
Bajo Los Lobos-Troncoso Inf.	100.0%	100.0%
Chthuido La Salina-Troncoso Inf.-Escama Intermedia	100.0%	100.0%
Chihuido La Salina-Troncoso Inf.-Escama Principal	100.0%	100.0%
Chihuido La Salina-Troncoso Inf.-Escama Superior	100.0%	100.0%
Rincon de Correa	100.0%	100.0%
Rincon de Correa Sur	100.0%	100.0%

These data accompany the report of DeGolyer and MacNaughton and are subject to its specific conditions.

TABLE 1 – PROPERTIES EVALUATED – (Continued)

Block Area Field-Segment	Net Oil, Condensate and Nat. Gasoline Revenue Interest	Net Gas and LPG Revenue Interest
El Portón Area
El Portón Norte	100.0%	100.0%
El Portón Sur	100.0%	100.0%

Rincon de los Sauces Block
Chihuido Sierra Negra Area
Chihuido Sierra Negra-Rayoso	100.0%	100.0%
Chihuido -Roca Ignea / La Tosca	100.0%	100.0%
Chihuido Sierra Negra-Troncoso Inf. / Agrio+Avile	100.0%	100.0%
Lomita Norte	100.0%	100.0%
Lomita-Rayoso	100.0%	100.0%
Paso Bardas Norte Area
Curri Cura-Rayoso	100.0%	100.0%
Paso Bardas Norte-Grupo Neuquen	100.0%	100.0%
Paso Bardas Norte-Huitrin (La Tosca)	100.0%	100.0%
Paso Bardas Norte-Mulichinco	100.0%	100.0%
Señal Picada Area
Señal Picada-Centenario	100.0%	100.0%
Señal Picada-Quintuco	100.0%	100.0%

Loma La Lata Block
Aguada Toledo-Sierra Barrosa Area
Aguada Toledo-Sierra Barrosa	100.0%	100.0%
Barrosa Norte	100.0%	100.0%
Barrosa Oeste	100.0%	100.0%
Cupen Mahuida-Precuyano	100.0%	100.0%
Cupen Mahuida Norte-Precuyano	100.0%	100.0%
Cupen-Centenario	100.0%	100.0%
El Cordon-Lajas	100.0%	100.0%
El Cordon-Lotena	100.0%	100.0%
El Triangulo	100.0%	100.0%
Sierra Barrosa Este	100.0%	100.0%
Loma La Lata Area
Barr. Colorados-Sierras Blancas	100.0%	100.0%
Quintuco	100.0%	100.0%
Sierras Blancas	100.0%	100.0%
Lotena	100.0%	100.0%

These data accompany the report of DeGolyer and MacNaughton and are subject to its specific conditions.

TABLE 2
PROVED GROSS RESERVES
as of
DECEMBER 31, 2005
of
CERTAIN PROPERTIES
with interests owned by
REPSOL YPF
in
ARGENTINA

	Reserves
	Proved Developed				Proved Undeveloped				Total Proved
Block Area Field Segment	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Mega Plant NGL (Mbbl)	Marketable Gas (MMcf)	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Mega Plant NGL (Mbbl)	Marketable Gas (MMcf)	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Mega Plant NGL (Mbbl)	Marketable Gas (MMcf)
Mendoza Block
Barrancas Area
Barrancas Sur	364	0	0	0.0	1,604	0	0	0.0	1,868	0	0	0.0
Barrancas-C.R.I.	8,264	262	0	340.8	943	15	0	47.1	9,207	277	0	387.9
Barrancas-Cabras / B. Verde	11,203	0	0	461.7	79	0	0	3.4	11,282	0	0	465.1
Barrancas-Cabras-Potrerillos	664	0	0	27.1	0	0	0	0.5	664	0	0	27.1
Barrancas-Cabras-Villavicencio	54	0	0	3.4	8	0	0	0.0	54	0	0	3.4
Subtotal-Barrancas Area	20,549	262	0	833.0	2,626	15	0	50.5	23,175	277	0	883.5
Guanaco Blanco Area
Guanaco Blanco LRB	84	0	0	0.0	0	0	0	0.0	84	0	0	0.0
La Ventana Area
La Ventana-Barrancas / Rio Blanco	3,212	0	0	348.7	0	0	0	0.0	3,212	0	0	348.7
La Ventana Central Area
Rio Viejas	2,174	51	0	236.0	283	7	0	30.7	2,457	58	0	266.7
Zona Central BRC	1,601	132	0	607.9	228	7	0	25.0	5,829	139	0	632.9
Zona Control LRB	272	7	0	29.5	0	0	0	0.0	272	7	0	25.5
Zona Central TRC	7,580	180	0	822.7	448	10	0	48.7	8,028	190	0	871.4
Zona Central VC	6,155	147	0	668.1	227	5	0	24.5	6,382	512	0	692.6
Subtotal-La Ventana Cent. Area	21,782	517	0	2,364.2	1,186	29	0	128.9	22,968	546	0	2,493.1
La Ventana-Cañada Dura Area
La Ventana-Cañada Dura	90	0	0	0.0	64	0	0	0.0	154	0	0	0.0
Vizcacheras-Cañada Dura Area
Vizcacheras-Cañada Dura	4,244	0	0	232.0	0	0	0	0.0	4,244	0	0	232.0
Vizcacheras Area
Vizcacheras-Barrancas	8,032	118	0	698.4	74	0	0	6.4	8,106	116	0	704.8
Vizcacheras-Papagayos	17,903	259	0	1,556.9	284	5	0	24.5	18,187	264	0	1,581.4
Subtotal-Vizcacheras Area	25,935	377	0	2,255.3	358	5	0	30.9	26,293	382	0	2,286.2
Cerro Fortunoso Area
Cerro Fortunoso	13,120	0	0	0.0	865	0	0	0.0	13,989	0	0	0.0
Cerro Fortunoso Sur	44	0	0	0.0	5	0	0	0.0	44	0	0	0.0
Subtotal-Cerro Fortunoso Area	13,164	0	0	0.0	869	0	0	0.0	14,033	0	0	0.0
Total-Mendoza Block	89,060	1,156	0	6,033.2	5,103	49	0	210.3	94,163	1,205	0	6,243.5
El Portón Black
Chihuido La Salina Area
Chihuido La Salina Norte-Troncoso Inf.	8,629	0	0	12,190.6	2,704	0	0	0.0	11,333	0	0	12,190.6
Chihuido La Salina-Centro Norte-Troncoso Inf.	15,424	0	0	62,828.8	2,828	0	0	0.0	18,252	0	0	82,828.8
Chihuido La Salina-Centro Sur-Troncoso Inf.	4,057	0	0	164,868.0	0	0	0	0.0	4,057	0	0	154,868.0
Chihuido La Solina-Mulichinco	0	0	0	0.0	5	0	0	0.0	0	0	0	0.0
Subtotal-Chihuido La Salina Area	28,110	0	0	239,887.4	5,532	0	0	0.0	33,642	0	0	239,887.4
Chihuido La Salina Sur Area
Bajo Los Lobos-Troncoso Inf.	125	0	0	8,757.0	0	0	0	0.0	125	0	0	8,757.0
Chihuido La Salina-Troncoso Inf.-Escama Intermedia	483	0	0	5,876.6	741	0	0	0.5	1,224	0	0	5,976.6
Chihuido La Salina-Troncoso Inf.-Escama Principal	3,918	0	0	29,270.9	691	0	0	0.0	4,609	0	0	29,270.9
Chihuido La Salina-Troncoso Inf.-Escama Superior	1,560	0	0	24,825.8	0	0	0	0.0	1,560	0	0	24,825.8
Rincon de Correa	257	0	0	0.0	220	0	0	0.0	477	0	0	0.0
Rincon de Correa Sur	188	0	0	0.0	315	0	0	0.0	503	0	0	0.0
Subtotal-Chihuido La Salina Sur Area	6,531	0	0	68,830.3	1,967	0	0	0.0	8,498	0	0	68,830.3

These data accompany the report of DeGolyer and MacNaughton and are subject to its specific conditions.

TABLE 2 – PROVED GROSS RESERVES – (Continued)

	Reserves
	Proved Developed				Proved Undeveloped				Total Proved
Block Area Field Segment	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Mega Plant NGL (Mbbl)	Marketable Gas (MMcf)	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Mega Plant NGL (Mbbl)	Marketable Gas (MMcf)	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Mega Plant NGL (Mbbl)	Marketable Gas (MMcf)
El Portón Area
El Portón Norte	4,006	0	0	100,421.4	1,040	0	0	0.0	5,046	0	0	100,421.4
El Portón Sur	3,460	0	0	73,017.3	0	0	0	0.0	3,460	0	0	73,017.3
Subtotal-El Portón Ares	7,466	0	0	173,438.7	1,040	0	0	0.0	8,506	0	0	173,438.7
Total-El Portón, Block	42,107	14,182	22,934	482,156.4	8,539	0	0	0.0	50,646	14,182	22,934	482,156.4
Rincon do los Sauces Black
Chihuido Sierra Negra Area
Chihuido Sierra Negra-Rayoso	565	0	0	66.9	139	0	0	16.5	704	0	0	83.4
Chihuido .Roca Ignea / La Tosca	757	0	0	126.9	0	0	0	0.0	757	0	0	126.9
Chihuido Sierra Negra-Troncoso Inf. /Agrio+Avile	59,857	0	0	7,341.9	0	0	0	0.0	59,857	0	0	7,341.9
Lomita Norte	590	0	0	56.0	0	0	0	0.0	590	0	0	56.0
Lomita-Rayoso	1,088	0	0	103.3	0	0	0	0.0	1,088	0	0	103.3
Subtotal-Chihuido Sierra Negra Area	62,857	0	0	7,695.0	139	0	0	16.5	62,996	0	0	7,711.5
Paso Bardas Norte Area
Paso Bardas Norte-Grupo Neuquen	0	0	0	5,914.1	0	0	0	64,779.6	0	0	0	70,693.7
Paso Bardas Norte-Huitrin (La Tosca)	177	0	0	3,910.9	0	0	0	0.0	177	0	0	3,910.9
Paso Bardas Norte-Mulichinco	0	0	0	0.0	0	0	0	0.0	0	0	0	0.0
Subtotal-Paso Bardas Norte Area	177	0	0	9,825.0	0	0	0	64,779.6	177	0	0	74,604.6
Señal Picada Area
Señal Picada-Centenario	46	0	0	0.0	0	0	0	0.0	46	0	0	0.0
Señal Picada-Quintuco	16,816	0	0	749.9	0	0	0	0.0	16,816	0	0	749.9
Subtotal-Señal Picada Area	16,862	0	0	749.9	0	0	0	0.0	16,862	0	0	749.9
Total-Rincon de los Sauces Block	79,896	0	0	18,269.9	139	0	0	64,796.1	80,035	0	0	83,066.0
									0	0		0.0
Loma La Lata Block
Aguada Toledo-Sierra Barrosa Area
Aguada Toledo-Sierra Barrosa	7,955	0	0	105,622.8	1,050	0	0	0.0	9,005	0	0	105,622.8
Barrosa Norte	0	0	0	5,462.8	0	0	0	20,082.6	0	0	0	25,545.4
Barrosa Oeste	67	0	0	1,451.3	0	0	0	10,128.6	67			11,579.9
Cupen Mahuida-Precuyano	0	0	0	26,474.1	0	0	0	35,624.8	0			62,098.9
Cupen Mahuida Norte-Precuyano	0	0	5	3,318.0	0	0	0	2,235.9	0			5,553.9
Cupen-Centenario	0	0	0	5,717.4	0	0	0	970.1	0			6,687.5
El Cordon-Lajas	0	0	0	0.0	0	0	0	0.0	0			0.0
El Cordon-Lotena	0	0	0	0.0	0	0	0	0.0	0			0.0
El Triangulo	24	6	0	7,769.7	5	0	0	0.0	24	0	0	7,769.7
Sierra Barrosa Este	0	0	0	0.0	0	0	0	0.0	0	0	0	0.0
Subtotal-Aguada Toledo-Sierra Barrosa Area	8,046	0	0	155,816.1	1,050	0	0	69,042.0	9,096	0	0	224,858.1
Loma La Lata Area
Barr. Colorados-Sierras Blancas	32	0	0	1,080.7	0	0	0	0.0	32	0	0	1,080.7
Quintuco	410	0	0	339.9	0	0	0	0.0	410	0	0	339.9
Sierras Blancas	18,651	0	61,426	1,444,092.6	8,676	0	28,846	680,994.8	27,327	0	90,272	2,125,087.4
Lotena	0	0	0	46,403.5	0	0	0	86,631.9	0	0	0	133,035.4
Subtotal-Loma La Lata Area	19,093	0	61,426	1,491,916.7	8,676	0	28,846	767,626.7	27,769	0	90,272	2,259,543.4
Total-Loma La Lata Block	27,139	0	61,426	1,647,732.8	9,726	0	28,846	836,668.7	36,865	0	90,272	2,484,401.5
Total	238,202	15,338	84,360	2,154,192.3	23,507	49	28,846	901,675.1	261,709	15,387	113,206	3,055,867.4

These data accompany the report of DeGolyer and MacNaughton and are subject to its specific conditions.

TABLE 3
PROBABLE and POSSIBLE GROSS RESERVES
as of
DECEMBER 31, 2005
of
CERTAIN PROPERTIES
with interests owned by
REPSOL YPF
in
ARGENTINA

	Reserves
	Probable				Possible
Block Area Field-Segment	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Mega Plant NGL (Mbbl)	Marketable Gas (MMcf)	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Mega Plant NGL (Mbbl)	Marketable Gas (MMcf)

Mendoza Block
Barrancas Area
Barrancas Sur	4,325	0	0	0.0	0	0	0	0.0
Barrancas-C.R.I.	5,134	8	0	119.0	0	0	0	0.0
Barrancas-Cabras / B. Verde	4,379	0	0	180.4	0	0	0	0.0
Barrancas-Cabras-Potrerillos	265	0	0	10.1	0	0	0	0.0
Barrancas-Cabras-Villavicencio	0	0	0	0.0	0	0	0	0.0

Subtotal-Barrancas Area	14,103	8	0	309.5	0	0	0	0.0
Guanaco Blanco Area
Guanaco Blanco LRB	0	0	0	0.0	0	0	0	0.0
La Ventana Area
La Ventana-Barrancas/ Rio Blanco	1,336	0	0	102.4	0	0	0	0.0
La Ventana Central Area
Rio Viejas	1,048	4	0	88.5	94	0	0	13.0
Zona Central BRC	2,647	21	0	248.1	453	0	0	0.0
Zona Central LRB	822	0	0	88.9	0	0	0	0.0
Zona Central TRC	3,705	31	0	331.8	0	0	0	0.0
Zona Central VC	3,189	18	0	278.7	673	0	0	88.0

Subtotal-La Ventana Cent. Area	11,411	74	0	1,036.0	1,220	0	0	101.0
La Ventana-Cañada Dura Area
La Ventana-Cañada Dura	0	0	0	0.0	0	0	0	0.0
Vizcacheras-Cañada Dura Area
Vizcacheras-Cañada Dura	1,298	0	0	71.0	881	0	0	52.1
Vizcacheras Area
Vizcacheras-Barrancas	4,269	3	0	371.3	0	0	0	0.0
Vizcacheras-Papagayos	6,771	3	0	589.1	434	6	0	39.0

Subtotal-Vizcacheras Area	11,040	6	0	960.4	434	6	0	39.0
Cerro Fortunoso Area
Cerro Fortunoso	4,195	0	0	0.0	0	0	0	0.0
Cerro Fortunoso Sur	105	0	0	0.0	0	0	0	0.0

Subtotal-Cerro Fortunoso Area	4,300	0	0	0.0	0	0	0	0.0
Total-Mendoza Block	43,488	88	0	2,479.3	2,535	6	0	192.1

El Portón Block
Chihuido La Salina Area
Chihuido La Salina Norte-Troncoso Inf.	2,391	0	0	0.0	1,195	0	0	0.0
Chihuido La Salina-Centro Norte-Troncoso Inf.	3,359	0	0	0.0	2,516	0	0	0.0
Chihuido La Salina-Centro Sur-Troncoso Inf.	427	0	0	0.0	0	0	0	0.0
Chihuido La Salina-Mulichinco	0	0	0	0.0	0	0	0	0.0

Subtotal-Chihuido La Salina Area	6,177	0	0	0.0	3,711	0	0	0.0
Chihuido La Salina Sur Area
Bajo Los Lobos-Troncoso Inf.	133	0	0	9,000.4	0	0	0	0.0
Chihuido La Salina-Troncoso Inf.-Escama Intermedi	627	0	0	0.0	440	0	0	0.0
Chihuido La Salina-Troncoso Inf.-Escama Principal	2,354	0	0	0.0	1,629	0	0	0.0
Chihuido La Salina-Troncoso Inf.-Escama Superior	0	0	0	0.0	0	0	0	0.0
Rincon de Correa	0	0	0	0.0	220	0	0	0.0
Rincon de Correa Sur	630	0	0	0.0	943	0	0	0.0

Subtotal-Chihuido La Salina Sur Area	3,744	0	0	9,000.4	3,232	0	0	0.0

These data accompany the report of DeGolyer and MacNaughton and are subject to its specific conditions.

TABLE 3 – PROBABLE and POSSIBLE GROSS RESERVES (Continued)

	Reserves
	Probable				Possible
Block Area Field-Segment	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Mega Plant NGL (Mbbl)	Marketable Gas (MMcf)	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Mega Plant NGL (Mbbl)	Marketable Gas (MMcf)
El Portón Area
El Portón Norte	0	0	0	0.0	0	0	0	0.0
El Portón Sur	264	0	0	0.0	3,604	0	0	0.0
Subtotal-El Portón Area	264	0	0	0.0	3,604	0	0	0.0
Total-El Portón Block	10,185	0	0	9,000.4	10,547	0	0	0.0

Rincon de los Sauces Block
Chihuido Sierra Negra Area
Chihuido Sierra Negra-Rayoso	1,132	0	0	134.8	0	0	0	0.0
Chihuido -Roca Ignea / La Tosca	542	0	0	91.1	755	0	0	70.6
Chihuido Sierra Negra-Troncoso Inf. /Agrio+Avile	36,635	0	0	4,495.7	0	0	0	22,633.2
Lomita Norte	1,284	0	0	125.2	0	0	0	0.0
Lomita-Rayoso	630	0	0	59.9	629	0	0	0.0

Subtotal-Chihuido Sierra Negra Area	40,223	0	0	4,906.7	1,384	0	0	22,703.8
Paso Bardas Norte Area
Paso Bardas Norte-Grupo Neuquen	0	0	0	19,633.1	0	0	0	0.0
Paso Bardas Norte-Huitrin (La Tosca)	0	0	0	0.0	0	0	0	0.0
Paso Bardas Norte-Mulichinco	835	0	0	167.9	440	0	0	5,085.3

Subtotal-Paso Bardas Norte Area	835	0	0	19,801.0	440	0	0	5,085.3
Señal Picada Area
Señal Picada-Centenario	0	0	0	0.0	0	0	0	0.0
Señal Picada-Quintuco	2,445	0	0	109.2	0	0	0	0.0

Subtotal-Señal Picada Area	2,445	0	0	109.2	0	0	0	0.0
Total-Rincon de los Sauces Block	43,503	0	0	24,816.9	1,824	0	0	27,789.1

Loma La Lata Block
Aguada Toledo-Sierra Barrosa Area
Aguada Toledo-Sierra Barrosa	0	0	0	33,520.6	0	0	0	0.0
Barrosa Norte	0	0	0	0.0	0	0	0	85,496.8
Barrosa Oeste	0	0	0	8,906.9	0	0	0	1,589.2
Cupen Mahuida-Precuyano	0	0	0	46,975.6	0	0	0	204,260.0
Cupen Mahuida Norte-Precuyano	0	0	0	7,789.0	0	0	0	26,556.6
Cupen-Centenario	0	0	0	3,691.4	0	0	0	2,648.6
El Cordon-Lajas	0	0	0	0.0	0	0	0	44,461.2
El Cordon-Lotena	0	0	0	0.0	0	0	0	27,969.2
El Triangulo	0	0	0	0.0	0	0	0	0.0
Sierra Barrosa Este	0	0	0	4,610.2	0	0	0	0.0

Subtotal-Aguada Toledo-Sierra Barrosa Area	0	0	0	105,493.7	0	0	0	392,981.6
Loma La Lata Area
Barr. Colorados-Sierras Blancas	490	0	0	19,089.3	0	0	0	0.0
Quintuco	830	0	0	327.6	0	0	0	0.0
Sierras Blancas	9,652	0	32,101	758,098.8	2,472	0	8,214	194,018.8
Lotena	0	0	0	119,118.3	0	0	0	0.0

Subtotal-Loma La Lata Area	10,972	0	32,101	896,634.0	2,472	0	8,214	194,018.8
Total-Loma La Lata Block	10,972	0	32,101	1,002,127.7	2,472	0	8,214	587,000.4
Total	108,148	88	32,101	1,038,424.3	17,378	6	8,214	614,981.6

Note:  Probable and possible reserves have not been adjusted for risk.

These data accompany the report of DeGolyer and MacNaughton and are subject to its specific conditions.

TABLE 4
PROVED, PROBABLE, and POSSIBLE NET RESERVES
as of
DECEMBER 31, 2005
of
CERTAIN PROPERTIES
attributable to
REPSOL YPF
in
ARGENTINA

	Reserves
	Proved Developed				Proved Undeveloped				Total Proved				Probable				Possible
Block Area Field-Segment	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Mega Plant NGL (Mbbl)	Marketable Gas (MMcf)	Oil and Condensate(Mbbl)	LPG (Mbbl)	Mega Plant NGL (Mbbl)	Marketable Gas (MMcf)	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Mega Plant NGL (Mbbl)	Marketable Gas (MMcf)	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Mega Plant NGL (Mbbl)	Marketable Gas (MMcf)	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Mega Plant NGL (Mbbl)	Marketable Gas (MMcf)

Mendoza Block
Barrancas Area
Barrancas Sur	364	0	0	0.0	1,604	0	0	0.0	1,968	0	0	0.0	4,325	0	0	0.0	0	0	0	0.0
Barrancas-C.R.I.	8,264	262	0	340.8	943	15	0	47.1	9,207	277	0	387.9	5,134	8	0	119.0	0	0	0	0.0
Barrancas-Cabras / B. Verde	11,203	0	0	461.7	79	0	0	3.4	11,282	0	0	465.1	4,379	0	0	180.4	0	0	0	0.0
Barrancas-Cabras-Potrerillos	664	0	0	27.1	0	0	0	0.0	664	0	0	27.1	265	0	0	10.1	0	0	0	0.0
Barrancas-Cabras-Villavicencio	54	0	0	3.4	0	0	0	0.0	54	0	0	3.4	0	0	0	0.0	0	0	0	0.0

Subtotal-Barrancas Area	20,549	262	0	833.0	2,626	15	0	50.5	23,175	277	0	883.5	14,103	8	0	309.5	0	0	0	0.0
Guanaco Blanco Area
Guanaco Blanco LRB	58	0	0	0.0	0	0	0	0.0	58	0	0	0.0	0	0	0	0.0	0	0	0	0.0
La Ventana Area
La Ventana-Barrancas/ Rio Blanco	2,236	0	0	209.2	0	0	0	0.0	2,236	0	0	209.2	930	0	0	61.4	0	0	0	0.0
La Ventana Central Area
Rio Viejas	1,513	31	0	141.6	197	4	0	18.4	1,710	35	0	160.0	729	2	0	53.1	66	0	0	7.8
Zona Central BRC	3,898	79	0	364.7	159	4	0	15.0	4,057	83	0	379.7	1,842	13	0	148.9	315	0	0	0.0
Zona Central LRB	189	4	0	17.7	0	0	0	0.0	189	4	0	17.7	572	0	0	53.3	0	0	0	0.0
Zona Central TRC	5,276	108	0	493.6	312	6	0	29.2	5,588	114	0	522.8	2,579	19	0	199.1	0	0	0	0.0
Zona Central VC	4,284	88	0	400.9	158	3	0	14.7	4,442	91	0	415.6	2,220	11	0	167.2	468	0	0	52.8

Subtotal-La Ventana Cent. Area	15,160	310	0	1,418.5	826	17	0	77.3	15,986	327	0	1,495.8	7,942	45	0	621.6	849	0	0	60.6
La Ventana-Cañada Dura Area
La Ventana-Cañada Dura	63	0	0	0.0	45	0	0	0.0	108	0	0	0.0	0	0	0	0.0	0	0	0	0.0
Vizcacheras-Cañada Dura Area
Vizcacheras-Cañada Dura	4,244	0	0	232.0	0	0	0	0.0	4,244	0	0	232.0	1,298	0	0	71.0	881	0	0	52.1
Vizcacheras Area
Vizcacheras-Barrancas	8,032	118	0	698.4	74	0	0	6.4	8,106	118	0	704.8	4,269	3	0	371.3	0	0	0	0.0
Vizcacheras-Papagayos	17,903	259	0	1,556.9	284	5	0	24.5	18,187	264	0	1,581.4	6,771	3	0	589.1	434	6	0	39.0

Subtotal-Vizcacheras Area	25,935	377	0	2,255.3	358	5	0	30.9	26,293	382	0	2,286.2	11,040	6	0	960.4	434	6	0	39.0
Cerro Fortunoso Area
Cerro Fortunoso	13,120	0	0	0.0	869	0	0	0.0	13,989	0	0	0.0	4,195	0	0	0.0	0	0	0	0.0
Cerro Fortunoso Sur	44	0	0	0.0	0	0	0	0.0	44	0	0	0.0	105	0	0	0.0	0	0	0	0.0

Subtotal-Cerro Fortunoso Area	13,164	0	0	0.0	869	0	0	0.0	14,033	0	0	0.0	4,300	0	0	0.0	0	0	0	0.0
Total-Mendoza Block	81,409	949	0	4,948.0	4,724	37	0	158.7	86,133	986	0	5,106.7	39,613	59	0	2,023.9	2,164	0	0	151.7

El Portón Block
Chihuido La Salina Area
Chihuido La Salina Norte-Troncoso Inf.	8,629	0	0	12,190.6	2,704	0	0	0.0	11,333	0	0	12,190.6	2,391	0	0	0.0	1,195	0	0	0.0
Chihuido La Salina-Centro Norte-Troncoso Inf.	15,424	0	0	62,828.8	2,828	0	0	0.0	18,252	0	0	62,828.8	3,359	0	0	0.0	2,516	0	0	0.0
Chihuido La Salina-Centro Sur-Troncoso Inf.	4,057	0	0	164,868.0	0	0	0	0.0	4,057	0	0	164,868.0	427	0	0	0.0	0	0	0	0.0
Chihuido La Salina-Mulichinco	0	0	0	0.0	0	0	0	0.0	0	0	0	0.0	0	0	0	0.0	0	0	0	0.0

Subtotal-Chihuido La Salina Area	28,110	0	0	239,887.4	5,532	0	0	0.0	33,642	0	0	239,887.4	6,177	0	0	0.0	3,711	0	0	0.0
Chihuido La Salina Sur Area
Bajo Los Lobos-Troncoso Inf.	125	0	0	8,757.0	0	0	0	0.0	125	0	0	8,757.0	133	0	0	9,000.4	0	0	0	0.0
Chihuido La Salina-Troncoso Inf.-Escama Intermeda	483	0	0	5,976.6	741	0	0	0.0	1,224	0	0	5,976.6	627	0	0	0.0	440	0	0	0.0
Chihuido La Salina-Troncoso Inf.-Escama Principal	3,918	0	0	29,270.9	691	0	0	0.0	4,609	0	0	29,270.9	2,354	0	0	0.0	1,629	0	0	0.0
Chihuido La Salina-Troncoso Inf.-Escama Superior	1,560	0	0	24,825.8	0	0	0	0.0	1,560	0	0	24,825.8	0	0	0	0.0	0	0	0	0.0
Rincon de Correa	257	0	0	0.0	220	0	0	0.0	477	0	0	0.0	0	0	0	0.0	220	0	0	0.0
Rincon de Correa Sur	188	0	0	0.0	315	0	0	0.0	503	0	0	0.0	630	0	0	0.0	943	0	0	0.0
Subtotal-Chihuido La Salina Sur Area	6,531	0	0	68,830.3	1,967	0	0	0.0	8,498	0	0	68,830.3	3,744	0	0	9,000.4	3,232	0	0	0.0

These data accompany the report of DeGolyer and MacNaughton and are subject to its specific conditions.

TABLE 4 – PROVED, PROBABLE, and POSSIBLE NET RESERVES – (Continued)

	Proved Developed				Proved Undeveloped				Total Proved				Probable				Possible
Block Area Field-Segment	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Mega Plant NGL (Mbbl)	Marketable Gas (MMcf)	Oil and Condensat	LPG (Mbbl)	Mega Plant NGL (Mbbl)	Marketable Gas (MMcf)	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Mega Plant NGL (Mbbl)	Marketable Gas (MMcf)	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Mega Plant NGL (Mbbl)	Marketable Gas (MMcf)	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Mega Plant NGL (Mbbl)	Marketable Gas (MMcf)
El Portón Area
El Portón Norte	4,006	0	0	100,421.4	1,040	0	0	0.0	5,046	0	0	100,421.4	0	0	0	0.0	0	0	0	0.0
El Portón Sur	3,460	0	0	73,017.3	0	0	0	0.0	3,460	0	0	73,017.3	264	0	0	0.0	3,604	0	0	0.0
Subtotal-El Portón Area	7,466	0	0	173,438.7	1,040	0	0	0.0	8,506	0	0	173,438.7	264	0	0	0.0	3,604	0	0	0.0
Total-El Portón Block	42,107	1,4182	22,934	482,156.4	8,539	0	0	0.0	50,646	14,182	22,934	482,156.4	10,185	0	0	9,000.4	10,547	0	0	0.0

Rincon de los Sauces Block
Chihuido Sierra Negra Area
Chihuido Sierra Negra-Rayoso	565	0	0	66.9	139	0	0	16.5	704	0	0	83.4	1,132	0	0	134.8	0	0	0	0.0
Chihuido -Roca Ignea / La Tosca	757	0	0	126.9	0	0	0	0.0	757	0	0	126.9	542	0	0	91.1	755	0	0	70.6
Chihuido Sierra Negra-Troncoso Inf. /Agrio+Avile	59,857	0	0	7,341.9	0	0	0	0.0	59,857	0	0	7,341.9	36,635	0	0	4,495.7	0	0	0	22,633.2
Lomita Norte	590	0	0	56.0	0	0	0	0.0	590	0	0	56.0	1,284	0	0	125.2	0	0	0	0.0
Lomita-Rayoso	1,088	0	0	103.3	0	0	0	0.0	1,088	0	0	103.3	630	0	0	59.9	629	0	0	0.0

Subtotal-Chihuido Sierra Negra Area	62,857	0	0	7,695.0	139	0	0	16.5	62,996	0	0	7,711.5	40,223	0	0	4,906.7	1,384	0	0	22,703.8
Paso Bardas Norte Area
Paso Bardas Norte-Grupo Neuquen	0	0	0	5,914.1	0	0	0	64,779.6	0	0	0	70,693.7	0	0	0	19,633.1	0	0	0	0.0
Paso Bardas Norte-Huitrin (La Tosca)	177	0	0	3,910.9	0	0	0	0.0	177	0	0	3,910.9	0	0	0	0.0	0	0	0	0.0
Paso Bardas Norte-Mulichinco	0	0	0	0.0	0	0	0	0.0	0	0	0	0.0	835	0	0	167.9	440	0	0	5,085.3

Subtotal-Paso Bardas Norte Area	177	0	0	9,825.0	0	0	0	64,779.6	177	0	0	74,604.6	835	0	0	19,801.0	440	0	0	5,085.3
Señal Picada Area
Señal Picada-Centenario	46	0	0	0.0	0	0	0	0.0	46	0	0	0.0	0	0	0	0.0	0	0	0	0.0
Señal Picada-Quintuco	16,816	0	0	749.9	0	0	0	0.0	16,816	0	0	749.9	2,445	0	0	109.2	0	0	0	0.0

Subtotal-Señal Picada Area	16,862	0	0	749.9	0	0	0	0.0	16,862	0	0	749.9	2,445	0	0	109.2	0	0	0	0.0
Total-Rincon de los Sauces Block	79,896	0	0	18,269.9	139	0	0	64,796.1	80,035	0	0	83,066.0	43,503	0	0	24,816.9	1,824	0	0	27,789.1

Loma La Lata Block
Aguada Toledo-Sierra Barrosa Area
Aguada Toledo-Sierra Barrosa	7,955	0	0	105,622.8	1,050	0	0	0.0	9,005	0	0	105,622.8	0	0	0	33,520.6	0	0	0	0.0
Barrosa Norte	0	0	0	5,462.8	0	0	0	20,082.6	0	0	0	25,545.4	0	0	0	0.0	0	0	0	85,496.8
Barrosa Oeste	67	0	0	1,451.3	0	0	0	10,128.6	67	0	0	11,579.9	0	0	0	8,906.9	0	0	0	1,589.2
Cupen Mahuida-Precuyano	0	0	0	26,474.1	0	0	0	35,624.8	0	0	0	62,098.9	0	0	0	46,975.6	0	0	0	204,260.0
Cupen Mahuida Norte-Precuyano	0	0	0	3,318.0	0	0	0	2,235.9	0	0	0	5,553.9	0	0	0	7,789.0	0	0	0	26,556.6
Cupen-Centenario	0	0	0	5,717.4	0	0	0	970.1	0	0	0	6,687.5	0	0	0	3,691.4	0	0	0	2,648.6
El Cordon-Lajas	0	0	0	0.0	0	0	0	0.0	0	0	0	0.0	0	0	0	0.0	0	0	0	44,461.2
El Cordon-Lotena	0	0	0	0.0	0	0	0	0.0	0	0	0	0.0	0	0	0	0.0	0	0	0	27,969.2
El Triangulo	24	0	0	7,769.7	0	0	0	0.0	24	0	0	7,769.7	0	0	0	0.0	0	0	0	0.0
Sierra Barrosa Este	0	0	0	0.0	0	0	0	0.0	0	0	0	0.0	0	0	0	4,610.2	0	0	0	0.0

Subtotal-Aguada Toledo-Sierra Barrosa Area	8,046	0	0	155,816.1	1,050	0	0	69,042.0	9,096	0	0	224,858.1	0	0	0	105,493.7	0	0	0	392,981.6
Lorna La Lata Area
Barr. Colorados-Sierras Blancas	32	0	0	1,080.7	0	0	0	0.0	32	0	0	1,080.7	490	0	0	19,089.3	0	0	0	0.0
Quintuco	410	0	0	339.9	0	0	0	0.0	410	0	0	339.9	830	0	0	327.6	0	0	0	0.0
Sierras Blancas	18,651	0	61,426	1,444,0926	8,676	0	28,846	680,994.8	27,327	0	90,272	2,125,087.4	9,652	0	32,101	758,098.8	2,472	0	8,214	194,018.8
Lotena	0	0	0	46,403.5	0	0	0	86,631.9	0	0	0	133,035.4	0	0	0	119,118.3	0	0	0	0.0

Subtotal-Loma La Lata Area	19,093	0	61,426	1491,916.7	8,676	0	28,846	767,626.7	27,769	0	90,272	2,259,543.4	10,972	0	32,101	896,634.0	2,472	0	8,214	194,018.8
Total-Loma La Lata Block	27,139	0	61,426	1,647,732.8	9,726	0	28,846	836,668.7	36,865	0	90,272	2,484,401.5	10,972	0	32,101	1,002,127.7	2,472	0	8,214	587,000.4
Total	230,551	15,131	84,360	2,153,107.1	23,128	37	28,846	901,623.5	253,679	15,168	113,206	3,054,730.6	104,273	59	32,101	1,037,968.9	17,007	6	8,214	614,941.2

Note:  Probable and possible reserves have not been adjusted for risk.

These data accompany the report of DeGolyer and MacNaughton and are subject to its specific conditions.

TABLE 5
PROJECTIONS of GROSS RESERVES
as of
DECEMBER 31, 2005
of
BLOCK – MENDOZA
for
REPSOL YPF
in
ARGENTINA

	Proved Developed			Total Proved			Proved plus Probable
Year	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)

2006	11,507	146	750.8	11,911	150	774.4	12,423	155	784.6
2007	10,332	133	686.7	11,321	143	722.0	12,579	153	748.1
2008	9,403	123	633.3	10,308	130	668.6	12,310	145	712.6
2009	8,587	113	582.6	9,311	119	612.9	11,545	132	677.9
2010	7,916	105	539.2	8,479	110	563.3	10,415	120	637.2

2011	7,314	97	500.0	7,739	102	518.6	9,275	109	586.5
2012	6,804	90	466.4	7,130	93	479.9	8,307	100	533.8
2013	6,311	82	433.3	6,556	85	442.6	7,469	90	485.4
2014	5,873	74	404.4	6,077	78	412.9	6,798	82	446.9
2015	5,483	70	377.6	5,647	71	384.0	6,198	75	410.1

2016	5,132	65	354.7	5,235	66	358.2	5,657	68	376.6
2017	4,398	58	304.2	4,449	58	306.1	5,076	60	340.9
2018	0	0	0.0	0	0	0.0	3,871	1	306.9
2019	0	0	0.0	0	0	0.0	3,609	1	284.8
2020	0	0	0.0	0	0	0.0	3,373	1	264.4

2021	0	0	0.0	0	0	0.0	3,146	1	245.2
2022	0	0	0.0	0	0	0.0	2,949	0	228.6
2023	0	0	0.0	0	0	0.0	2,766	0	195.3
2024	0	0	0.0	0	0	0.0	2,611	0	182.7
2025	0	0	0.0	0	0	0.0	2,457	0	99.3
2026	0	0	0.0	0	0	0.0	2,325	0	93.9
2027	0	0	0.0	0	0	0.0	2,066	0	81.1
2028	0	0	0.0	0	0	0.0	426	0	0.0
2029	0	0	0.0	0	0	0.0	0	0	0.0
2030	0	0	0.0	0	0	0.0	0	0	0.0

Total	89,060	1,156	6,033.2	94,163	1,205	6,243.5	137,651	1,293	8,722.8

Note:  Probable reserves have not been adjusted for risk.

These data accompany the report of DeGolyer and MacNaughton and are subject to its specific conditions.

TABLE 6
PROJECTIONS of GROSS RESERVES
as of
DECEMBER 31, 2005
of
BLOCK – MENDOZA
AREA – BARRANCAS
for
REPSOL YPF
in
ARGENTINA

	Proved Developed			Total Proved			Proved plus Probable
Year	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)

2006	2,495	36	99.2	2,693	37	111.6	2,803	38	106.5
2007	2,295	32	91.8	2,837	35	98.9	3,215	36	102.4
2008	2,122	29	85.5	2,595	31	91.3	3,554	33	94.5
2009	1,961	26	79.2	2,328	28	84.6	3,317	29	87.1
2010	1,823	24	74.1	2,097	25	78.2	2,820	26	80.5

2011	1,702	22	69.3	1,901	23	72.5	2,427	23	74.4
2012	1,595	20	65.1	1,754	21	67.9	2,140	21	69.7
2013	1,493	18	61.0	1,620	19	63.6	1,907	19	65.3
2014	1,403	16	57.5	1,507	17	59.8	1,721	17	61.4
2015	1,323	14	54.2	1,410	15	56.4	1,571	16	57.8

2016	1,253	13	51.5	1,312	14	52.9	1,435	14	54.2
2017	1,084	12	44.6	1,121	12	45.8	1,309	13	50.9
2018	0	0	0.0	0	0	0.0	1,119	0	46.1
2019	0	0	0.0	0	0	0.0	1,063	0	43.8
2020	0	0	0.0	0	0	0.0	1,015	0	41.8

2021	0	0	0.0	0	0	0.0	964	0	39.7
2022	0	0	0.0	0	0	0.0	920	0	38.0
2023		0	0.0	0	0	0.0	879	0	18.1
2024	0	0	0.0	0	0	0.0	843	0	17.1
2025	0	0	0.0	0	0	0.0	805	0	16.1
2026	0	0	0.0	0	0	0.0	772	0	15.2
2027	0	0	0.0	0	0	0.0	679	0	12.4
2028	0	0	0.0	0	0	0.0	0	0	0.0
2029	0	0	0.0	0	0	0.0	0	0	0.0
2030	0	0	0.0	0	0	0.0	0	0	0.0

Total	20,549	262	833.0	23,175	277	883.5	37,278	285	1,193.0
Note:  Probable reserves have not been adjusted for risk.

These data accompany the report of DeGolyer and MacNaughton and are subject to its specific conditions.

TABLE 7
PROJECTIONS of GROSS RESERVES
as of
DECEMBER 31, 2005
of
BLOCK – MENDOZA
AREA – BARRANCAS
FIELD-SEGMENT – BARRANCAS SUR
for
REPSOL YPF
in
ARGENTINA

	Proved Developed			Total Proved			Proved plus Probable
Year	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)

2006	96	0	0.0	195	0	0.0	226	0	0.0
2007	72	0	0.0	443	0	0.0	736	0	0.0
2008	53	0	0.0	385	0	0.0	1,266	0	0.0
2009	40	0	0.0	279	0	0.0	1,208	0	0.0
2010	29	0	0.0	202	0	0.0	869	0	0.0

2011	22	0	0.0	146	0	0.0	625	0	0.0
2012	16	0	0.0	106	0	0.0	449	0	0.0
2013	12	0	0.0	77	0	0.0	323	0	0.0
2014	9	0	0.0	56	0	0.0	232	0	0.0
2015	7	0	0.0	40	0	0.0	167	0	0.0

2016	5	0	0.0	28	0	0.0	119	0	0.0
2017	3	0	0.0	11	0	0.0	73	0	0.0
2018	0	0	0.0	0	0	0.0	0	0	0.0
2019	0	0	0.0	0	0	0.0	0	0	0.0
2020	0	0	0.0	0	0	0.0	0	0	0.0

2021	0	0	0.0	0	0	0.0	0	0	0.0
2022	0	0	0.0	0	0	0.0	0	0	0.0
2023	0	0	0.0	0	0	0.0	0	0	0.0
2024	0	0	0.0	0	0	0.0	0	0	0.0
2025	0	0	0.0	0	0	0.0	0	0	0.0
2026	0	0	0.0	0	0	0.0	0	0	0.0
2027	0	0	0.0	0	0	0.0	0	0	0.0
2028	0	0	0.0	0	0	0.0	0	0	0.0
2029	0	0	0.0	0	0	0.0	0	0	0.0
2030	0	0	0.0	0	0	0.0	0	0	0.0

Total	364	0	0.0	1,968	0	0.0	6,293	0	0.0

Note:  Probable reserves have not been adjusted for risk.

These data accompany the report of DeGolyer and MacNaughton and are subject to its specific conditions.

TABLE 8
PROJECTIONS of GROSS RESERVES
as of
DECEMBER 31, 2005
of
BLOCK – MENDOZA
AREA – BARRANCAS
FIELD-SEGMENT – BARRANCAS-C.R.I.
for
REPSOL YPF
in
ARGENTINA

	Proved Developed			Total Proved			Proved plus Probable
Year	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)

2006	904	36	37.3	991	37	49.2	1,070	38	44.1
2007	852	32	35.1	1,009	35	41.6	1,094	36	45.1
2008	807	29	33.3	937	31	38.6	1,015	33	41.8
2009	762	26	31.4	880	28	36.3	940	29	38.8
2010	724	24	29.9	817	25	33.7	873	26	36.0

2011	690	22	28.4	759	23	31.3	806	23	33.2
2012	660	20	27.2	723	21	29.8	766	21	31.6
2013	630	18	26.0	688	19	28.4	729	19	30.1
2014	604	16	24.9	658	17	27.1	696	17	28.7
2015	580	14	23.9	631	15	26.0	665	16	27.4

2016	559	13	23.1	593	14	24.4	625	14	25.7
2017	492	12	20.3	521	12	21.5	594	13	24.5
2018	0	0	0.0	0	0	0.0	518	0	21.3
2019	0	0	0.0	0	0	0.0	500	0	20.6
2020	0	0	0.0	0	0	0.0	485	0	20.0

2021	0	0	0.0	0	0	0.0	468	0	19.3
2022	0	0	0.0	0	0	0.0	453	0	18.7
2023	0	0	0.0	0	0	0.0	440	0	0.0
2024	0	0	0.0	0	0	0.0	428	0	0.0
2025	0	0	0.0	0	0	0.0	414	0	0.0
2026	0	0	0.0	0	0	0.0	403	0	0.0
2027	0	0	0.0	0	0	0.0	359	0	0.0
2028	0	0	0.0	0	0	0.0	0	0	0.0
2029	0	0	0.0	0	0	0.0	0	0	0.0
2030	0	0	0.0	0	0	0.0	0	0	0.0
Total	8,264	262	340.8	9,207	277	387.9	14,341	285	506.9

Note:  Probable reserves have not been adjusted for risk.

These data accompany the report of DeGolyer and MacNaughton and are subject to its specific conditions.

TABLE 9
PROJECTIONS of GROSS RESERVES
as of
DECEMBER 31, 2005
of
BLOCK – MENDOZA
AREA – BARRANCAS
FIELD-SEGMENT – BARRANCAS-CABRAS / B. VERDE
for
REPSOL YPF
in
ARGENTINA

	Proved Developed			Total Proved			Proved plus Probable
Year	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)

2006	1,393	0	57.4	1,405	0	57.9	1,405	0	57.9
2007	1,281	0	52.8	1,295	0	53.4	1,295	0	53.4
2008	1,183	0	48.7	1,194	0	49.2	1,194	0	49.2
2009	1,088	0	44.8	1,098	0	45.3	1,098	0	45.3
2010	1,006	0	41.5	1,014	0	41.8	1,014	0	41.8

2011	932	0	38.4	938	0	38.7	938	0	38.7
2012	866	0	35.7	872	0	35.9	872	0	35.9
2013	803	0	33.1	807	0	33.3	807	0	33.3
2014	747	0	30.8	750	0	30.9	750	0	30.9
2015	696	0	28.7	699	0	28.8	699	0	28.8

2016	651	0	26.8	653	0	26.9	653	0	26.9
2017	557	0	23.0	557	0	23.0	607	0	25.0
2018	0	0	0.0	0	0	0.0	568	0	23.4
2019	0	0	0.0	0	0	0.0	532	0	21.9
2020	0	0	0.0	0	0	0.0	500	0	20.6

2021	0	0	0.0	0	0	0.0	468	0	19.3
2022	0	0	0.0	0	0	0.0	440	0	18.2
2023	0	0	0.0	0	0	0.0	414	0	17.1
2024	0	0	0.0	0	0	0.0	391	0	16.1
2025	0	0	0.0	0	0	0.0	368	0	15.1
2026	0	0	0.0	0	0	0.0	347	0	14.3
2027	0	0	0.0	0	0	0.0	301	0	12.4
2028	0	0	0.0	0	0	0.0	0	0	0.0
2029	0	0	0.0	0	0	0.0	0	0	0.0
2030	0	0	0.0	0	0	0.0	0	0	0.0
Total	11,203	0	461.7	11,282	0	465.1	15,661	0	645.5

Note:  Probable reserves have not been adjusted for risk.

These data accompany the report of DeGolyer and MacNaughton and are subject to its specific conditions.

TABLE 10
PROJECTIONS of GROSS RESERVES
as of
DECEMBER 31, 2005
of
BLOCK – MENDOZA
AREA – BARRANCAS
FIELD-SEGMENT – BARRANCAS-CABRAS-POTRERILLOS
for
REPSOL YPF
in
ARGENTINA

	Proved Developed			Total Proved			Proved plus Probable
Year	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)

2006	88	0	3.6	88	0	3.6	88	0	3.6
2007	79	0	3.2	79	0	3.2	79	0	3.2
2008	71	0	2.9	71	0	2.9	71	0	2.9
2009	64	0	2.6	64	0	2.6	64	0	2.6
2010	59	0	2.4	59	0	2.4	59	0	2.4

2011	54	0	2.2	54	0	2.2	54	0	2.2
2012	50	0	2.0	50	0	2.0	50	0	2.0
2013	46	0	1.9	46	0	1.9	46	0	1.9
2014	43	0	1.8	43	0	1.8	43	0	1.8
2015	40	0	1.6	40	0	1.6	40	0	1.6

2016	38	0	1.6	38	0	1.6	38	0	1.6
2017	32	0	1.3	32	0	1.3	35	0	1.4
2018	0	0	0.0	0	0	0.0	33	0	1.4
2019	0	0	0.0	0	0	0.0	31	0	1.3
2020	0	0	0.0	0	0	0.0	30	0	1.2

2021	0	0	0.0	0	0	0.0	28	0	1.1
2022	0	0	0.0	0	0	0.0	27	0	1.1
2023	0	0	0.0	0	0	0.0	25	0	1.0
2024	0	0	0.0	0	0	0.0	24	0	1.0
2025	0	0	0.0	0	0	0.0	23	0	1.0
2026	0	0	0.0	0	0	0.0	22	0	0.9
2027	0	0	0.0	0	0	0.0	19	0	0.0
2028	0	0	0.0	0	0	0.0	0	0	0.0
2029	0	0	0.0	0	0	0.0	0	0	0.0
2030	0	0	0.0	0	0	0.0	0	0	0.0
Total	664	0	27.1	664	0	27.1	929	0	37.2

Note:  Probable reserves have not been adjusted for risk.

These data accompany the report of DeGolyer and MacNaughton and are subject to its specific conditions.

TABLE 11
PROJECTIONS of GROSS RESERVES
as of
DECEMBER 31, 2005
of
BLOCK – MENDOZA
AREA – BARRANCAS
FIELD-SEGMENT – BARRANCAS-CABRAS-VILLAVICENCIO
for
REPSOL YPF
in
ARGENTINA

	Proved Developed			Total Proved			Proved plus Probable
Year	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)

2006	14	0	0.9	14	0	0.9	14	0	0.9
2007	11	0	0.7	11	0	0.7	11	0	0.7
2008	8	0	0.6	8	0	0.6	8	0	0.6
2009	7	0	0.4	7	0	0.4	7	0	0.4
2010	5	0	0.3	5	0	0.3	5	0	0.3

2011	4	0	0.3	4	0	0.3	4	0	0.3
2012	3	0	0.2	3	0	0.2	3	0	0.2
2013	2	0	0.0	2	0	0.0	2	0	0.0
2014	0	0	0.0	0	0	0.0	0	0	0.0
2015	0	0	0.0	0	0	0.0	0	0	0.0

2016	0	0	0.0	0	0	0.0	0	0	0.0
2017	0	0	0.0	0	0	0.0	0	0	0.0
2018	0	0	0.0	0	0	0.0	0	0	0.0
2019	0	0	0.0	0	0	0.0	0	0	0.0
2020	0	0	0.0	0	0	0.0	0	0	0.0

2021	0	0	0.0	0	0	0.0	0	0	0.0
2022	0	0	0.0	0	0	0.0	0	0	0.0
2023	0	0	0.0	0	0	0.0	0	0	0.0
2024	0	0	0.0	0	0	0.0	0	0	0.0
2025	0	0	0.0	0	0	0.0	0	0	0.0
2026	0	0	0.0	0	0	0.0	0	0	0.0
2027	0	0	0.0	0	0	0.0	0	0	0.0
2028	0	0	0.0	0	0	0.0	0	0	0.0
2029	0	0	0.0	0	0	0.0	0	0	0.0
2030	0	0	0.0	0	0	0.0	0	0	0.0
Total	54	0	3.4	54	0	3.4	54	0	3.4
Note:  Probable reserves have not been adjusted for risk.

These data accompany the report of DeGolyer and MacNaughton and are subject to its specific conditions.

TABLE 12
PROJECTIONS of GROSS RESERVES
as of
DECEMBER 31, 2005
of
BLOCK – MENDOZA
AREA – GUANACO BLANCO
FIELD-SEGMENT – GUANACO BLANCO LRB
for
REPSOL YPF
in
ARGENTINA

	Proved Developed			Total Proved			Proved plus Probable
Year	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)

2006	13	0	0.0	13	0	0.0	13	0	0.0
2007	12	0	0.0	12	0	0.0	12	0	0.0
2008	10	0	0.0	10	0	0.0	10	0	0.0
2009	9	0	0.0	9	0	0.0	9	0	0.0
2010	8	0	0.0	8	0	0.0	8	0	0.0

2011	7	0	0.0	7	0	0.0	7	0	0.0
2012	6	0	0.0	6	0	0.0	6	0	0.0
2013	5	0	0.0	5	0	0.0	5	0	0.0
2014	4	0	0.0	4	0	0.0	4	0	0.0
2015	4	0	0.0	4	0	0.0	4	0	0.0

2016	3	0	0.0	3	0	0.0	3	0	0.0
2017	3	0	0.0	3	0	0.0	3	0	0.0
2018	0	0	0.0	0	0	0.0	0	0	0.0
2019	0	0	0.0	0	0	0.0	0	0	0.0
2020	0	0	0.0	0	0	0.0	0	0	0.0

2021	0	0	0.0	0	0	0.0	0	0	0.0
2022	0	0	0.0	0	0	0.0	0	0	0.0
2023	0	0	0.0	0	0	0.0	0	0	0.0
2024	0	0	0.0	0	0	0.0	0	0	0.0
2025	0	0	0.0	0	0	0.0	0	0	0.0
2026	0	0	0.0	0	0	0.0	0	0	0.0
2027	0	0	0.0	0	0	0.0	0	0	0.0
2028	0	0	0.0	0	0	0.0	0	0	0.0
2029	0	0	0.0	0	0	0.0	0	0	0.0
2030	0	0	0.0	0	0	0.0	0	0	0.0
Total	84	0	0.0	84	0	0.0	84	0	0.0

Note:  Probable reserves have not been adjusted for risk.

These data accompany the report of DeGolyer and MacNaughton and are subject to its specific conditions.

TABLE 13
PROJECTIONS of GROSS RESERVES
as of
DECEMBER 31, 2005
of
BLOCK – MENDOZA
AREA – LA VENTANA
FIELD-SEGMENT – LA VENTANA-BARRANCAS / RIO BLANCO
for
REPSOL YPF
in
ARGENTINA

	Proved Developed			Total Proved			Proved plus Probable
Year	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)

2006	388	0	42.2	388	0	42.2	388	0	42.2
2007	360	0	39.0	360	0	39.0	360	0	39.0
2008	334	0	36.3	334	0	36.3	334	0	36.3
2009	309	0	33.6	309	0	33.6	309	0	33.6
2010	288	0	31.2	288	0	31.2	288	0	31.2

2011	268	0	29.1	268	0	29.1	268	0	29.1
2012	251	0	27.2	251	0	27.2	251	0	27.2
2013	233	0	25.4	233	0	25.4	233	0	25.4
2014	218	0	23.7	218	0	23.7	218	0	23.7
2015	205	0	22.2	205	0	22.2	205	0	22.2

2016	193	0	20.9	193	0	20.9	193	0	20.9
2017	165	0	17.9	165	0	17.9	180	0	19.5
2018	0	0	0.0	0	0	0.0	156	0	17.0
2019	0	0	0.0	0	0	0.0	147	0	16.0
2020	0	0	0.0	0	0	0.0	139	0	15.1

2021	0	0	0.0	0	0	0.0	131	0	14.3
2022	0	0	0.0	0	0	0.0	125	0	13.5
2023	0	0	0.0	0	0	0.0	118	0	12.8
2024	0	0	0.0	0	0	0.0	112	0	12.1
2025	0	0	0.0	0	0	0.0	106	0	0.0
2026	0	0	0.0	0	0	0.0	101	0	0.0
2027	0	0	0.0	0	0	0.0	95	0	0.0
2028	0	0	0.0	0	0	0.0	91	0	0.0
2029	0	0	0.0	0	0	0.0	0	0	0.0
2030	0	0	0.0	0	0	0.0	0	0	0.0
Total	3,212	0	348.7	3,212	0	348.7	4,548	0	451.1

Note:  Probable reserves have not been adjusted for risk.

These data accompany the report of DeGolyer and MacNaughton and are subject to its specific conditions.

TABLE 14
PROJECTIONS of GROSS RESERVES
as of
DECEMBER 31, 2005
of
BLOCK – MENDOZA
AREA – LA VENTANA CENTRAL
for
REPSOL YPF
in
ARGENTINA

	Proved Developed			Total Proved			Proved plus Probable
Year	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)

2006	2,717	64	294.8	2,755	66	298.9	2,777	69	301.3
2007	2,495	59	270.8	2,677	64	290.6	2,799	72	303.8
2008	2,303	55	250.0	2,518	59	273.3	2,825	70	306.8
2009	2,117	51	229.9	2,307	54	250.5	2,835	66	307.8
2010	1,957	47	212.3	2,114	51	229.5	2,734	60	296.9

2011	1,809	43	196.2	1,935	47	210.0	2,517	54	273.3
2012	1,682	41	182.7	1,777	43	192.9	2,247	49	243.9
2013	1,559	36	169.3	1,621	38	176.0	1,993	43	216.2
2014	1,451	33	157.5	1,507	36	163.7	1,801	39	195.6
2015	1,349	32	146.4	1,388	32	150.6	1,615	35	175.3

2016	1,262	30	137.0	1,281	30	139.1	1,441	32	156.2
2017	1,081	26	117.3	1,088	26	118.0	1,242	27	134.9
2018	0	0	0.0	0	0	0.0	1,076	1	116.8
2019	0	0	0.0	0	0	0.0	973	1	105.7
2020	0	0	0.0	0	0	0.0	877	1	95.1

2021	0	0	0.0	0	0	0.0	791	1	85.8
2022	0	0	0.0	0	0	0.0	718	0	77.8
2023	0	0	0.0	0	0	0.0	652	0	70.9
2024	0	0	0.0	0	0	0.0	599	0	65.0
2025	0	0	0.0	0	0	0.0	551	0	0.0
2026	0	0	0.0	0	0	0.0	510	0	0.0
2027	0	0	0.0	0	0	0.0	471	0	0.0
2028	0	0	0.0	0	0	0.0	335	0	0.0
2029	0	0	0.0	0	0	0.0	0	0	0.0
2030	0	0	0.0	0	0	0.0	0	0	0.0
Total	21,782	517	2,364.2	22,968	546	2,493.1	34,379	620	3,529.1

Note:  Probable reserves have not been adjusted for risk.

These data accompany the report of DeGolyer and MacNaughton and are subject to its specific conditions.

TABLE 15
PROJECTIONS of GROSS RESERVES
as of
DECEMBER 31, 2005
of
BLOCK – MENDOZA
AREA – LA VENTANA CENTRAL
FIELD-SEGMENT – RIO VIEJAS
for
REPSOL YPF
in
ARGENTINA

	Proved Developed			Total Proved			Proved plus Probable
Year	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)

2006	267	6	29.0	280	7	30.3	280	7	30.3
2007	247	6	26.8	303	7	32.9	331	7	35.9
2008	229	5	24.9	292	7	31.7	339	7	36.8
2009	212	5	23.0	256	6	27.8	289	6	31.4
2010	196	5	21.3	228	5	24.7	252	5	27.4

2011	182	4	19.7	207	5	22.5	225	5	24.5
2012	169	4	18.4	188	4	20.4	202	4	21.9
2013	157	4	17.0	169	4	18.4	180	4	19.5
2014	146	3	15.8	158	4	17.2	166	4	18.0
2015	135	3	14.7	142	3	15.4	147	3	16.0

2016	126	3	13.7	126	3	13.7	129	3	13.9
2017	108	3	11.7	108	3	11.7	118	3	12.8
2018	0	0	0.0	0	0	0.0	109	1	11.9
2019	0	0	0.0	0	0	0.0	101	1	11.0
2020	0	0	0.0	0	0	0.0	94	1	10.2

2021	0	0	0.0	0	0	0.0	87	1	9.4
2022	0	0	0.0	0	0	0.0	81	0	8.7
2023	0	0	0.0	0	0	0.0	75	0	8.1
2024	0	0	0.0	0	0	0.0	69	0	7.5
2025	0	0	0.0	0	0	0.0	64	0	0.0
2026	0	0	0.0	0	0	0.0	60	0	0.0
2027	0	0	0.0	0	0	0.0	55	0	0.0
2028	0	0	0.0	0	0	0.0	52	0	0.0
2029	0	0	0.0	0	0	0.0	0	0	0.0
2030	0	0	0.0	0	0	0.0	0	0	0.0
Total	2,174	51	236.0	2,457	58	266.7	3,505	62	355.2

Note:  Probable reserves have not been adjusted for risk.

These data accompany the report of DeGolyer and MacNaughton and are subject to its specific conditions.

TABLE 16
PROJECTIONS of GROSS RESERVES
as of
DECEMBER 31, 2005
of
BLOCK – MENDOZA
AREA – LA VENTANA CENTRAL
FIELD-SEGMENT – ZONA CENTRAL BRC
for
REPSOL YPF
in
ARGENTINA

	Proved Developed			Total Proved			Proved plus Probable
Year	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)

2006	730	17	79.2	736	17	79.9	736	18	79.9
2007	667	16	72.4	699	17	75.9	699	19	75.9
2008	612	15	66.4	650	15	70.6	680	18	73.9
2009	558	13	60.6	596	14	64.7	698	18	75.7
2010	511	12	55.4	542	13	58.9	662	16	71.9

2011	468	11	50.7	493	12	53.5	639	14	69.4
2012	429	10	46.6	448	11	48.7	583	13	63.3
2013	392	9	42.6	405	10	43.9	514	11	55.8
2014	359	8	39.0	372	9	40.4	460	10	50.0
2015	326	8	35.4	332	8	36.1	398	9	43.2

2016	298	7	32.4	305	7	33.1	353	8	38.3
2017	251	6	27.2	251	6	27.2	310	6	33.7
2018	0	0	0.0	0	0	0.0	266	0	28.9
2019	0	0	0.0	0	0	0.0	239	0	26.0
2020	0	0	0.0	0	0	0.0	214	0	23.2

2021	0	0	0.0	0	0	0.0	191	0	20.7
2022	0	0	0.0	0	0	0.0	172	0	18.7
2023	0	0	0.0	0	0	0.0	156	0	17.0
2024	0	0	0.0	0	0	0.0	143	0	15.5
2025	0	0	0.0	0	0	0.0	131	0	0.0
2026	0	0	0.0	0	0	0.0	121	0	0.0
2027	0	0	0.0	0	0	0.0	111	0	0.0
2028	0	0	0.0	0	0	0.0	0	0	0.0
2029	0	0	0.0	0	0	0.0	0	0	0.0
2030	0	0	0.0	0	0	0.0	0	0	0.0
Total	5,601	132	607.9	5,829	139	632.9	8,476	160	881.0
Note:  Probable reserves have not been adjusted for risk.

These data accompany the report of DeGolyer and MacNaughton and are subject to its specific conditions.

TABLE 17
PROJECTIONS of GROSS RESERVES
as of
DECEMBER 31, 2005
of
BLOCK – MENDOZA
AREA – LA VENTANA CENTRAL
FIELD-SEGMENT – ZONA CENTRAL LRB
for
REPSOL YPF
in
ARGENTINA

	Proved Developed			Total Proved			Proved plus Probable
Year	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)

2006	35	1	3.7	35	1	3.7	35	1	3.7
2007	31	1	3.4	31	1	3.4	31	1	3.4
2008	29	1	3.1	29	1	3.1	75	1	8.1
2009	26	1	2.9	26	1	2.9	168	1	18.3
2010	24	1	2.6	24	1	2.6	195	1	21.2

2011	22	1	2.4	22	1	2.4	147	1	15.9
2012	21	1	2.3	21	1	2.3	99	1	10.8
2013	19	0	2.1	19	0	2.1	78	0	8.4
2014	18	0	2.0	18	0	2.0	64	0	6.9
2015	17	0	1.8	17	0	1.8	55	0	5.9

2016	16	0	1.7	16	0	1.7	42	0	4.5
2017	14	0	1.5	14	0	1.5	35	0	3.8
2018	0	0	0.0	0	0	0.0	19	0	2.0
2019	0	0	0.0	0	0	0.0	16	0	1.8
2020	0	0	0.0	0	0	0.0	14	0	1.5

2021	0	0	0.0	0	0	0.0	12	0	1.3
2022	0	0	0.0	0	0	0.0	7	0	0.7
2023	0	0	0.0	0	0	0.0	2	0	0.2
2024	0	0	0.0	0	0	0.0	0	0	0.0
2025	0	0	0.0	0	0	0.0	0	0	0.0
2026	0	0	0.0	0	0	0.0	0	0	0.0
2027	0	0	0.0	0	0	0.0	0	0	0.0
2028	0	0	0.0	0	0	0.0	0	0	0.0
2029	0	0	0.0	0	0	0.0	0	0	0.0
2030	0	0	0.0	0	0	0.0	0	0	0.0
Total	272	7	29.5	272	7	29.5	1,094	7	118.4

Note:  Probable reserves have not been adjusted for risk.

These data accompany the report of DeGolyer and MacNaughton and are subject to its specific conditions.

TABLE 18
PROJECTIONS of GROSS RESERVES
as of
DECEMBER 31, 2005
of
BLOCK – MENDOZA
AREA – LA VENTANA CENTRAL
FIELD-SEGMENT – ZONA CENTRAL TRC
for
REPSOL YPF
in
ARGENTINA

	Proved Developed			Total Proved			Proved plus Probable
Year	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)

2006	998	24	108.3	1,004	24	109.0	1,004	26	109.0
2007	906	21	98.3	975	23	105.8	997	27	108.2
2008	826	20	89.7	902	21	97.9	989	26	107.4
2009	750	18	81.4	820	19	89.0	966	24	104.9
2010	685	16	74.3	748	18	81.2	937	22	101.7

2011	626	15	67.9	676	16	73.4	864	19	93.8
2012	575	14	62.4	613	15	66.5	769	17	83.5
2013	526	12	57.1	551	13	59.8	676	15	73.4
2014	483	11	52.5	502	12	54.5	603	13	65.5
2015	445	11	48.3	458	11	49.7	536	12	58.2

2016	412	10	44.7	424	10	46.1	484	11	52.5
2017	348	8	37.8	355	8	38.5	406	9	44.1
2018	0	0	0.0	0	0	0.0	357	0	38.7
2019	0	0	0.0	0	0	0.0	320	0	34.7
2020	0	0	0.0	0	0	0.0	284	0	30.8

2021	0	0	0.0	0	0	0.0	253	0	27.5
2022	0	0	0.0	0	0	0.0	231	0	25.1
2023	0	0	0.0	0	0	0.0	211	0	23.0
2024	0	0	0.0	0	0	0.0	196	0	21.2
2025	0	0	0.0	0	0	0.0	181	0	0.0
2026	0	0	0.0	0	0	0.0	168	0	0.0
2027	0	0	0.0	0	0	0.0	156	0	0.0
2028	0	0	0.0	0	0	0.0	145	0	0.0
2029	0	0	0.0	0	0	0.0	0	0	0.0
2030	0	0	0.0	0	0	0.0	0	0	0.0
Total	7,580	180	822.7	8,028	190	871.4	11,733	221	1,203.2

Note:  Probable reserves have not been adjusted for risk.

These data accompany the report of DeGolyer and MacNaughton and are subject to its specific conditions.

TABLE 19
PROJECTIONS of GROSS RESERVES
as of
DECEMBER 31, 2005
of
BLOCK – MENDOZA
AREA – LA VENTANA CENTRAL
FIELD-SEGMENT – ZONA CENTRAL VC
for
REPSOL YPF
in
ARGENTINA

	Proved Developed			Total Proved			Proved plus Probable
Year	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)

2006	687	16	74.6	700	17	76.0	722	17	78.4
2007	644	15	69.9	669	16	72.6	741	18	80.4
2008	607	14	65.9	645	15	70.0	742	18	80.6
2009	571	14	62.0	609	14	66.1	714	17	77.5
2010	541	13	58.7	572	14	62.1	688	16	74.7

2011	511	12	55.5	537	13	58.2	642	15	69.7
2012	488	12	53.0	507	12	55.0	594	14	64.4
2013	465	11	50.5	477	11	51.8	545	13	59.1
2014	445	11	48.2	457	11	49.6	508	12	55.2
2015	426	10	46.2	439	10	47.6	479	11	52.0

2016	410	10	44.5	410	10	44.5	433	10	47.0
2017	360	9	39.1	360	9	39.1	373	9	40.5
2018	0	0	0.0	0	0	0.0	325	0	35.3
2019	0	0	0.0	0	0	0.0	297	0	32.2
2020	0	0	0.0	0	0	0.0	271	0	29.4

2021	0	0	0.0	0	0	0.0	248	0	26.9
2022	0	0	0.0	0	0	0.0	227	0	24.6
2023	0	0	0.0	0	0	0.0	208	0	22.6
2024	0	0	0.0	0	0	0.0	191	0	20.8
2025	0	0	0.0	0	0	0.0	175	0	0.0
2026	0	0	0.0	0	0	0.0	161	0	0.0
2027	0	0	0.0	0	0	0.0	149	0	0.0
2028	0	0	0.0	0	0	0.0	138	0	0.0
2029	0	0	0.0	0	0	0.0	0	0	0.0
2030	0	0	0.0	0	0	0.0	0	0	0.0
Total	6,155	147	668.1	6,382	152	692.6	9,571	170	971.3

Note:  Probable reserves have not been adjusted for risk.

These data accompany the report of DeGolyer and MacNaughton and are subject to its specific conditions.

TABLE 20
PROJECTIONS of GROSS RESERVES
as of
DECEMBER 31, 2005
of
BLOCK – MENDOZA
AREA – LA VENTANA CAÑADA DURA
FIELD-SEGMENT – LA VENTANA CAÑADA DURA
for
REPSOL YPF
in
ARGENTINA

	Proved Developed			Total Proved			Proved plus Probable
Year	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)

2006	15	0	0.0	25	0	0.0	25	0	0.0
2007	12	0	0.0	28	0	0.0	28	0	0.0
2008	10	0	0.0	23	0	0.0	23	0	0.0
2009	9	0	0.0	19	0	0.0	19	0	0.0
2010	8	0	0.0	15	0	0.0	15	0	0.0

2011	7	0	0.0	12	0	0.0	12	0	0.0
2012	6	0	0.0	9	0	0.0	9	0	0.0
2013	5	0	0.0	5	0	0.0	5	0	0.0
2014	5	0	0.0	5	0	0.0	5	0	0.0
2015	5	0	0.0	5	0	0.0	5	0	0.0

2016	4	0	0.0	4	0	0.0	4	0	0.0
2017	4	0	0.0	4	0	0.0	4	0	0.0
2018	0	0	0.0	0	0	0.0	0	0	0.0
2019	0	0	0.0	0	0	0.0	0	0	0.0
2020	0	0	0.0	0	0	0.0	0	0	0.0

2021	0	0	0.0	0	0	0.0	0	0	0.0
2022	0	0	0.0	0	0	0.0	0	0	0.0
2023	0	0	0.0	0	0	0.0	0	0	0.0
2024	0	0	0.0	0	0	0.0	0	0	0.0
2025	0	0	0.0	0	0	0.0	0	0	0.0
2026	0	0	0.0	0	0	0.0	0	0	0.0
2027	0	0	0.0	0	0	0.0	0	0	0.0
2028	0	0	0.0	0	0	0.0	0	0	0.0
2029	0	0	0.0	0	0	0.0	0	0	0.0
2030	0	0	0.0	0	0	0.0	0	0	0.0
Total	90	0	0.0	154	0	0.0	154	0	0.0

Note:  Probable reserves have not been adjusted for risk.

These data accompany the report of DeGolyer and MacNaughton and are subject to its specific conditions.

TABLE 21
PROJECTIONS of GROSS RESERVES
as of
DECEMBER 31, 2005
of
BLOCK – MENDOZA
AREA – VIZCACHERAS-CAÑADA DURA
FIELD-SEGMENT – VIZCACHERAS-CAÑADA DURA
for
REPSOL YPF
in
ARGENTINA

	Proved Developed			Total Proved			Proved plus Probable
Year	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)

2006	787	0	43.0	787	0	43.0	822	0	44.9
2007	609	0	33.3	609	0	33.3	631	0	34.5
2008	495	0	27.1	495	0	27.1	508	0	27.8
2009	413	0	22.6	413	0	22.6	422	0	23.1
2010	354	0	19.4	354	0	19.4	366	0	20.0

2011	308	0	16.8	308	0	16.8	312	0	17.0
2012	273	0	14.9	273	0	14.9	273	0	14.9
2013	244	0	13.3	244	0	13.3	244	0	13.3
2014	220	0	12.0	220	0	12.0	220	0	12.0
2015	201	0	11.0	201	0	11.0	201	0	11.0

2016	184	0	10.1	184	0	10.1	184	0	10.1
2017	156	0	8.5	156	0	8.5	169	0	9.3
2018	0	0	0.0	0	0	0.0	157	0	8.5
2019	0	0	0.0	0	0	0.0	146	0	8.0
2020	0	0	0.0	0	0	0.0	136	0	7.5

2021	0	0	0.0	0	0	0.0	128	0	7.0
2022	0	0	0.0	0	0	0.0	120	0	6.6
2023	0	0	0.0	0	0	0.0	113	0	6.2
2024	0	0	0.0	0	0	0.0	108	0	5.9
2025	0	0	0.0	0	0	0.0	101	0	5.5
2026	0	0	0.0	0	0	0.0	97	0	5.3
2027	0	0	0.0	0	0	0.0	84	0	4.6
2028	0	0	0.0	0	0	0.0	0	0	0.0
2029	0	0	0.0	0	0	0.0	0	0	0.0
2030	0	0	0.0	0	0	0.0	0	0	0.0
Total	4,244	0	232.0	4,244	0	232.0	5,542	0	303.0

Note:  Probable reserves have not been adjusted for risk.

These data accompany the report of DeGolyer and MacNaughton and are subject to its specific conditions.

TABLE 22
PROJECTIONS of GROSS RESERVES
as of
DECEMBER 31, 2005
of
BLOCK – MENDOZA
AREA – VIZCACHERAS
for
REPSOL YPF
in
ARGENTINA

	Proved Developed			Total Proved			Proved plus Probable
Year	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)

2006	3,123	46	271.6	3,205	47	278.7	3,331	48	289.7
2007	2,894	42	251.8	2,992	44	260.2	3,087	45	268.4
2008	2,695	39	234.4	2,767	40	240.6	2,842	42	247.2
2009	2,499	36	217.3	2,549	37	221.6	2,602	37	226.3
2010	2,327	34	202.2	2,358	34	205.0	2,398	34	208.6

2011	2,169	32	188.6	2,188	32	190.2	2,216	32	192.7
2012	2,029	29	176.5	2,035	29	177.0	2,048	30	178.1
2013	1,891	28	164.3	1,891	28	164.3	1,900	28	165.2
2014	1,767	25	153.7	1,767	25	153.7	1,773	26	154.2
2015	1,654	24	143.8	1,654	24	143.8	1,654	24	143.8

2016	1,554	42	135.2	1,554	22	135.2	1,554	22	135.2
2017	1,333	20	115.9	1,333	20	115.9	1,452	20	126.3
2018	0	0	0.0	0	0	0.0	1,363	0	118.5
2019	0	0	0.0	0	0	0.0	1,280	0	111.3
2020	0	0	0.0	0	0	0.0	1,206	0	104.9

2021	0	0	0.0	0	0	0.0	1,132	0	98.4
2022	0	0	0.0	0	0	0.0	1,066	0	92.7
2023	0	0	0.0	0	0	0.0	1,004	0	87.3
2024	0	0	0.0	0	0	0.0	949	0	82.6
2025	0	0	0.0	0	0	0.0	894	0	77.7
2026	0	0	0.0	0	0	0.0	845	0	73.4
2027	0	0	0.0	0	0	0.0	737	0	64.1
2028	0	0	0.0	0	0	0.0	0	0	0.0
2029	0	0	0.0	0	0	0.0	0	0	0.0
2030	0	0	0.0	0	0	0.0	0	0	0.0
Total	25,935	377	2,255.3	26,293	382	2,286.2	37,333	388	3,246.6

Note:  Probable reserves have not been adjusted for risk.

These data accompany the report of DeGolyer and MacNaughton and are subject to its specific conditions.

TABLE 23
PROJECTIONS of GROSS RESERVES
as of
DECEMBER 31, 2005
of
BLOCK – MENDOZA
AREA – VIZCACHERAS
FIELD-SEGMENT – VIZCACHERAS BARRANCAS
for
REPSOL YPF
in
ARGENTINA

	Proved Developed			Total Proved			Proved plus Probable
Year	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)

2006	936	14	81.4	967	14	84.1	1,043	15	90.7
2007	865	13	75.3	887	13	77.2	938	14	81.5
2008	807	12	70.2	822	12	71.5	860	13	74.8
2009	752	11	65.4	758	11	65.9	783	11	68.1
2010	706	10	61.3	706	10	61.3	724	10	63.0

2011	665	10	57.8	665	10	57.8	677	10	58.9
2012	630	9	54.8	630	9	54.8	630	9	54.8
2013	596	9	51.8	596	9	51.8	596	9	51.8
2014	566	8	49.2	566	8	49.2	566	8	49.2
2015	540	8	46.9	540	8	46.9	540	8	46.9

2016	517	7	45.0	517	7	45.0	517	7	45.0
2017	452	7	39.3	452	7	39.3	493	7	42.9
2018	0	0	0.0	0	0	0.0	473	0	41.1
2019	0	0	0.0	0	0	0.0	454	0	39.5
2020	0	0	0.0	0	0	0.0	438	0	38.1

2021	0	0	0.0	0	0	0.0	421	0	36.6
2022	0	0	0.0	0	0	0.0	406	0	35.3
2023	0	0	0.0	0	0	0.0	392	0	34.1
2024	0	0	0.0	0	0	0.0	380	0	33.1
2025	0	0	0.0	0	0	0.0	367	0	31.9
2026	0	0	0.0	0	0	0.0	356	0	30.9
2027	0	0	0.0	0	0	0.0	321	0	27.9
2028	0	0	0.0	0	0	0.0	0	0	0.0
2029	0	0	0.0	0	0	0.0	0	0	0.0
2030	0	0	0.0	0	0	0.0	0	0	0.0
Total	8,032	118	698.4	8,106	118	704.8	12,375	121	1,076.1

Note:  Probable reserves have not been adjusted for risk.

These data accompany the report of DeGolyer and MacNaughton and are subject to its specific conditions.

TABLE 24
PROJECTIONS of GROSS RESERVES
as of
DECEMBER 31, 2005
of
BLOCK – MENDOZA
AREA – VIZCACHERAS
FIELD-SEGMENT – VIZCACHERAS-PAPAGAYOS
for
REPSOL YPF
in
ARGENTINA

	Proved Developed			Total Proved			Proved plus Probable
Year	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)

2006	2,187	32	190.2	2,238	33	194.6	2,288	33	199.0
2007	2,029	29	176.5	2,105	31	183.0	2,149	31	186.9
2008	1,888	27	164.2	1,945	28	169.1	1,982	29	172.4
2009	1,747	25	151.9	1,791	26	155.7	1,819	26	158.2
2010	1,621	24	140.9	1,652	24	143.7	1,674	24	145.6

2011	1,504	22	130.8	1,523	22	132.4	1,539	22	133.8
2012	1,399	20	121.7	1,405	20	122.2	1,418	21	123.3
2013	1,295	19	112.5	1,295	19	112.5	1,304	19	113.4
2014	1,201	17	104.5	1,201	17	104.5	1,207	18	105.0
2015	1,114	16	96.9	1,114	16	96.9	1,114	16	96.9

2016	1,037	15	90.2	1,037	15	90.2	1,037	15	90.2
2017	881	13	76.6	881	13	76.6	959	13	83.4
2018	0	0	0.0	0	0	0.0	890	0	77.4
2019	0	0	0.0	0	0	0.0	826	0	71.8
2020	0	0	0.0	0	0	0.0	768	0	66.8

2021	0	0	0.0	0	0	0.0	711	0	61.8
2022	0	0	0.0	0	0	0.0	660	0	57.4
2023	0	0	0.0	0	0	0.0	612	0	53.2
2024	0	0	0.0	0	0	0.0	569	0	49.5
2025	0	0	0.0	0	0	0.0	527	0	45.8
2026	0	0	0.0	0	0	0.0	489	0	42.5
2027	0	0	0.0	0	0	0.0	416	0	36.2
2028	0	0	0.0	0	0	0.0	0	0	0.0
2029	0	0	0.0	0	0	0.0	0	0	0.0
2030	0	0	0.0	0	0	0.0	0	0	0.0
Total	17,903	259	1,556.9	18,187	264	1,581.4	24,958	267	2,170.5

Note:  Probable reserves have not been adjusted for risk.

These data accompany the report of DeGolyer and MacNaughton and are subject to its specific conditions.

TABLE 25
PROJECTIONS of GROSS RESERVES
as of
DECEMBER 31, 2005
of
BLOCK – MENDOZA
AREA – CERRO FORTUNOSO
for
REPSOL YPF
in
ARGENTINA

	Proved Developed			Total Proved			Proved plus Probable
Year	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)

2006	1,969	0	0.0	2,045	0	0.0	2,264	0	0.0
2007	1,655	0	0.0	1,806	0	0.0	2,447	0	0.0
2008	1,434	0	0.0	1,566	0	0.0	2,214	0	0.0
2009	1,270	0	0.0	1,377	0	0.0	2,032	0	0.0
2010	1,151	0	0.0	1,245	0	0.0	1,786	0	0.0

2011	1,044	0	0.0	1,120	0	0.0	1,516	0	0.0
2012	962	0	0.0	1,025	0	0.0	1,333	0	0.0
2013	881	0	0.0	937	0	0.0	1,182	0	0.0
2014	805	0	0.0	849	0	0.0	1,056	0	0.0
2015	742	0	0.0	780	0	0.0	943	0	0.0

2016	679	0	0.0	704	0	0.0	843	0	0.0
2017	572	0	0.0	579	0	0.0	717	0	0.0
2018	0	0	0.0	0	0	0.0	0	0	0.0
2019	0	0	0.0	0	0	0.0	0	0	0.0
2020	0	0	0.0	0	0	0.0	0	0	0.0

2021	0	0	0.0	0	0	0.0	0	0	0.0
2022	0	0	0.0	0	0	0.0	0	0	0.0
2023	0	0	0.0	0	0	0.0	0	0	0.0
2024	0	0	0.0	0	0	0.0	0	0	0.0
2025	0	0	0.0	0	0	0.0	0	0	0.0
2026	0	0	0.0	0	0	0.0	0	0	0.0
2027	0	0	0.0	0	0	0.0	0	0	0.0
2028	0	0	0.0	0	0	0.0	0	0	0.0
2029	0	0	0.0	0	0	0.0	0	0	0.0
2030	0	0	0.0	0	0	0.0	0	0	0.0
Total	13,164	0	0.0	14,033	0	0.0	18,333	0	0.0
Note:  Probable reserves have not been adjusted for risk.

These data accompany the report of DeGolyer and MacNaughton and are subject to its specific conditions.

TABLE 26
PROJECTIONS of GROSS RESERVES
as of
DECEMBER 31, 2005
of
BLOCK – MENDOZA
AREA – CERRO FORTUNOSO
FIELD-SEGMENT – CERRO FORTUNOSO
for
REPSOL YPF
in
ARGENTINA

	Proved Developed			Total Proved			Proved plus Probable
Year	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)

2006	1,956	0	0.0	2,032	0	0.0	2,239	0	0.0
2007	1,642	0	0.0	1,793	0	0.0	2,422	0	0.0
2008	1,428	0	0.0	1,560	0	0.0	2,195	0	0.0
2009	1,264	0	0.0	1,371	0	0.0	2,013	0	0.0
2010	1,145	0	0.0	1,239	0	0.0	1,767	0	0.0

2011	1,044	0	0.0	1,120	0	0.0	1,510	0	0.0
2012	962	0	0.0	1,025	0	0.0	1,327	0	0.0
2013	881	0	0.0	937	0	0.6	1,176	0	0.0
2014	805	0	0.0	849	0	0.0	1,050	0	0.0
2015	742	0	0.0	780	0	0.0	937	0	0.0

2016	679	0	0.0	704	0	0.0	837	0	0.0
2017	572	0	0.0	579	0	0.0	711	0	0.0
2018	0	0	0.0	0	0	0.0	0	0	0.0
2019	0	0	0.0	0	0	0.0	0	0	0.0
2020	0	0	0.0	0	0	0.0	0	0	0.0

2021	0	0	0.0	0	0	0.0	0	0	0.0
2022	0	0	0.0	0	0	0.0	0	0	0.0
2023	0	0	0.0	0	0	0.0	0	0	0.0
2024	0	0	0.0	0	0	0.0	0	0	0.0
2025	0	0	0.0	0	0	0.0	0	0	0.0
2026	0	0	0.0	0	0	0.0	0	0	0.0
2027	0	0	0.0	0	0	0.0	0	0	0.0
2028	0	0	0.0	0	0	0.0	0	0	0.0
2029	0	0	0.0	0	0	0.0	0	0	0.0
2030	0	0	0.0	0	0	0.0	0	0	0.0
Total	13,120	0	0.0	13,989	0	0.0	18,184	0	0.0

Note:  Probable reserves have not been adjusted for risk.

These data accompany the report of DeGolyer and MacNaughton and are subject to its specific conditions.

TABLE 27
PROJECTIONS of GROSS RESERVES
as of
DECEMBER 31, 2005
of
BLOCK – MENDOZA
AREA – CERRO FORTUNOSO
FIELD-SEGMENT – CERRO FORTUNOSO SUR
for
REPSOL YPF
in
ARGENTINA

	Proved Developed			Total Proved			Proved plus Probable
Year	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)

2006	13	0	0.0	13	0	0.0	25	0	0.0
2007	13	0	0.0	13	0	0.0	25	0	0.0
2008	6	0	0.0	6	0	0.0	19	0	0.0
2009	6	0	0.0	6	0	0.0	19	0	0.0
2010	6	0	0.0	6	0	0.0	19	0	0.0

2011	0	0	0.0	0	0	0.0	6	0	0.0
2012	0	0	0.0	0	0	0.0	6	0	0.0
2013	0	0	0.0	0	0	0.0	6	0	0.0
2014	0	0	0.0	0	0	0.0	6	0	0.0
2015	0	0	0.0	0	0	0.0	6	0	0.0

2016	0	0	0.0	0	0	0.0	6	0	0.0
2017	0	0	0.0	0	0	0.0	6	0	0.0
2018	0	0	0.0	0	0	0.0	0	0	0.0
2019	0	0	0.0	0	0	0.0	0	0	0.0
2020	0	0	0.0	0	0	0.0	0	0	0.0

2021	0	0	0.0	0	0	0.0	0	0	0.0
2022	0	0	0.0	0	0	0.0	0	0	0.0
2023	0	0	0.0	0	0	0.0	0	0	0.0
2024	0	0	0.0	0	0	0.0	0	0	0.0
2025	0	0	0.0	0	0	0.0	0	0	0.0
2026	0	0	0.0	0	0	0.0	0	0	0.0
2027	0	0	0.0	0	0	0.0	0	0	0.0
2028	0	0	0.0	0	0	0.0	0	0	0.0
2029	0	0	0.0	0	0	0.0	0	0	0.0
2030	0	0	0.0	0	0	0.0	0	0	0.0
Total	44	0	0.0	44	0	0.0	149	0	0.0

Note:  Probable reserves have not been adjusted for risk.

These data accompany the report of DeGolyer and MacNaughton and are subject to its specific conditions.

TABLE 28
PROJECTIONS of GROSS RESERVES
as of
DECEMBER 31, 2005
of
BLOCK – EL PORTÓN
for
REPSOL YPF
in
ARGENTINA

	Proved Developed			Total Proved			Proved plus Probable
Year	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)

2006	9,623	1,157	49,827.2	10,542	1,157	49,827.2	10,630	1,157	49,827.2
2007	7,112	1,164	51,001.9	8,935	1,164	51,001.9	9,573	1,164	51,001.9
2008	5,300	1,107	48,755.8	6,742	1,107	48,755.8	7,731	1,107	49,216.9
2009	4,094	1,025	44,422.3	5,185	1,025	44,422.3	6,460	1,025	46,531.4
2010	3,267	1,050	42,066.3	4,102	1,050	42,066.3	5,460	1,050	43,747.0

2011	2,660	1,283	44,195.4	3,296	1,283	44,195.4	4,436	1,283	45,506.7
2012	2,159	1,396	45,036.7	2,636	1,396	45,036.7	3,578	1,396	46,069.1
2013	1,748	1,182	39,238.7	2,125	1,182	39,238.7	2,912	1,182	40,057.1
2014	1,442	1,157	33,377.5	1,718	1,157	33,377.5	2,385	1,157	34,031.3
2015	1,177	1,107	26,499.1	1,398	1,107	26,499.1	1,936	1,107	27,019.5

2016	961	799	18,845.5	1,124	799	18,845.5	1,566	799	19,258.7
2017	774	579	13,342.8	890	579	13,342.8	1,247	579	13,342.8
2018	560	384	8,254.9	642	384	8,254.9	956	384	8,254.9
2019	471	314	6,764.2	527	314	6,764.2	798	314	6,764.2
2020	407	258	5,645.0	426	258	5,645.0	635	258	5,645.0

2021	352	220	4,883.1	358	220	4,883.1	528	220	4,883.1
2022	0	0	0.0	0	0	0.0	0	0	0.0
2023	0	0	0.0	0	0	0.0	0	0	0.0
2024	0	0	0.0	0	0	0.0	0	0	0.0
2025	0	0	0.0	0	0	0.0	0	0	0.0
2026	0	0	0.0	0	0	0.0	0	0	0.0
2027	0	0	0.0	0	0	0.0	0	0	0.0
2028	0	0	0.0	0	0	0.0	0	0	0.0
2029	0	0	0.0	0	0	0.0	0	0	0.0
2030	0	0	0.0	0	0	0.0	0	0	0.0
Total	42,107	14,182	482,156.4	50,646	14,182	482,156.4	60,831	14,182	491,156.8

Note:  Probable reserves have not been adjusted for risk.

These data accompany the report of DeGolyer and MacNaughton and are subject to its specific conditions.

TABLE 29
PROJECTIONS of GROSS RESERVES
as of
DECEMBER 31, 2005
of
BLOCK – EL PORTÓN
AREA – CHIHUIDO LA SALINA
for
REPSOL YPF
in
ARGENTINA

	Proved Developed			Total Proved			Proved plus Probable
Year	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)

2006	5,881	0	20,534.6	6,396	0	20,534.6	6,396	0	20,534.6
2007	4,459	0	21,082.8	5,515	0	21,082.8	5,900	0	21,082.8
2008	3,465	0	20,528.0	4,352	0	20,528.0	4,906	0	20,528.0
2009	2,749	0	19,657.4	3,448	0	19,657.4	4,031	0	19,657.4
2010	2,215	0	18,654.4	2,768	0	18,654.4	3,359	0	18,654.4

2011	1,830	0	21,473.5	2,264	0	21,473.5	2,856	0	21,473.5
2012	1,535	0	25,987.9	1,874	0	25,987.9	2,427	0	25,987.9
2013	1,239	0	22,235.7	1,509	0	22,235.7	2,025	0	22,235.7
2014	995	0	17,024.7	1,202	0	17,024.7	1,673	0	17,024.7
2015	831	0	13,150.7	1,001	0	13,150.7	1,409	0	13,150.7

2016	698	0	10,422.2	830	0	10,422.2	1,189	0	10,422.2
2017	591	0	8,316.6	698	0	8,316.6	1,006	0	8,316.6
2018	503	0	6,739.2	585	0	6,739.2	849	0	6,739.2
2019	428	0	5,524.2	484	0	5,524.2	717	0	5,524.2
2020	370	0	4,588.7	389	0	4,588.7	579	0	4,588.7

2021	321	0	3,966.8	327	0	3,966.8	497	0	3,966.8
2022	0	0	0.0	0	0	0.0	0	0	0.0
2023	0	0	0.0	0	0	0.0	0	0	0.0
2024	0	0	0.0	0	0	0.0	0	0	0.0
2025	0	0	0.0	0	0	0.0	0	0	0.0
2026	0	0	0.0	0	0	0.0	0	0	0.0
2027	0	0	0.0	0	0	0.0	0	0	0.0
2028	0	0	0.0	0	0	0.0	0	0	0.0
2029	0	0	0.0	0	0	0.0	0	0	0.0
2030	0	0	0.0	0	0	0.0	0	0	0.0
Total	28,110	0	239,887.4	33,642	0	239,887.4	39,819	0	239,887.4

Note:  Probable reserves have not been adjusted for risk.

These data accompany the report of DeGolyer and MacNaughton and are subject to its specific conditions.

TABLE 30
PROJECTIONS of GROSS RESERVES
as of
DECEMBER 31, 2005
of
BLOCK – EL PORTÓN
AREA – CHIHUIDO LA SALINA
FIELD-SEGMENT – CHIHUIDO LA SALINA NORTE-TRONCOSO INF.
for
REPSOL YPF
in
ARGENTINA

	Proved Developed			Total Proved			Proved plus Probable
Year	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)

2006	2,000	0	1,558.1	2,289	0	1,558.1	2,289	0	1,558.1
2007	1,547	0	1,585.1	2,050	0	1,585.1	2,422	0	1,585.1
2008	1,195	0	1,599.9	1,604	0	1,599.9	2,082	0	1,599.9
2009	925	0	1,615.4	1,252	0	1,615.4	1,616	0	1,615.4
2010	711	0	1,316.9	975	0	1,316.9	1,258	0	1,316.9

2011	547	0	1,206.5	761	0	1,206.5	981	0	1,206.5
2012	421	0	787.7	591	0	787.7	767	0	787.7
2013	327	0	615.7	465	0	615.7	591	0	615.7
2014	252	0	482.0	359	0	482.0	459	0	482.0
2015	195	0	375.0	283	0	375.0	359	0	375.0

2016	151	0	294.6	220	0	294.6	283	0	294.6
2017	113	0	229.6	170	0	229.6	220	0	229.6
2018	88	0	179.9	132	0	179.9	170	0	179.9
2019	69	0	141.6	94	0	141.6	126	0	141.6
2020	50	0	111.0	50	0	111.0	63	0	111.0

2021	38	0	91.6	38	0	91.6	38	0	91.6
2022	0	0	0.0	0	0	0.0	0	0	0.0
2023	0	0	0.0	0	0	0.0	0	0	0.0
2024	0	0	0.0	0	0	0.0	0	0	0.0
2025	0	0	0.0	0	0	0.0	0	0	0.0
2026	0	0	0.0	0	0	0.0	0	0	0.0
2027	0	0	0.0	0	0	0.0	0	0	0.0
2028	0	0	0.0	0	0	0.0	0	0	0.0
2029	0	0	0.0	0	0	0.0	0	0	0.0
2030	0	0	0.0	0	0	0.0	0	0	0.0
Total	8,629	0	12,190.6	11,333	0	12,190.6	13,724	0	12,190.6
Note:  Probable reserves have not been adjusted for risk.

These data accompany the report of DeGolyer and MacNaughton and are subject to its specific conditions.

TABLE 31
PROJECTIONS of GROSS RESERVES
as of
DECEMBER 31, 2005
of
BLOCK – EL PORTÓN
AREA – CHIHUIDO LA SALINA
FIELD-SEGMENT – CHIHUIDO LA SALINA CENTRO NORTE-TRONCOSO INF.
for
REPSOL YPF
in
ARGENTINA

	Proved Developed			Total Proved			Proved plus Probable
Year	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)

2006	3,057	0	2,953.4	3,283	0	2,953.4	3,283	0	2,953.4
2007	2,296	0	3,202.3	2,849	0	3,202.3	2,849	0	3,202.3
2008	1,786	0	2,396.5	2,264	0	2,396.5	2,315	0	2,396.5
2009	1,421	0	765.2	1,793	0	765.2	1,981	0	765.2
2010	1,164	0	312.3	1,453	0	312.3	1,730	0	312.3

2011	981	0	306.3	1,201	0	306.3	1,535	0	306.3
2012	837	0	8,597.0	1,006	0	8,597.0	1,346	0	8,597.0
2013	686	0	7,597.7	818	0	7,597.7	1,170	0	7,597.7
2014	579	0	6,732.6	679	0	6,732.6	1,019	0	6,732.6
2015	516	0	5,969.5	598	0	5,969.5	899	0	5,969.5

2016	459	0	5,305.0	522	0	5,305.0	786	0	5,305.0
2017	409	0	4,688.7	459	0	4,688.7	692	0	4,688.7
2018	365	0	4,156.6	403	0	4,156.6	604	0	4,156.6
2019	321	0	3,684.1	352	0	3,684.1	528	0	3,684.1
2020	289	0	3,274.1	308	0	3,274.1	459	0	3,274.1

2021	258	0	2,887.5	264	0	2,887.5	415	0	2,887.5
2022	0	0	0.0	0	0	0.0	0	0	0.0
2023	0	0	0.0	0	0	0.0	0	0	0.0
2024	0	0	0.0	0	0	0.0	0	0	0.0
2025	0	0	0.0	0	0	0.0	0	0	0.0
2026	0	0	0.0	0	0	0.0	0	0	0.0
2027	0	0	0.0	0	0	0.0	0	0	0.0
2028	0	0	0.0	0	0	0.0	0	0	0.0
2029	0	0	0.0	0	0	0.0	0	0	0.0
2030	0	0	0.0	0	0	0.0	0	0	0.0
Total	15,424	0	62,828.8	18,252	0	62,828.8	21,611	0	62,828.8

Note:  Probable reserves have not been adjusted for risk.

These data accompany the report of DeGolyer and MacNaughton and are subject to its specific conditions.

TABLE 32
PROJECTIONS of GROSS RESERVES
as of
DECEMBER 31, 2005
of
BLOCK – EL PORTÓN
AREA – CHIHUIDO LA SALINA
FIELD-SEGMENT – CHIHUIDO LA SALINA CENTRO SUR-TRONCOSO INF.
for
REPSOL YPF
in
ARGENTINA

	Proved Developed			Total Proved			Proved plus Probable
Year	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)

2006	824	0	16,023.1	824	0	16,023.1	824	0	16,023.1
2007	616	0	16,295.4	616	0	16,295.4	629	0	16,295.4
2008	484	0	16,531.6	484	0	16,531.6	509	0	16,531.6
2009	403	0	17,276.8	403	0	17,276.8	434	0	17,276.8
2010	340	0	17,025.2	340	0	17,025.2	371	0	17,025.2

2011	302	0	19,960.7	302	0	19,960.7	340	0	19,960.7
2012	277	0	16,603.2	277	0	16,603.2	314	0	16,603.2
2013	226	0	14,022.3	226	0	14,022.3	264	0	14,022.3
2014	164	0	9,810.1	164	0	9,810.1	195	0	9,810.1
2015	120	0	6,806.2	120	0	6,806.2	151	0	6,806.2

2016	88	0	4,822.6	88	0	4,822.6	120	0	4,822.6
2017	69	0	3,398.3	69	0	3,398.3	94	0	3,398.3
2018	50	0	2,402.7	50	0	2,402.7	75	0	2,402.7
2019	38	0	1,698.5	38	0	1,698.5	63	0	1,698.5
2020	31	0	1,203.6	31	0	1,203.6	57	0	1,203.6

2021	25	0	987.7	25	0	987.7	44	0	987.7
2022	0	0	0.0	0	0	0.0	0	0	0.0
2023	0	0	0.0	0	0	0.0	0	0	0.0
2024	0	0	0.0	0	0	0.0	0	0	0.0
2025	0	0	0.0	0	0	0.0	0	0	0.0
2026	0	0	0.0	0	0	0.0	0	0	0.0
2027	0	0	0.0	0	0	0.0	0	0	0.0
2028	0	0	0.0	0	0	0.0	0	0	0.0
2029	0	0	0.0	0	0	0.0	0	0	0.0
2030	0	0	0.0	0	0	0.0	0	0	0.0
Total	4,057	0	164,868.0	4,057	0	164,868.0	4,484	0	164,868.0

Note:  Probable reserves have not been adjusted for risk.

These data accompany the report of DeGolyer and MacNaughton and are subject to its specific conditions.

TABLE 33
PROJECTIONS of GROSS RESERVES
as of
DECEMBER 31, 2005
of
BLOCK – EL PORTÓN
AREA – CHIHUIDO LA SALINA
FIELD-SEGMENT – CHIHUIDO LA SALINA-MULICHINCO
for
REPSOL YPF
in
ARGENTINA

	Proved Developed			Total Proved			Proved plus Probable
Year	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)

2006	0	0	0.0	0	0	0.0	0	0	0.0
2007	0	0	0.0	0	0	0.0	0	0	0.0
2008	0	0	0.0	0	0	0.0	0	0	0.0
2009	0	0	0.0	0	0	0.0	0	0	0.0
2010	0	0	0.0	0	0	0.0	0	0	0.0

2011	0	0	0.0	0	0	0.0	0	0	0.0
2012	0	0	0.0	0	0	0.0	0	0	0.0
2013	0	0	0.0	0	0	0.0	0	0	0.0
2014	0	0	0.0	0	0	0.0	0	0	0.0
2015	0	0	0.0	0	0	0.0	0	0	0.0

2016	0	0	0.0	0	0	0.0	0	0	0.0
2017	0	0	0.0	0	0	0.0	0	0	0.0
2018	0	0	0.0	0	0	0.0	0	0	0.0
2019	0	0	0.0	0	0	0.0	0	0	0.0
2020	0	0	0.0	0	0	0.0	0	0	0.0

2021	0	0	0.0	0	0	0.0	0	0	0.0
2022	0	0	0.0	0	0	0.0	0	0	0.0
2023	0	0	0.0	0	0	0.0	0	0	0.0
2024	0	0	0.0	0	0	0.0	0	0	0.0
2025	0	0	0.0	0	0	0.0	0	0	0.0
2026	0	0	0.0	0	0	0.0	0	0	0.0
2027	0	0	0.0	0	0	0.0	0	0	0.0
2028	0	0	0.0	0	0	0.0	0	0	0.0
2029	0	0	0.0	0	0	0.0	0	0	0.0
2030	0	0	0.0	0	0	0.0	0	0	0.0
Total	0	0	0.0	0	0	0.0	0	0	0.0

Note:  Probable reserves have not been adjusted for risk.

These data accompany the report of DeGolyer and MacNaughton and are subject to its specific conditions.

TABLE 34
PROJECTIONS of GROSS RESERVES
as of
DECEMBER 31, 2005
of
BLOCK – EL PORTÓN
AREA – CHIHUIDO LA SALINA SUR
for
REPSOL YPF
in
ARGENTINA

	Proved Developed			Total Proved			Proved plus Probable
Year	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)

2006	2,119	0	10,587.1	2,422	0	10,587.1	2,510	0	10,587.1
2007	1,396	0	10,769.4	1,911	0	10,769.4	2,132	0	10,769.4
2008	841	0	9,335.3	1,207	0	9,335.3	1,605	0	9,796.4
2009	528	0	6,457.6	781	0	6,457.6	1,435	0	8,566.7
2010	372	0	5,417.8	554	0	5,417.8	1,290	0	7,098.5

2011	277	0	5,423.6	403	0	5,423.6	919	0	6,734.9
2012	215	0	3,850.4	296	0	3,850.4	660	0	4,882.8
2013	169	0	3,296.7	232	0	3,296.7	484	0	4,115.1
2014	145	0	2,803.9	182	0	2,803.9	359	0	3,457.7
2015	113	0	2,360.8	139	0	2,360.8	257	0	2,881.2

2016	100	0	2,039.4	112	0	2,039.4	182	0	2,452.6
2017	88	0	1,760.0	91	0	1,760.0	134	0	1,760.0
2018	57	0	1,515.7	57	0	1,515.7	107	0	1,515.7
2019	43	0	1,240.0	43	0	1,240.0	81	0	1,240.0
2020	37	0	1,056.3	37	0	1,056.3	56	0	1,056.3

2021	31	0	916.3	31	0	916.3	31	0	916.3
2022	0	0	0.0	0	0	0.0	0	0	0.0
2023	0	0	0.0	0	0	0.0	0	0	0.0
2024	0	0	0.0	0	0	0.0	0	0	0.0
2025	0	0	0.0	0	0	0.0	0	0	0.0
2026	0	0	0.0	0	0	0.0	0	0	0.0
2027	0	0	0.0	0	0	0.0	0	0	0.0
2028	0	0	0.0	0	0	0.0	0	0	0.0
2029	0	0	0.0	0	0	0.0	0	0	0.0
2030	0	0	0.0	0	0	0.0	0	0	0.0
Total	6,531	0	68,830.3	8,498	0	68,830.3	12,242	0	77,830.7

Note:  Probable reserves have not been adjusted for risk.

These data accompany the report of DeGolyer and MacNaughton and are subject to its specific conditions.

TABLE 35
PROJECTIONS of GROSS RESERVES
as of
DECEMBER 31, 2005
of
BLOCK – EL PORTÓN
AREA – CHIHUIDO LA SALINA SUR
FIELD-SEGMENT – BAJO LOS LOBOS-TRONCOSO INF.
for
REPSOL YPF
in
ARGENTINA

	Proved Developed			Total Proved			Proved plus Probable
Year	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)

2006	50	0	3,258.2	50	0	3,258.2	50	0	3,258.2
2007	44	0	3,311.8	44	0	3,311.8	44	0	3,311.8
2008	31	0	2,187.0	31	0	2,187.0	38	0	2,648.1
2009	0	0	0.0	0	0	0.0	31	0	2,109.1
2010	0	0	0.0	0	0	0.0	25	0	1,680.7

2011	0	0	0.0	0	0	0.0	19	0	1,311.3
2012	0	0	0.0	0	0	0.0	13	0	1,032.4
2013	0	0	0.0	0	0	0.0	13	0	818.4
2014	0	0	0.0	0	0	0.0	13	0	653.8
2015	0	0	0.0	0	0	0.0	6	0	520.4

2016	0	0	0.0	0	0	0.0	6	0	413.2
2017	0	0	0.0	0	0	0.0	0	0	0.0
2018	0	0	0.0	0	0	0.0	0	0	0.0
2019	0	0	0.0	0	0	0.0	0	0	0.0
2020	0	0	0.0	0	0	0.0	0	0	0.0

2021	0	0	0.0	0	0	0.0	0	0	0.0
2022	0	0	0.0	0	0	0.0	0	0	0.0
2023	0	0	0.0	0	0	0.0	0	0	0.0
2024	0	0	0.0	0	0	0.0	0	0	0.0
2025	0	0	0.0	0	0	0.0	0	0	0.0
2026	0	0	0.0	0	0	0.0	0	0	0.0
2027	0	0	0.0	0	0	0.0	0	0	0.0
2028	0	0	0.0	0	0	0.0	0	0	0.0
2029	0	0	0.0	0	0	0.0	0	0	0.0
2030	0	0	0.0	0	0	0.0	0	0	0.0
Total	125	0	8,757.0	125	0	8,757.0	258	0	17,757.4

Note: Probable reserves have not been adjusted for risk.

These data accompany the report of DeGolyer and MacNaughton and are subject to its specific conditions.

TABLE 36
PROJECTIONS of GROSS RESERVES
as of
DECEMBER 31, 2005
of
BLOCK – EL PORTÓN
AREA – CHIHUIDO LA SALINA SUR
FIELD-SEGMENT – CHIHUIDO LA SALINA-TRONCOSO INF.-ESCAMA INTERMEDIA
for
REPSOL YPF
in
ARGENTINA

	Proved Developed			Total Proved			Proved plus Probable
Year	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)

2006	170	0	729.7	277	0	729.7	277	0	729.7
2007	113	0	743.4	308	0	743.4	308	0	743.4
2008	75	0	709.3	214	0	709.3	359	0	709.3
2009	50	0	643.8	145	0	643.8	296	0	643.8
2010	31	0	537.8	101	0	537.8	201	0	537.8

2011	19	0	539.3	63	0	539.3	132	0	539.3
2012	13	0	382.4	44	0	382.4	94	0	382.4
2013	6	0	328.9	31	0	328.9	69	0	328.9
2014	6	0	279.2	19	0	279.2	44	0	279.2
2015	0	0	233.4	13	0	233.4	31	0	233.4

2016	0	0	202.8	6	0	202.8	19	0	202.8
2017	0	0	176.0	3	0	176.0	9	0	176.0
2018	0	0	149.3	0	0	149.3	6	0	149.3
2019	0	0	122.5	0	0	122.5	6	0	122.5
2020	0	0	107.2	0	0	107.2	0	0	107.2

2021	0	0	91.6	0	0	91.6	0	0	91.6
2022	0	0	0.0	0	0	0.0	0	0	0.0
2023	0	0	0.0	0	0	0.0	0	0	0.0
2024	0	0	0.0	0	0	0.0	0	0	0.0
2025	0	0	0.0	0	0	0.0	0	0	0.0
2026	0	0	0.0	0	0	0.0	0	0	0.0
2027	0	0	0.0	0	0	0.0	0	0	0.0
2028	0	0	0.0	0	0	0.0	0	0	0.0
2029	0	0	0.0	0	0	0.0	0	0	0.0
2030	0	0	0.0	0	0	0.0	0	0	0.0
Total	483	0	5,976.6	1,224	0	5,976.6	1,851	0	5,976.6

Note: Probable reserves have not been adjusted for risk.

These data accompany the report of DeGolyer and MacNaughton and are subject to its specific conditions.

TABLE 37
PROJECTIONS of GROSS RESERVES
as of
DECEMBER 31, 2005
of
BLOCK – EL PORTÓN
AREA – CHIHUIDO LA SALINA SUR
FIELD-SEGMENT – CHIHUIDO LA SALINA-TRONCOSO INF.-ESCAMA PRINCIPAL
for
REPSOL YPF
in
ARGENTINA

	Proved Developed			Total Proved			Proved plus Probable
Year	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)

2006	1,484	0	3,569.8	1,654	0	3,569.8	1,654	0	3,569.8
2007	931	0	3,634.4	1,094	0	3,634.4	1,145	0	3,634.4
2008	491	0	3,483.5	604	0	3,483.5	730	0	3,483.5
2009	289	0	3,143.9	371	0	3,143.9	761	0	3,143.9
2010	189	0	2,641.7	245	0	2,641.7	799	0	2,641.7

2011	132	0	2,641.9	170	0	2,641.9	560	0	2,641.9
2012	101	0	1,877.4	126	0	1,877.4	396	0	1,877.4
2013	75	0	1,606.3	94	0	1,606.3	277	0	1,606.3
2014	63	0	1,365.6	75	0	1,365.6	201	0	1,365.6
2015	50	0	1,151.7	57	0	1,151.7	138	0	1,151.7

2016	44	0	994.8	50	0	994.8	101	0	994.8
2017	38	0	857.0	38	0	857.0	75	0	857.0
2018	13	0	738.7	13	0	738.7	57	0	738.7
2019	6	0	604.7	6	0	604.7	38	0	604.7
2020	6	0	512.8	6	0	512.8	25	0	512.8

2021	6	0	446.7	6	0	446.7	6	0	446.7
2022	0	0	0.0	0	0	0.0	0	0	0.0
2023	0	0	0.0	0	0	0.0	0	0	0.0
2024	0	0	0.0	0	0	0.0	0	0	0.0
2025	0	0	0.0	0	0	0.0	0	0	0.0
2026	0	0	0.0	0	0	0.0	0	0	0.0
2027	0	0	0.0	0	0	0.0	0	0	0.0
2028	0	0	0.0	0	0	0.0	0	0	0.0
2029	0	0	0.0	0	0	0.0	0	0	0.0
2030	0	0	0.0	0	0	0.0	0	0	0.0
Total	3,918	0	29,270.9	4,609	0	29,270.9	6,963	0	29,270.9

Note: Probable reserves have not been adjusted for risk.

These data accompany the report of DeGolyer and MacNaughton and are subject to its specific conditions.

TABLE 38
PROJECTIONS of GROSS RESERVES
as of
DECEMBER 31, 2005
of
BLOCK – EL PORTÓN
AREA – CHIHUIDO LA SALINA SUR
FIELD-SEGMENT – CHIHUIDO LA SALINA-TRONCOSO INF.-ESCAMA SUPERIOR
for
REPSOL YPF
in
ARGENTINA

	Proved Developed			Total Proved			Proved plus Probable
Year	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)

2006	296	0	3,029.4	296	0	3,029.4	296	0	3,029.4
2007	226	0	3,079.8	226	0	3,079.8	226	0	3,079.8
2008	182	0	2,955.5	182	0	2,955.5	182	0	2,955.5
2009	145	0	2,669.9	145	0	2,669.9	145	0	2,669.9
2010	120	0	2,238.3	120	0	2,238.3	120	0	2,238.3

2011	101	0	2,242.4	101	0	2,242.4	101	0	2,242.4
2012	88	0	1,590.6	88	0	1,590.6	88	0	1,590.6
2013	75	0	1,361.5	75	0	1,361.5	75	0	1,361.5
2014	63	0	1,159.1	63	0	1,159.1	63	0	1,159.1
2015	57	0	975.7	57	0	975.7	57	0	975.7

2016	50	0	841.8	50	0	841.8	50	0	841.8
2017	44	0	727.0	44	0	727.0	44	0	727.0
2018	38	0	627.7	38	0	627.7	38	0	627.7
2019	31	0	512.8	31	0	512.8	31	0	512.8
2020	25	0	436.3	25	0	436.3	25	0	436.3

2021	19	0	378.0	19	0	378.0	19	0	378.0
2022	0	0	0.0	0	0	0.0	0	0	0.0
2023	0	0	0.0	0	0	0.0	0	0	0.0
2024	0	0	0.0	0	0	0.0	0	0	0.0
2025	0	0	0.0	0	0	0.0	0	0	0.0
2026	0	0	0.0	0	0	0.0	0	0	0.0
2027	0	0	0.0	0	0	0.0	0	0	0.0
2028	0	0	0.0	0	0	0.0	0	0	0.0
2029	0	0	0.0	0	0	0.0	0	0	0.0
2030	0	0	0.0	0	0	0.0	0	0	0.0
Total	1,560	0	24,825.8	1,560	0	24,825.8	1,560	0	24,825.8

Note: Probable reserves have not been adjusted for risk.

These data accompany the report of DeGolyer and MacNaughton and are subject to its specific conditions.

TABLE 39
PROJECTIONS of GROSS RESERVES
as of
DECEMBER 31, 2005
of
BLOCK-EL PORTÓN
AREA – CHIHUIDO LA SALINA SUR
FIELD-SEGMENT – RINCON DE CORREA
for
REPSOL YPF
in
ARGENTINA

	Proved Developed			Total Proved			Proved plus Probable
Year	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)

2006	44	0	0.0	44	0	0.0	44	0	0.0
2007	38	0	0.0	107	0	0.0	107	0	0.0
2008	31	0	0.0	82	0	0.0	82	0	0.0
2009	25	0	0.0	57	0	0.0	57	0	0.0
2010	19	0	0.0	44	0	0.0	44	0	0.0

2011	19	0	0.0	38	0	0.0	38	0	0.0
2012	13	0	0.0	25	0	0.0	25	0	0.0
2013	13	0	0.0	19	0	0.0	19	0	0.0
2014	13	0	0.0	19	0	0.0	19	0	0.0
2015	6	0	0.0	6	0	0.0	6	0	0.0

2016	6	0	0.0	6	0	0.0	6	0	0.0
2017	6	0	0.0	6	0	0.0	6	0	0.0
2018	6	0	0.0	6	0	0.0	6	0	0.0
2019	6	0	0.0	6	0	0.0	6	0	0.0
2020	6	0	0.0	6	0	0.0	6	0	0.0

2021	6	0	0.0	6	0	0.0	6	0	0.0
2022	0	0	0.0	0	0	0.0	0	0	0.0
2023	0	0	0.0	0	0	0.0	0	0	0.0
2024	0	0	0.0	0	0	0.0	0	0	0.0
2025	0	0	0.0	0	0	0.0	0	0	0.0
2026	0	0	0.0	0	0	0.0	0	0	0.0
2027	0	0	0.0	0	0	0.0	0	0	0.0
2028	0	0	0.0	0	0	0.0	0	0	0.0
2029	0	0	0.0	0	0	0.0	0	0	0.0
2030	0	0	0.0	0	0	0.0	0	0	0.0
Total	257	0	0.0	477	0	0.0	477	0	0.0
Note: Probable reserves have not been adjusted for risk.

These data accompany the report of DeGolyer and MacNaughton and are subject to its specific conditions.

TABLE 40
PROJECTIONS of GROSS RESERVES
as of
DECEMBER 31, 2005
of
BLOCK – EL PORTÓN
AREA – CHIHUIDO LA SALINA SUR
FIELD-SEGMENT – RINCON DE CORREA SUR
for
REPSOL YPF
in
ARGENTINA

	Proved Developed			Total Proved			Proved plus Probable
Year	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)

2006	75	0	0.0	101	0	0.0	189	0	0.0
2007	44	0	0.0	132	0	0.0	302	0	0.0
2008	31	0	0.0	94	0	0.0	214	0	0.0
2009	19	0	0.0	63	0	0.0	145	0	0.0
2010	13	0	0.0	44	0	0.0	101	0	0.0

2011	6	0	0.0	31	0	0.0	69	0	0.0
2012	0	0	0.0	13	0	0.0	44	0	0.0
2013	0	0	0.0	13	0	0.0	31	0	0.0
2014	0	0	0.0	6	0	0.0	19	0	0.0
2015	0	0	0.0	6	0	0.0	19	0	0.0

2016	0	0	0.0	0	0	0.0	0	0	0.0
2017	0	0	0.0	0	0	0.0	0	0	0.0
2018	0	0	0.0	0	0	0.0	0	0	0.0
2019	0	0	0.0	0	0	0.0	0	0	0.0
2020	0	0	0.0	0	0	0.0	0	0	0.0

2021	0	0	0.0	0	0	0.0	0	0	0.0
2022	0	0	0.0	0	0	0.0	0	0	0.0
2023	0	0	0.0	0	0	0.0	0	0	0.0
2024	0	0	0.0	0	0	0.0	0	0	0.0
2025	0	0	0.0	0	0	0.0	0	0	0.0
2026	0	0	0.0	0	0	0.0	0	0	0.0
2027	0	0	0.0	0	0	0.0	0	0	0.0
2028	0	0	0.0	0	0	0.0	0	0	0.0
2029	0	0	0.0	0	0	0.0	0	0	0.0
2030	0	0	0.0	0	0	0:0	0	0	0.0
Total	188	0	0.0	503	0	0.0	1,133	0	0.0

Note: Probable reserves have not been adjusted for risk.

These data accompany the report of DeGolyer and MacNaughton and are subject to its specific conditions.

TABLE 41
PROJECTIONS of GROSS RESERVES
as of
DECEMBER 31, 2005
of
BLOCK – EL PORTÓN
AREA – EL PORTÓN
for
REPSOL YPF
in
ARGENTINA

	Proved Developed			Total Proved			Proved plus Probable
Year	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)

2006	1,623	0	18,705.5	1,724	0	18,705.5	1,724	0	18,705.5
2007	1,257	0	19,149.7	1,509	0	19,149.7	1,541	0	19,149.7
2008	994	0	18,892.5	1,183	0	18,892.5	1,220	0	18,892.5
2009	817	0	18,307.3	956	0	18,307.3	994	0	18,307.3
2010	680	0	17,994.1	780	0	17,994.1	811	0	17,994.1

2011	553	0	17,298.3	629	0	17,298.3	661	0	17,298.3
2012	409	0	15,198.4	466	0	15,198.4	491	0	15,198.4
2013	340	0	13,706.3	384	0	13,706.3	403	0	13,706.3
2014	302	0	13,548.9	334	0	13,548.9	353	0	13,548.9
2015	233	0	10,987.6	258	0	10,987.6	270	0	10,987.6

2016	163	0	6,383.9	182	0	6,383.9	195	0	6,383.9
2017	95	0	3,266.2	101	0	3,266.2	107	0	3,266.2
2018	0	0	0.0	0	0	0.0	0	0	0.0
2019	0	0	0.0	0	0	0.0	0	0	0.0
2020	0	0	0.0	0	0	0.0	0	0	0.0

2021	0	0	0.0	0	0	0.0	0	0	0.0
2022	0	0	0.0	0	0	0.0	0	0	0.0
2023	0	0	0.0	0	0	0.0	0	0	0.0
2024	0	0	0.0	0	0	0.0	0	0	0.0
2025	0	0	0.0	0	0	0.0	0	0	0.0
2026	0	0	0.0	0	0	0.0	0	0	0.0
2027	0	0	0.0	0	0	0.0	0	0	0.0
2028	0	0	0.0	0	0	0.0	0	0	0.0
2029	0	0	0.0	0	0	0.0	0	0	0.0
2030	0	0	0.0	0	0	0.0	0	0	0.0
Total	7,466	0	173,438.7	8,506	0	173,438.7	8,770	0	173,438.7

Note: Probable reserves have not been adjusted for risk.

These data accompany the report of DeGolyer and MacNaughton and are subject to its specific conditions.

TABLE 42
PROJECTIONS of GROSS RESERVES
as of
DECEMBER 31, 2005
of
BLOCK – EL PORTÓN
AREA – EL PORTÓN
FIELD-SEGMENT – EL PORTÓN NORTE
for
REPSOL YPF
in
ARGENTINA

	Proved Developed			Total Proved			Proved plus Probable
Year	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)

2006	1,019	0	17,793.1	1,120	0	17,793.1	1,120	0	17,793.1
2007	748	0	18,238.4	1,000	0	18,238.4	1,000	0	18,238.4
2008	591	0	17,990.0	780	0	17,990.0	780	0	17,990.0
2009	484	0	17,420.1	623	0	17,420.1	623	0	17,420.1
2010	403	0	17,138.3	503	0	17,138.3	503	0	17,138.3

2011	264	0	6,640.9	340	0	6,640.9	340	0	6,640.9
2012	151	0	2,393.7	208	0	2,393.7	208	0	2,393.7
2013	107	0	988.7	151	0	988.7	151	0	988.7
2014	88	0	840.6	120	0	840.6	120	0	840.6
2015	63	0	525.1	88	0	525.1	88	0	525.1

2016	50	0	296.1	69	0	296.1	69	0	296.1
2017	38	0	156.4	44	0	156.4	44	0	156.4
2018	0	0	0.0	0	0	0.0	0	0	0.0
2019	0	0	0.0	0	0	0.0	0	0	0.0
2020	0	0	0.0	0	0	0.0	0	0	0.0

2021	0	0	0.0	0	0	0.0	0	0	0.0
2022	0	0	0.0	0	0	0.0	0	0	0.0
2023	0	0	0.0	0	0	0.0	0	0	0.0
2024	0	0	0.0	0	0	0.0	0	0	0.0
2025	0	0	0.0	0	0	0.0	0	0	0.0
2026	0	0	0.0	0	0	0.0	0	0	0.0
2027	0	0	0.0	0	0	0.0	0	0	0.0
2028	0	0	0.0	0	0	0.0	0	0	0.0
2029	0	0	0.0	0	0	0.0	0	0	0.0
2030	0	0	0.0	0	0	0.0	0	0	0.0
Total	4,006	0	100,421.4	5,046	0	100,421.4	5,046	0	100,421.4

Note: Probable reserves have not been adjusted for risk.

These data accompany the report of DeGolyer and MacNaughton and are subject to its specific conditions.

TABLE 43
PROJECTIONS of GROSS RESERVES
as of
DECEMBER 31, 2005
of
BLOCK – EL PORTÓN
AREA – EL PORTÓN
FIELD-SEGMENT – EL PORTÓN SUR
for
REPSOL YPF
in
ARGENTINA

	Proved Developed			Total Proved			Proved plus Probable
Year	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)

2006	604	0	912.4	604	0	912.4	604	0	912.4
2007	509	0	911.3	509	0	911.3	541	0	911.3
2008	403	0	902.5	403	0	902.5	440	0	902.5
2009	333	0	887.2	333	0	887.2	371	0	887.2
2010	277	0	855.8	277	0	855.8	308	0	855.8

2011	289	0	10,657.4	289	0	10,657.4	321	0	10,657.4
2012	258	0	12,804.7	258	0	12,804.7	283	0	12,804.7
2013	233	0	12,717.6	233	0	12,717.6	252	0	12,717.6
2014	214	0	12,708.3	214	0	12,708.3	233	0	12,708.3
2015	170	0	10,462.5	170	0	10,462.5	182	0	10,462.5

2016	113	0	6,087.8	113	0	6,087.8	126	0	6,087.8
2017	57	0	3,109.8	57	0	3,109.8	63	0	3,109.8
2018	0	0	0.0	0	0	0.0	0	0	0.0
2019	0	0	0.0	0	0	0.0	0	0	0.0
2020	0	0	0.0	0	0	0.0	0	0	0.0

2021	0	0	0.0	0	0	0.0	0	0	0.0
2022	0	0	0.0	0	0	0.0	0	0	0.0
2023	0	0	0.0	0	0	0.0	0	0	0.0
2024	0	0	0.0	0	0	0.0	0	0	0.0
2025	0	0	0.0	0	0	0.0	0	0	0.0
2026	0	0	0.0	0	0	0.0	0	0	0.0
2027	0	0	0.0	0	0	0.0	0	0	0.0
2028	0	0	0.0	0	0	0.0	0	0	0.0
2029	0	0	0.0	0	0	0.0	0	0	0.0
2030	0	0	0.0	0	0	0.0	0	0	0.0
Total	3,460	0	73,017.3	3,460	0	73,017.3	3,724	0	73,017.3

Note: Probable reserves have not been adjusted for risk.

These data accompany the report of DeGolyer and MacNaughton and are subject to its specific conditions.

TABLE 44
PROJECTIONS of GROSS RESERVES
as of
DECEMBER 31, 2005
of
BLOCK – RINCON DE LOS SAUCES
for
REPSOL YPF
in
ARGENTINA

	Proved Developed			Total Proved			Proved plus Probable
Year	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)

2006	13,656	0	2,961.1	13,706	0	9,415.3	15,153	0	9,582.1
2007	11,313	0	2,484.4	11,345	0	12,096.5	13,309	0	14,430.0
2008	9,541	0	2,118.6	9,567	0	11,738.8	12,169	0	15,903.7
2009	8,111	0	1,820.2	8,130	0	11,451.2	10,924	0	15,636.4
2010	6,991	0	1,587.5	7,003	0	10,877.5	9,827	0	12,789.0

2011	6,085	0	1,400.9	6,085	0	8,774.0	8,763	0	10,840.4
2012	5,356	0	1,252.1	5,356	0	6,008.5	7,911	0	8,932.6
2013	4,718	0	1,123.0	4,718	0	4,140.4	7,166	0	6,175.6
2014	4,205	0	1,021.1	4,205	0	2,997.8	6,559	0	4,319.7
2015	3,760	0	935.1	3,760	0	2,570.5	6,034	0	3,356.1

2016	3,320	0	856.0	3,320	0	1,799.2	5,566	0	2,405.1
2017	2,840	0	709.9	2,840	0	1,196.3	5,075	0	1,665.0
2018	0	0	0.0	0	0	0.0	2,763	0	337.7
2019	0	0	0.0	0	0	0.0	2,593	0	317.0
2020	0	0	0.0	0	0	0.0	2,445	0	299.3

2021	0	0	0.0	0	0	0.0	2,283	0	280.1
2022	0	0	0.0	0	0	0.0	2,156	0	264.5
2023	0	0	0.0	0	0	0.0	1,178	0	144.5
2024	0	0	0.0	0	0	0.0	482	0	59.2
2025	0	0	0.0	0	0	0.0	447	0	54.8
2026	0	0	0.0	0	0	0.0	416	0	51.0
2027	0	0	0.0	0	0	0.0	319	0	39.1
2028	0	0	0.0	0	0	0.0	0	0	0.0
2029	0	0	0.0	0	0	0.0	0	0	0.0
2030	0	0	0.0	0	0	0.0	0	0	0.0
Total	79,896	0	18,269.9	80,035	0	83,066.0	123,538	0	107,882.9
Note: Probable reserves have not been adjusted for risk.

These data accompany the report of DeGolyer and MacNaughton and are subject to its specific conditions.

TABLE 45
PROJECTIONS of GROSS RESERVES
as of
DECEMBER 31, 2005
of
BLOCK – RINCON DE LOS SAUCES
AREA – CHIHUIDO SIERRA NEGRA
for
REPSOL YPF
in
ARGENTINA

	Proved Developed			Total Proved			Proved plus Probable
Year	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)

2006	11,776	0	1,442	11,826	0	1,448	13,088	0	1,598
2007	9,541	0	1,170	9,573	0	1,173	11,276	0	1,376
2008	7,862	0	964	7,888	0	967	10,167	0	1,240
2009	6,525	0	800	6,544	0	802	9,044	0	1,104
2010	5,487	0	672	5,499	0	674	8,049	0	983

2011	4,658	0	571	4,658	0	571	7,071	0	864
2012	3,998	0	489	3,998	0	489	6,291	0	769
2013	3,432	0	419	3,432	0	419	5,616	0	687
2014	2,982	0	364	2,982	0	364	5,067	0	620
2015	2,597	0	317	2,597	0	317	4,594	0	562

2016	2,211	0	270	2,211	0	270	4,171	0	511
2017	1,788	0	217	1,788	0	217	3,728	0	460
2018	0	0	0	0	0	0	2,752	0	338
2019	0	0	0	0	0	0	2,584	0	317
2020	0	0	0	0	0	0	2,440	0	299

2021	0	0	0	0	0	0	2,283	0	280
2022	0	0	0	0	0	0	2,156	0	265
2023	0	0	0	0	0	0	1,178	0	145
2024	0	0	0	0	0	0	482	0	59
2025	0	0	0.0	0	0	0.0	447	0	54.8
2026	0	0	0.0	0	0	0.0	416	0	51.0
2027	0	0	0.0	0	0	0.0	319	0	39.1
2028	0	0	0.0	0	0	0.0	0	0	0.0
2029	0	0	0.0	0	0	0.0	0	0	0.0
2030	0	0	0.0	0	0	0.0	0	0	0.0
Total	62,857	0	7,695.0	62,996	0	7,711.5	103,219	0	12,618.2

Note: Probable reserves have not been adjusted for risk.

These data accompany the report of DeGolyer and MacNaughton and are subject to its specific conditions.

TABLE 46
PROJECTIONS of GROSS RESERVES
as of
DECEMBER 31, 2005
of
BLOCK – RINCON DE LOS SAUCES
AREA – CHIHUIDO SIERRA NEGRA
FIELD-SEGMENT – CHIHUIDO SIERRA NEGRA-RAYOSO
for
REPSOL YPF
in
ARGENTINA

	Proved Developed			Total Proved			Proved plus Probable
Year	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)

2006	207	0	24.6	257	0	30.6	283	0	33.6
2007	134	0	16.0	166	0	19.7	346	0	41.1
2008	87	0	10.4	113	0	13.4	377	0	44.8
2009	57	0	6.7	76	0	9.0	283	0	33.6
2010	37	0	4.4	49	0	5.9	198	0	23.6

2011	24	0	2.9	24	0	2.9	129	0	15.3
2012	16	0	1.9	16	0	1.9	84	0	9.9
2013	3	0	0.0	3	0	0.0	54	0	6.5
2014	0	0	0.0	0	0	0.0	35	0	4.2
2015	0	0	0.0	0	0	0.0	23	0	2.7

2016	0	0	0.0	0	0	0.0	15	0	1.8
2017	0	0	0.0	0	0	0.0	9	0	1.1
2018	0	0	0.0	0	0	0.0	0	0	0.0
2019	0	0	0.0	0	0	0.0	0	0	0.0
2020	0	0	0.0	0	0	0.0	0	0	0.0

2021	0	0	0.0	0	0	0.0	0	0	0.0
2022	0	0	0.0	0	0	0.0	0	0	0.0
2023	0	0	0.0	0	0	0.0	0	0	0.0
2024	0	0	0.0	0	0	0.0	0	0	0.0
2025	0	0	0.0	0	0	0.0	0	0	0.0
2026	0	0	0.0	0	0	0.0	0	0	0.0
2027	0	0	0.0	0	0	0.0	0	0	0.0
2028	0	0	0.0	0	0	0.0	0	0	0.0
2029	0	0	0.0	0	0	0.0	0	0	0.0
2030	0	0	0.0	0	0	0.0	0	0	0.0
Total	565	0	66.9	704	0	83.4	1,836	0	218.2

Note: Probable reserves have not been adjusted for risk.

These data accompany the report of DeGolyer and MacNaughton and are subject to its specific conditions.

TABLE 47
PROJECTIONS of GROSS RESERVES
as of
DECEMBER 31, 2005
of
BLOCK – RINCON DE LOS SAUCES
AREA – CHIHUIDO SIERRA NEGRA
FIELD-SEGMENT – CHIHUIDO-ROCA IGNEA / LA TOSCA
for
REPSOL YPF
in
ARGENTINA

	Proved Developed			Total Proved			Proved plus Probable
Year	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)

2006	223	0	37.3	223	0	37.3	238	0	40.0
2007	158	0	26.6	158	0	26.6	190	0	31.9
2008	113	0	18.9	113	0	18.9	156	0	26.1
2009	80	0	13.4	80	0	13.4	130	0	21.8
2010	57	0	9.5	57	0	9.5	110	0	18.5

2011	40	0	6.8	40	0	6.8	95	0	16.0
2012	29	0	4.8	29	0	4.8	83	0	13.9
2013	20	0	3.4	20	0	3.4	73	0	12.3
2014	15	0	2.4	15	0	2.4	65	0	10.9
2015	10	0	1.7	10	0	1.7	58	0	9.8

2016	7	0	1.2	7	0	1.2	53	0	8.8
2017	5	0	0.9	5	0	0.9	48	0	8.0
2018	0	0	0.0	0	0	0.0	0	0	0.0
2019	0	0	0.0	0	0	0.0	0	0	0.0
2020	0	0	0.0	0	0	0.0	0	0	0.0

2021	0	0	0.0	0	0	0.0	0	0	0.0
2022	0	0	0.0	0	0	0.0	0	0	0.0
2023	0	0	0.0	0	0	0.0	0	0	0.0
2024	0	0	0.0	0	0	0.0	0	0	0.0
2025	0	0	0.0	0	0	0.0	0	0	0.0
2026	0	0	0.0	0	0	0.0	0	0	0.0
2027	0	0	0.0	0	0	0.0	0	0	0.0
2028	0	0	0.0	0	0	0.0	0	0	0.0
2029	0	0	0.0	0	0	0.0	0	0	0.0
2030	0	0	0.0	0	0	0.0	0	0	0.0
Total	757	0	126.9	757	0	126.9	1,299	0	218.0

Note: Probable reserves have not been adjusted for risk.

These data accompany the report of DeGolyer and MacNaughton and are subject to its specific conditions.

TABLE 48
PROJECTIONS of GROSS RESERVES
as of
DECEMBER 31, 2005
of
BLOCK – RINCON DE LOS SAUCES
AREA – CHIHUIDO SIERRA NEGRA
FIELD-SEGMENT – CHIHUIDO SIERRA NEGRA-TRONCOSO INF. / AGRIO+AVILE
for
REPSOL YPF
in
ARGENTINA

	Proved Developed			Total Proved			Proved plus Probable
Year	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)

2006	10,929	0	1,340.7	10,929	0	1,340.7	11,928	0	1,463.4
2007	8,969	0	1,100.3	8,969	0	1,100.3	10,202	0	1,251.5
2008	7,462	0	915.5	7,462	0	915.5	9,176	0	1,125.7
2009	6,237	0	765.1	6,237	0	765.1	8,247	0	1,011.7
2010	5,273	0	646.9	5,273	0	646.9	7,414	0	909.5

2011	4,494	0	551.3	4,494	0	551.3	6,571	0	806.2
2012	3,867	0	474.4	3,867	0	474.4	5,887	0	722.2
2013	3,332	0	408.8	3,332	0	408.8	5,286	0	648.5
2014	2,897	0	355.5	2,897	0	355.5	4,792	0	587.9
2015	2,524	0	309.7	2,524	0	309.7	4,362	0	535.1

2016	2,145	0	263.1	2,145	0	263.1	3,973	0	487.4
2017	1,728	0	210.6	1,728	0	210.6	3,597	0	441.3
2018	0	0	0.0	0	0	0.0	2,752	0	337.7
2019	0	0	0.0	0	0	0.0	2,584	0	317.0
2020	0	0	0.0	0	0	0.0	2,440	0	299.3

2021	0	0	0.0	0	0	0.0	2,283	0	280.1
2022	0	0	0.0	0	0	0.0	2,156	0	264.5
2023	0	0	0.0	0	0	0.0	1,178	0	144.5
2024	0	0	0.0	0	0	0.0	482	0	59.2
2025	0	0	0.0	0	0	0.0	447	0	54.8
2026	0	0	0.0	0	0	0.0	416	0	51.0
2027	0	0	0.0	0	0	0.0	319	0	39.1
2028	0	0	0.0	0	0	0.0	0	0	0.0
2029	0	0	0.0	0	0	0.0	0	0	0.0
2030	0	0	0.0	0	0	0.0	0	0	0.0
Total	59,857	0	7,341.9	59,857	0	7,341.9	96,492	0	11,837.6

Note: Probable reserves have not been adjusted for risk.

These data accompany the report of DeGolyer and MacNaughton and are subject to its specific conditions.

TABLE 49
PROJECTIONS of GROSS RESERVES
as of
DECEMBER 31, 2005
of
BLOCK – RINCON DE LOS SAUCES
AREA – CHIHUIDO SIERRA NEGRA
FIELD-SEGMENT – LOMITA NORTE
for
REPSOL YPF
in
ARGENTINA

	Proved Developed			Total Proved			Proved plus Probable
Year	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)

2006	258	0	24.5	258	0	24.5	354	0	33.7
2007	145	0	13.8	145	0	13.8	296	0	28.1
2008	82	0	7.8	82	0	7.8	248	0	23.6
2009	46	0	4.4	46	0	4.4	207	0	19.6
2010	26	0	2.5	26	0	2.5	173	0	16.4

2011	15	0	1.4	15	0	1.4	144	0	13.7
2012	8	0	0.8	8	0	0.8	121	0	11.5
2013	5	0	0.4	5	0	0.4	101	0	9.6
2014	3	0	0.2	3	0	0.2	84	0	8.0
2015	1	0	0.1	1	0	0.1	70	0	6.7

2016	1	0	0.1	1	0	0.1	57	0	5.6
2017	0	0	0.0	0	0	0.0	19	0	4.7
2018	0	0	0.0	0	0	0.0	0	0	0.0
2019	0	0	0.0	0	0	0.0	0	0	0.0
2020	0	0	0.0	0	0	0.0	0	0	0.0

2021	0	0	0.0	0	0	0.0	0	0	0.0
2022	0	0	0.0	0	0	0.0	0	0	0.0
2023	0	0	0.0	0	0	0.0	0	0	0.0
2024	0	0	0.0	0	0	0.0	0	0	0.0
2025	0	0	0.0	0	0	0.0	0	0	0.0
2026	0	0	0.0	0	0	0.0	0	0	0.0
2027	0	0	0.0	0	0	0.0	0	0	0.0
2028	0	0	0.0	0	0	0.0	0	0	0.0
2029	0	0	0.0	0	0	0.0	0	0	0.0
2030	0	0	0.0	0	0	0.0	0	0	0.0
Total	590	0	56.0	590	0	56.0	1,874	0	181.2
Note: Probable reserves have not been adjusted for risk.

These data accompany the report of DeGolyer and MacNaughton and are subject to its specific conditions.

TABLE 50
PROJECTIONS of GROSS RESERVES
as of
DECEMBER 31, 2005
of
BLOCK – RINCON DE LOS SAUCES
AREA – CHIHUIDO SIERRA NEGRA
FIELD-SEGMENT – LOMITA RAYOSO
for
REPSOL YPF
in
ARGENTINA

	Proved Developed			Total Proved			Proved plus Probable
Year	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)

2006	159	0	15.1	159	0	15.1	285	0	27.1
2007	135	0	12.9	135	0	12.9	242	0	23.0
2008	118	0	11.3	118	0	11.3	210	0	19.9
2009	105	0	9.9	105	0	9.9	177	0	16.9
2010	94	0	8.9	94	0	8.9	154	0	14.6

2011	85	0	8.1	85	0	8.1	132	0	12.6
2012	78	0	7.4	78	0	7.4	116	0	11.0
2013	72	0	6.8	72	0	6.8	102	0	9.7
2014	67	0	6.3	67	0	6.3	91	0	8.6
2015	62	0	5.9	62	0	5.9	81	0	7.7

2016	58	0	5.5	58	0	5.5	73	0	6.9
2017	55	0	5.2	55	0	5.2	55	0	5.2
2018	0	0	0.0	0	0	0.0	0	0	0.0
2019	0	0	0.0	0	0	0.0	0	0	0.0
2020	0	0	0.0	0	0	0.0	0	0	0.0

2021	0	0	0.0	0	0	0.0	0	0	0.0
2022	0	0	0.0	0	0	0.0	0	0	0.0
2023	0	0	0.0	0	0	0.0	0	0	0.0
2024	0	0	0.0	0	0	0.0	0	0	0.0
2025	0	0	0.0	0	0	0.0	0	0	0.0
2026	0	0	0.0	0	0	0.0	0	0	0.0
2027	0	0	0.0	0	0	0.0	0	0	0.0
2028	0	0	0.0	0	0	0.0	0	0	0.0
2029	0	0	0.0	0	0	0.0	0	0	0.0
2030	0	0	0.0	0	0	0.0	0	0	0.0
Total	1,088	0	103.3	1,088	0	103.3	1,718	0	163.2

Note: Probable reserves have not been adjusted for risk.

These data accompany the report of DeGolyer and MacNaughton and are subject to its specific conditions.

TABLE 51
PROJECTIONS of GROSS RESERVES
as of
DECEMBER 31, 2005
of
BLOCK – RINCON DE LOS SAUCES
AREA – PASO BARDAS NORTE
for
REPSOL YPF
in
ARGENTINA

	Proved Developed			Total Proved			Proved plus Probable
Year	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)

2006	50	0	1,438.1	50	0	7,886.3	105	0	7,897.7
2007	36	0	1,237.9	36	0	10,846.3	157	0	12,971.2
2008	26	0	1,081.3	26	0	10,698.5	196	0	14,583.4
2009	19	0	951.0	19	0	10,579.7	147	0	14,455.7
2010	14	0	849.0	14	0	10,137.5	109	0	11,732.1

2011	10	0	767.3	10	0	8,140.4	81	0	9,904.8
2012	7	0	702.6	7	0	5,459.0	59	0	8,094.5
2013	5	0	646.5	5	0	3,663.9	44	0	5,421.8
2014	4	0	602.3	4	0	2,579.0	33	0	3,635.0
2015	3	0	566.0	3	0	2,201.4	25	0	2,731.0

2016	2	0	536.7	2	0	1,479.9	18	0	1,833.2
2017	1	0	446.3	1	0	932.7	13	0	1,145.2
2018	0	0	0.0	0	0	0.0	11	0	0.0
2019	0	0	0.0	0	0	0.0	9	0	0.0
2020	0	0	0.0	0	0	0.0	5	0	0.0

2021	0	0	0.0	0	0	0.0	0	0	0.0
2022	0	0	0.0	0	0	0.0	0	0	0.0
2023	0	0	0.0	0	0	0.0	0	0	0.0
2024	0	0	0.0	0	0	0.0	0	0	0.0
2025	0	0	0.0	0	0	0.0	0	0	0.0
2026	0	0	0.0	0	0	0.0	0	0	0.0
2027	0	0	0.0	0	0	0.0	0	0	0.0
2028	0	0	0.0	0	0	0.0	0	0	0.0
2029	0	0	0.0	0	0	0.0	0	0	0.0
2030	0	0	0.0	0	0	0.0	0	0	0.0
Total	177	0	9,825.0	177	0	74,604.6	1,012	0	94,405.6

Note: Probable reserves have not been adjusted for risk.

These data accompany the report of DeGolyer and MacNaughton and are subject to its specific conditions.

TABLE 52
PROJECTIONS of GROSS RESERVES
as of
DECEMBER 31, 2005
of
BLOCK – RINCON DE LOS SAUCES
AREA – PASO BARDAS NORTE
FIELD-SEGMENT – PASO BARDAS NORTE-GRUPO NEUQUEN
for
REPSOL YPF
in
ARGENTINA

	Proved Developed			Total Proved			Proved plus Probable
Year	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)

2006	0	0	551.2	0	0	6,999.4	0	0	6,999.4
2007	0	0	540.7	0	0	10,149.1	0	0	12,248.9
2008	0	0	531.9	0	0	10,149.1	0	0	13,998.7
2009	0	0	520.4	0	0	10,149.1	0	0	13,998.7
2010	0	0	510.6	0	0	9,799.1	0	0	11,374.0

2011	0	0	501.2	0	0	7,874.3	0	0	9,624.1
2012	0	0	493.1	0	0	5,249.5	0	0	7,874.3
2013	0	0	482.3	0	0	3,499.7	0	0	5,249.5
2014	0	0	473.1	0	0	2,449.8	0	0	3,499.7
2015	0	0	464.4	0	0	2,099.8	0	0	2,624.8

2016	0	0	456.7	0	0	1,399.9	0	0	1,749.8
2017	0	0	388.5	0	0	874.9	0	0	1,084.9
2018	0	0	0.0	0	0	0.0	0	0	0.0
2019	0	0	0.0	0	0	0.0	0	0	0.0
2020	0	0	0.0	0	0	0.0	0	0	0.0

2021	0	0	0.0	0	0	0.0	0	0	0.0
2022	0	0	0.0	0	0	0.0	0	0	0.0
2023	0	0	0.0	0	0	0.0	0	0	0.0
2024	0	0	0.0	0	0	0.0	0	0	0.0
2025	0	0	0.0	0	0	0.0	0	0	0.0
2026	0	0	0.0	0	0	0.0	0	0	0.0
2027	0	0	0.0	0	0	0.0	0	0	0.0
2028	0	0	0.0	0	0	0.0	0	0	0.0
2029	0	0	0.0	0	0	0.0	0	0	0.0
2030	0	0	0.0	0	0	0.0	0	0	0.0
Total	0	0	5,914.1	0	0	70,693.7	0	0	90,326.8

Note: Probable reserves have not been adjusted for risk.

These data accompany the report of DeGolyer and MacNaughton and are subject to its specific conditions.

TABLE 53
PROJECTIONS of GROSS RESERVES
as of
DECEMBER 31, 2005
of
BLOCK – RINCON DE LOS SAUCES
AREA – PASO BARDAS NORTE
FIELD-SEGMENT – PASO BARDAS NORTE-HUITRIN (LA TOSCA)
for
REPSOL YPF
in
ARGENTINA

	Proved Developed			Total Proved			Proved plus Probable
Year	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)

2006	50	0	886.9	50	0	886.9	50	0	886.9
2007	36	0	697.2	36	0	697.2	36	0	697.2
2008	26	0	549.4	26	0	549.4	26	0	549.4
2009	19	0	430.6	19	0	430.6	19	0	430.6
2010	14	0	338.4	14	0	338.4	14	0	338.4

2011	10	0	266.1	10	0	266.1	10	0	266.1
2012	7	0	209.5	7	0	209.5	7	0	209.5
2013	5	0	164.2	5	0	164.2	5	0	164.2
2014	4	0	129.2	4	0	129.2	4	0	129.2
2015	3	0	101.6	3	0	101.6	3	0	101.6

2016	2	0	80.0	2	0	80.0	2	0	80.0
2017	1	0	57.8	1	0	57.8	1	0	57.8
2018	0	0	0.0	0	0	0.0	0	0	0.0
2019	0	0	0.0	0	0	0.0	0	0	0.0
2020	0	0	0.0	0	0	0.0	0	0	0.0

2021	0	0	0.0	0	0	0.0	0	0	0.0
2022	0	0	0.0	0	0	0.0	0	0	0.0
2023	0	0	0.0	0	0	0.0	0	0	0.0
2024	0	0	0.0	0	0	0.0	0	0	0.0
2025	0	0	0.0	0	0	0.0	0	0	0.0
2026	0	0	0.0	0	0	0.0	0	0	0.0
2027	0	0	0.0	0	0	0.0	0	0	0.0
2028	0	0	0.0	0	0	0.0	0	0	0.0
2029	0	0	0.0	0	0	0.0	0	0	0.0
2030	0	0	0.0	0	0	0.0	0	0	0.0
Total	177	0	3,910.9	177	0	3,910.9	177	0	3,910.9

Note: Probable reserves have not been adjusted for risk.

These data accompany the report of DeGolyer and MacNaughton and are subject to its specific conditions.

TABLE 54
PROJECTIONS of GROSS RESERVES
as of
DECEMBER 31, 2005
of
BLOCK – RINCON DE LOS SAUCES
AREA – PASO BARDAS NORTE
FIELD-SEGMENT – PASO BARDAS NORTE-MULICHINCO
for
REPSOL YPF
in
ARGENTINA

	Proved Developed			Total Proved			Proved plus Probable
Year	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)

2006	0	0	0.0	0	0	0.0	55	0	11.4
2007	0	0	0.0	0	0	0.0	121	0	25.1
2008	0	0	0.0	0	0	0.0	170	0	35.3
2009	0	0	0.0	0	0	0.0	128	0	26.4
2010	0	0	0.0	0	0	0.0	95	0	19.7

2011	0	0	0.0	0	0	0.0	71	0	14.6
2012	0	0	0.0	0	0	0.0	52	0	10.7
2013	0	0	0.0	0	0	0.0	39	0	8.1
2014	0	0	0.0	0	0	0.0	29	0	6.1
2015	0	0	0.0	0	0	0.0	22	0	4.6

2016	0	0	0.0	0	0	0.0	16	0	3.4
2017	0	0	0.0	0	0	0.0	12	0	2.5
2018	0	0	0.0	0	0	0.0	11	0	0.0
2019	0	0	0.0	0	0	0.0	9	0	0.0
2020	0	0	0.0	0	0	0.0	5	0	0.0

2021	0	0	0.0	0	0	0.0	0	0	0.0
2022	0	0	0.0	0	0	0.0	0	0	0.0
2023	0	0	0.0	0	0	0.0	0	0	0.0
2024	0	0	0.0	0	0	0.0	0	0	0.0
2025	0	0	0.0	0	0	0.0	0	0	0.0
2026	0	0	0.0	0	0	0.0	0	0	0.0
2027	0	0	0.0	0	0	0.0	0	0	0.0
2028	0	0	0.0	0	0	0.0	0	0	0.0
2029	0	0	0.0	0	0	0.0	0	0	0.0
2030	0	0	0.0	0	0	0.0	0	0	0.0
Total	0	0	0.0	0	0	0.0	835	0	167.9
Note: Probable reserves have not been adjusted for risk.

These data accompany the report of DeGolyer and MacNaughton and are subject to its specific conditions.

TABLE 55
PROJECTIONS of GROSS RESERVES
as of
DECEMBER 31, 2005
of
BLOCK – RINCON DE LOS SAUCES
AREA – SEÑAL PICADA
for
REPSOL YPF
in
ARGENTINA

	Proved Developed			Total Proved			Proved plus Probable
Year	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)

2006	1,830	0	80.8	1,830	0	80.8	1,960	0	86.6
2007	1,736	0	76.9	1,736	0	76.9	1,876	0	83.2
2008	1,653	0	73.4	1,653	0	73.4	1,806	0	80.2
2009	1,567	0	69.7	1,567	0	69.7	1,733	0	77.1
2010	1,490	0	66.3	1,490	0	66.3	1,669	0	74.3

2011	1,417	0	63.1	1,417	0	63.1	1,611	0	71.8
2012	1,351	0	60.2	1,351	0	60.2	1,561	0	69.6
2013	1,281	0	57.1	1,281	0	57.1	1,506	0	67.2
2014	1,219	0	54.4	1,219	0	54.4	1,459	0	65.1
2015	1,160	0	51.7	1,160	0	51.7	1,415	0	63.1

2016	1,107	0	49.4	1,107	0	49.4	1,377	0	61.4
2017	1,051	0	46.9	1,051	0	46.9	1,334	0	59.5
2018	0	0	0.0	0	0	0.0	0	0	0.0
2019	0	0	0.0	0	0	0.0	0	0	0.0
2020	0	0	0.0	0	0	0.0	0	0	0.0

2021	0	0	0.0	0	0	0.0	0	0	0.0
2022	0	0	0.0	0	0	0.0	0	0	0.0
2023	0	0	0.0	0	0	0.0	0	0	0.0
2024	0	0	0.0	0	0	0.0	0	0	0.0
2025	0	0	0.0	0	0	0.0	0	0	0.0
2026	0	0	0.0	0	0	0.0	0	0	0.0
2027	0	0	0.0	0	0	0.0	0	0	0.0
2028	0	0	0.0	0	0	0.0	0	0	0.0
2029	0	0	0.0	0	0	0.0	0	0	0.0
2030	0	0	0.0	0	0	0.0	0	0	0.0
Total	16,862	0	749.9	16,862	0	749.9	19,307	0	859.1

Note: Probable reserves have not been adjusted for risk.

These data accompany the report of DeGolyer and MacNaughton and are subject to its specific conditions.

TABLE 56
PROJECTIONS of GROSS RESERVES
as of
DECEMBER 31, 2005
of
BLOCK – RINCON DE LOS SAUCES
AREA – SEÑAL PICADA
FIELD-SEGMENT – SEÑAL PICADA-CENTENARIO
for
REPSOL YPF
in
ARGENTINA

	Proved Developed			Total Proved			Proved plus Probable
Year	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)

2006	17	0	0.0	17	0	0.0	17	0	0.0
2007	11	0	0.0	11	0	0.0	11	0	0.0
2008	7	0	0.0	7	0	0.0	7	0	0.0
2009	5	0	0.0	5	0	0.0	5	0	0.0
2010	3	0	0.0	3	0	0.0	3	0	0.0

2011	2	0	0.0	2	0	0.0	2	0	0.0
2012	1	0	0.0	1	0	0.0	1	0	0.0
2013	0	0	0.0	0	0	0.0	0	0	0.0
2014	0	0	0.0	0	0	0.0	0	0	0.0
2015	0	0	0.0	0	0	0.0	0	0	0.0

2016	0	0	0.0	0	0	0.0	0	0	0.0
2017	0	0	0.0	0	0	0.0	0	0	0.0
2018	0	0	0.0	0	0	0.0	0	0	0.0
2019	0	0	0.0	0	0	0.0	0	0	0.0
2020	0	0	0.0	0	0	0.0	0	0	0.0

2021	0	0	0.0	0	0	0.0	0	0	0.0
2022	0	0	0.0	0	0	0.0	0	0	0.0
2023	0	0	0.0	0	0	0.0	0	0	0.0
2024	0	0	0.0	0	0	0.0	0	0	0.0
2025	0	0	0.0	0	0	0.0	0	0	0.0
2026	0	0	0.0	0	0	0.0	0	0	0.0
2027	0	0	0.0	0	0	0.0	0	0	0.0
2028	0	0	0.0	0	0	0.0	0	0	0.0
2029	0	0	0.0	0	0	0.0	0	0	0.0
2030	0	0	0.0	0	0	0.0	0	0	0.0
Total	46	0	0.0	46	0	0.0	46	0	0.0

Note: Probable reserves have not been adjusted for risk.

These data accompany the report of DeGolyer and MacNaughton and are subject to its specific conditions.

TABLE 57
PROJECTIONS of GROSS RESERVES
as of
DECEMBER 31, 2005
of
BLOCK – RINCON DE LOS SAUCES
AREA – SEÑAL PICADA
FIELD-SEGMENT – SEÑAL PICADA-QUINTUCO
for
REPSOL YPF
in
ARGENTINA

	Proved Developed			Total Proved			Proved plus Probable
Year	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)

2006	1,813	0	80.8	1,813	0	80.8	1,943	0	86.6
2007	1,725	0	76.9	1,725	0	76.9	1,865	0	83.2
2008	1,646	0	73.4	1,646	0	73.4	1,799	0	80.2
2009	1,562	0	69.7	1,562	0	69.7	1,728	0	77.1
2010	1,487	0	66.3	1,487	0	66.3	1,666	0	74.3

2011	1,415	0	63.1	1,415	0	63.1	1,609	0	71.8
2012	1,350	0	60.2	1,350	0	60.2	1,560	0	69.6
2013	1,281	0	57.1	1,281	0	57.1	1,506	0	67.2
2014	1,219	0	54.4	1,219	0	54.4	1,459	0	65.1
2015	1,160	0	51.7	1,160	0	51.7	1,415	0	63.1

2016	1,107	0	49.4	1,107	0	49.4	1,377	0	61.4
2017	1,051	0	46.9	1,051	0	46.9	1,334	0	59.5
2018	0	0	0.0	0	0	0.0	0	0	0.0
2019	0	0	0.0	0	0	0.0	0	0	0.0
2020	0	0	0.0	0	0	0.0	0	0	0.0

2021	0	0	0.0	0	0	0.0	0	0	0.0
2022	0	0	0.0	0	0	0.0	0	0	0.0
2023	0	0	0.0	0	0	0.0	0	0	0.0
2024	0	0	0.0	0	0	0.0	0	0	0.0
2025	0	0	0.0	0	0	0.0	0	0	0.0
2026	0	0	0.0	0	0	0.0	0	0	0.0
2027	0	0	0.0	0	0	0.0	0	0	0.0
2028	0	0	0.0	0	0	0.0	0	0	0.0
2029	0	0	0.0	0	0	0.0	0	0	0.0
2030	0	0	0.0	0	0	0.0	0	0	0.0
Total	16,816	0	749.9	16,816	0	749.9	19,261	0	859.1

Note: Probable reserves have not been adjusted for risk.

These data accompany the report of DeGolyer and MacNaughton and are subject to its specific conditions.

TABLE 58
PROJECTIONS of GROSS RESERVES
as of
DECEMBER 31, 2005
of
BLOCK – LOMA LA LATA
for
REPSOL YPF
in
ARGENTINA

	Proved Developed			Total Proved			Proved plus Probable
Year	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)

2006	5,004	0	318,815.4	5,235	0	334,189.9	5,645	0	360,956.5
2007	4,174	0	273,333.0	4,722	0	304,871.2	5,207	0	341,193.5
2008	3,414	0	229,024.4	4,067	0	270,382.5	4,677	0	317,889.3
2009	2,837	0	193,894.3	3,501	0	233,697.6	4,150	0	288,320.7
2010	2,388	0	166,020.6	3,066	0	205,715.4	3,696	0	268,871.4

2011	2,012	0	142,085.6	2,579	0	175,329.3	3,183	0	231,846.7
2012	1,745	0	125,010.8	2,179	0	151,465.1	2,753	0	203,542.8
2013	1,484	0	107,646.5	1,816	0	128,745.8	2,364	0	177,829.7
2014	961	0	62,773.1	1,533	0	111,023.8	2,051	0	156,971.2
2015	360	0	5,665.3	1,279	0	93,395.3	1,804	0	140,196.1

2016	335	0	4,674.5	1,102	0	80,055.3	1,616	0	125,905.9
2017	311	0	3,861.4	950	0	68,358.5	1,455	0	113,433.0
2018	286	0	2,948.6	819	0	57,550.5	1,315	0	101,968.4
2019	266	0	2,461.1	709	0	48,846.4	1,194	0	93,013.5
2020	248	0	2,059.6	620	0	42,147.8	1,087	0	85,324.3

2021	229	0	1,702.3	539	0	36,349.0	993	0	78,935.8
2022	214	0	1,429.2	464	0	31,495.2	906	0	74,384.2
2023	199	0	1,197.3	415	0	28,027.5	843	0	70,644.0
2024	186	0	1,010.7	370	0	24,544.3	789	0	67,384.1
2025	173	0	850.1	332	0	21,806.5	741	0	64,699.5
2026	162	0	715.1	299	0	19,342.6	702	0	62,510.2
2027	151	0	553.9	269	0	17,062.0	666	0	60,708.4
2028	0	0	0.0	0	0	0.0	0	0	0.0
2029	0	0	0.0	0	0	0.0	0	0	0.0
2030	0	0	0.0	0	0	0.0	0	0	0.0
Total	27,139	0	1,647,732.8	36,865	0	2,484,401.5	47,837	0	3,486,529.2

Note:  Probable reserves have not been adjusted for risk.

These data accompany the report of DeGolyer and MacNaughton and are subject to its specific conditions.

TABLE 59
PROJECTIONS of GROSS RESERVES
as of
DECEMBER 31, 2005
of
BLOCK – LOMA LA LATA
AREA – AGUADA TOLEDO-SIERRA BARROSA
for
REPSOL YPF
in
ARGENTINA

	Proved Developed			Total Proved			Proved plus Probable
Year	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)

2006	746	0	35,456.5	778	0	42,925.3	778	0	49,106.3
2007	684	0	27,078.8	779	0	38,698.5	779	0	51,115.3
2008	631	0	20,457.3	788	0	33,858.3	788	0	49,580.1
2009	579	0	15,639.1	711	0	25,819.4	711	0	39,633.7
2010	534	0	12,152.5	647	0	19,616.3	647	0	31,054.5

2011	492	0	9,539.5	586	0	15,005.4	586	0	24,432.2
2012	456	0	7,561.4	538	0	11,569.3	538	0	19,293.6
2013	420	0	5,971.2	490	0	8,968.1	490	0	15,251.3
2014	390	0	4,729.1	446	0	6,985.7	446	0	11,935.8
2015	359	0	3,807.2	409	0	5,531.7	409	0	9,530.4

2016	334	0	3,053.4	378	0	4,276.2	378	0	7,477.6
2017	310	0	2,455.3	347	0	3,266.1	347	0	5,815.2
2018	285	0	1,723.6	316	0	1,958.6	316	0	3,802.5
2019	265	0	1,393.9	290	0	1,526.3	290	0	3,041.2
2020	247	0	1,128.2	266	0	1,183.8	266	0	2,433.2

2021	229	0	908.6	242	0	908.6	242	0	1,945.1
2022	214	0	737.5	214	0	737.5	214	0	1,468.0
2023	199	0	594.6	199	0	594.6	199	0	1,114.1
2024	186	0	484.4	186	0	484.4	186	0	837.3
2025	173	0	392.9	173	0	392.9	173	0	637.1
2026	162	0	316.7	162	0	316.7	162	0	457.9
2027	151	0	234.4	151	0	234.4	151	0	389.4
2028	0	0	0.0	0	0	0.0	0	0	0.0
2029	0	0	0.0	0	0	0.0	0	0	0.0
2030	0	0	0.0	0	0	0.0	0	0	0.0
Total	8,046	0	155,816.1	9,096	0	224,858.1	9,096	0	330,351.8
Note:  Probable reserves have not been adjusted for risk.

These data accompany the report of DeGolyer and MacNaughton and are subject to its specific conditions.

TABLE 60
PROJECTIONS of GROSS RESERVES
as of
DECEMBER 31, 2005
of
BLOCK – LOMA LA LATA
AREA –  TOLEDO-SIERRA BARROSA
FIELD-SEGMENT – AGUADA TOLEDO-SIERRA BARROSA
for
REPSOL YPF
in
ARGENTINA

	Proved Developed			Total Proved			Proved plus Probable
Year	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)

2006	732	0	20,065.8	764	0	20,065.8	764	0	24,448.3
2007	672	0	16,294.2	767	0	16,294.2	767	0	22,004.6
2008	620	0	13,260.7	777	0	13,260.7	777	0	18,702.6
2009	569	0	10,735.7	701	0	10,735.7	701	0	14,962.8
2010	525	0	8,719.2	638	0	8,719.2	638	0	11,971.7

2011	485	0	7,080.6	579	0	7,080.6	579	0	9,577.3
2012	449	0	5,763.4	531	0	5,763.4	531	0	7,659.8
2013	414	0	4,665.1	484	0	4,665.1	484	0	6,127.1
2014	384	0	3,785.7	440	0	3,785.7	440	0	4,901.7
2015	356	0	3,075.9	406	0	3,075.9	406	0	3,923.5

2016	331	0	2,503.8	375	0	2,503.8	375	0	3,139.5
2017	307	0	2,027.1	344	0	2,027.1	344	0	2,510.9
2018	285	0	1,645.7	316	0	1,645.7	316	0	2,009.4
2019	265	0	1,338.4	290	0	1,338.4	290	0	1,606.8
2020	247	0	1,087.7	266	0	1,087.7	266	0	1,285.5

2021	229	0	879.3	242	0	879.3	242	0	1,084.2
2022	214	0	716.9	214	0	716.9	214	0	865.2
2023	199	0	579.2	199	0	579.2	199	0	692.2
2024	186	0	473.2	186	0	473.2	186	0	554.4
2025	173	0	384.9	173	0	384.9	173	0	445.0
2026	162	0	310.8	162	0	310.8	162	0	353.1
2027	151	0	229.5	151	0	229.5	151	0	317.8
2028	0	0	0.0	0	0	0.0	0	0	0.0
2029	0	0	0.0	0	0	0.0	0	0	0.0
2030	0	0	0.0	0	0	0.0	0	0	0.0
Total	7,955	0	105,622.8	9,005	0	105,622.8	9,005	0	139,143.4

Note: Probable reserves have not been adjusted for risk.

These data accompany the report of DeGolyer and MacNaughton and are subject to its specific conditions.

TABLE 61
PROJECTIONS of GROSS RESERVES
as of
DECEMBER 31, 2005
of
BLOCK – LOMA LA LATA
AREA – AGUADA TOLEDO-SIERRA BARROSA
FIELD-SEGMENT – BARROSA NORTE
for
REPSOL YPF
in
ARGENTINA

	Proved Developed			Total Proved			Proved plus Probable
Year	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)

2006	0	0	1,154.4	0	0	3,097.1	0	0	3,097.1
2007	0	0	928.8	0	0	4,069.3	0	0	4,069.3
2008	0	0	748.7	0	0	4,732.9	0	0	4,732.9
2009	0	0	600.3	0	0	3,628.6	0	0	3,628.6
2010	0	0	483.1	0	0	2,764.4	0	0	2,764.4

2011	0	0	388.8	0	0	2,108.3	0	0	2,108.3
2012	0	0	313.2	0	0	1,603.3	0	0	1,603.3
2013	0	0	251.4	0	0	1,223.7	0	0	1,223.7
2014	0	0	202.4	0	0	935.5	0	0	935.5
2015	0	0	162.8	0	0	710.9	0	0	710.9

2016	0	0	131.4	0	0	451.7	0	0	451.7
2017	0	0	97.5	0	0	219.7	0	0	219.7
2018	0	0	0.0	0	0	0.0	0	0	0.0
2019	0	0	0.0	0	0	0.0	0	0	0.0
2020	0	0	0.0	0	0	0.0	0	0	0.0

2021	0	0	0.0	0	0	0.0	0	0	0.0
2022	0	0	0.0	0	0	0.0	0	0	0.0
2023	0	0	0.0	0	0	0.0	0	0	0.0
2024	0	0	0.0	0	0	0.0	0	0	0.0
2025	0	0	0.0	0	0	0.0	0	0	0.0
2026	0	0	0.0	0	0	0.0	0	0	0.0
2027	0	0	0.0	0	0	0.0	0	0	0.0
2028	0	0	0.0	0	0	0.0	0	0	0.0
2029	0	0	0.0	0	0	0.0	0	0	0.0
2030	0	0	0.0	0	0	0.0	0	0	0.0
Total	0	0	5,462.8	0	0	25,545.4	0	0	25,545.4

Note: Probable reserves have not been adjusted for risk.

These data accompany the report of DeGolyer and MacNaughton and are subject to its specific conditions.

TABLE 62
PROJECTIONS of GROSS RESERVES
as of
DECEMBER 31, 2005
of
BLOCK – LOMA LA LATA
AREA – AGUADA TOLEDO-SIERRA BARROSA
FIELD-SEGMENT – BARROSA OESTE
for
REPSOL YPF
in
ARGENTINA

	Proved Developed			Total Proved			Proved plus Probable
Year	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)

2006	10	0	196.0	10	0	894.5	10	0	1,418.2
2007	9	0	177.3	9	0	1,707.1	9	0	2,982.0
2008	8	0	161.4	8	0	1,436.2	8	0	2,711.1
2009	7	0	145.8	7	0	1,420.7	7	0	2,695.6
2010	6	0	132.4	6	0	1,215.2	6	0	2,297.9

2011	5	0	120.1	5	0	1,042.1	5	0	1,908.4
2012	5	0	109.1	5	0	891.3	5	0	1,582.8
2013	4	0	98.5	4	0	762.1	4	0	1,314.1
2014	4	0	89.3	4	0	655.1	4	0	1,095.5
2015	3	0	80.9	3	0	604.9	3	0	957.7

2016	3	0	73.8	3	0	520.9	3	0	835.2
2017	3	0	66.7	3	0	429.8	3	0	688.3
2018	0	0	0.0	0	0	0.0	0	0	0.0
2019	0	0	0.0	0	0	0.0	0	0	0.0
2020	0	0	0.0	0	0	0.0	0	0	0.0
2021	0	0	0.0	0	0	0.0	0	0	0.0
2022	0	0	0.0	0	0	0.0	0	0	0.0
2023	0	0	0.0	0	0	0.0	0	0	0.0
2024	0	0	0.0	0	0	0.0	0	0	0.0
2025	0	0	0.0	0	0	0.0	0	0	0.0
2026	0	0	0.0	0	0	0.0	0	0	0.0
2027	0	0	0.0	0	0	0.0	0	0	0.0
2028	0	0	0.0	0	0	0.0	0	0	0.0
2029	0	0	0.0	0	0	0.0	0	0	0.0
2030	0	0	0.0	0	0	0.0	0	0	0.0
Total	67	0	1,451.3	67	0	11,579.9	67	0	20,486.8

Note: Probable reserves have not been adjusted for risk.

These data accompany the report of DeGolyer and MacNaughton and are subject to its specific conditions.

TABLE 63
PROJECTIONS of GROSS RESERVES
as of
DECEMBER 31, 2005
of
BLOCK – LOMA LA LATA
AREA – AGUADA TOLEDO-SIERRA BARROSA
FIELD-SEGMENT – CUPEN MAHUIDA-PRECUYANO
for
REPSOL YPF
in
ARGENTINA

	Proved Developed			Total Proved			Proved plus Probable
Year	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)

2006	0	0	9,884.8	0	0	13,770.4	0	0	13,770.4
2007	0	0	5,942.7	0	0	12,044.0	0	0	14,843.6
2008	0	0	3,672.5	0	0	11,284.7	0	0	15,716.8
2009	0	0	2,312.5	0	0	7,856.0	0	0	13,359.3
2010	0	0	1,495.2	0	0	5,381.1	0	0	10,687.4

2011	0	0	987.0	0	0	3,672.8	0	0	8,549.9
2012	0	0	664.3	0	0	2,508.4	0	0	6,840.0
2013	0	0	452.0	0	0	1,751.9	0	0	5,471.9
2014	0	0	311.9	0	0	1,228.4	0	0	4,377.6
2015	0	0	218.3	0	0	864.4	0	0	3,502.0

2016	0	0	154.4	0	0	609.8	0	0	2,801.8
2017	0	0	109.3	0	0	434.8	0	0	2,241.6
2018	0	0	77.9	0	0	312.9	0	0	1,793.1
2019	0	0	55.5	0	0	187.9	0	0	1,434.4
2020	0	0	40.5	0	0	96.1	0	0	1,147.7

2021	0	0	29.3	0	0	29.3	0	0	860.9
2022	0	0	20.6	0	0	20.6	0	0	602.8
2023	0	0	15.4	0	0	15.4	0	0	421.9
2024	0	0	11.2	0	0	11.2	0	0	282.9
2025	0	0	8.0	0	0	8.0	0	0	192.1
2026	0	0	5.9	0	0	5.9	0	0	104.8
2027	0	0	4.9	0	0	4.9	0	0	71.6
2028	0	0	0.0	0	0	0.0	0	0	0.0
2029	0	0	0.0	0	0	0.0	0	0	0.0
2030	0	0	0.0	0	0	0.0	0	0	0.0
Total	0	0	26,474.1	0	0	62,098.9	0	0	109,074.5

Note: Probable reserves have not been adjusted for risk.

These data accompany the report of DeGolyer and MacNaughton and are subject to its specific conditions.

TABLE 64
PROJECTIONS of GROSS RESERVES
as of
DECEMBER 31, 2005
of
BLOCK – LOMA LA LATA
AREA – AGUADA TOLEDO-SIERRA BARROSA
FIELD-SEGMENT – CUPEN MAHUIDA NORTE-PRECUYANO
for
REPSOL YPF
in
ARGENTINA

	Proved Developed			Total Proved			Proved plus Probable
Year	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)

2006	0	0	1,062.8	0	0	2,004.8	0	0	2,004.8
2007	0	0	730.3	0	0	1,288.4	0	0	2,497.2
2008	0	0	503.0	0	0	822.5	0	0	2,900.6
2009	0	0	344.4	0	0	526.3	0	0	1,982.8
2010	0	0	236.8	0	0	340.9	0	0	1,360.7

2011	0	0	162.8	0	0	222.1	0	0	934.6
2012	0	0	112.1	0	0	146.0	0	0	645.4
2013	0	0	76.8	0	0	96.4	0	0	445.7
2014	0	0	52.7	0	0	63.9	0	0	308.4
2015	0	0	36.3	0	0	42.6	0	0	203.3

2016	0	0	0.0	0	0	0.0	0	0	59.4
2017	0	0	0.0	0	0	0.0	0	0	0.0
2018	0	0	0.0	0	0	0.0	0	0	0.0
2019	0	0	0.0	0	0	0.0	0	0	0.0
2020	0	0	0.0	0	0	0.0	0	0	0.0

2021	0	0	0.0	0	0	0.0	0	0	0.0
2022	0	0	0.0	0	0	0.0	0	0	0.0
2023	0	0	0.0	0	0	0.0	0	0	0.0
2024	0	0	0.0	0	0	0.0	0	0	0.0
2025	0	0	0.0	0	0	0.0	0	0	0.0
2026	0	0	0.0	0	0	0.0	0	0	0.0
2027	0	0	0.0	0	0	0.0	0	0	0.0
2028	0	0	0.0	0	0	0.0	0	0	0.0
2029	0	0	0.0	0	0	0.0	0	0	0.0
2030	0	0	0.0	0	0	0.0	0	0	0.0
Total	0	0	3,318.0	0	0	5,553.9	0	0	13,342.9
Note: Probable reserves have not been adjusted for risk.

These data accompany the report of DeGolyer and MacNaughton and are subject to its specific conditions.

TABLE 65
PROJECTIONS of GROSS RESERVES
as of
DECEMBER 31, 2005
of
BLOCK – LOMA LA LATA
AREA – AGUADA TOLEDO-SIERRA BARROSA
FIELD-SEGMENT – CUPEN-CENTENARIO
for
REPSOL YPF
in
ARGENTINA

	Proved Developed			Total Proved			Proved plus Probable
Year	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)

2006	0	0	1,418.0	0	0	1,418.0	0	0	1,418.0
2007	0	0	1,680.0	0	0	1,970.0	0	0	2,436.1
2008	0	0	1,054.8	0	0	1,265.1	0	0	3,040.4
2009	0	0	660.1	0	0	811.8	0	0	1,622.9
2010	0	0	412.1	0	0	521.8	0	0	893.6

2011	0	0	258.5	0	0	337.8	0	0	508.2
2012	0	0	160.6	0	0	218.2	0	0	296.6
2013	0	0	73.3	0	0	114.8	0	0	133.1
2014	0	0	0.0	0	0	30.0	0	0	30.0
2015	0	0	0.0	0	0	0.0	0	0	0.0

2016	0	0	0.0	0	0	0.0	0	0	0.0
2017	0	0	0.0	0	0	0.0	0	0	0.0
2018	0	0	0.0	0	0	0.0	0	0	0.0
2019	0	0	0.0	0	0	0.0	0	0	0.0
2020	0	0	0.0	0	0	0.0	0	0	0.0

2021	0	0	0.0	0	0	0.0	0	0	0.0
2022	0	0	0.0	0	0	0.0	0	0	0.0
2023	0	0	0.0	0	0	0.0	0	0	0.0
2024	0	0	0.0	0	0	0.0	0	0	0.0
2025	0	0	0.0	0	0	0.0	0	0	0.0
2026	0	0	0.0	0	0	0.0	0	0	0.0
2027	0	0	0.0	0	0	0.0	0	0	0.0
2028	0	0	0.0	0	0	0.0	0	0	0.0
2029	0	0	0.0	0	0	0.0	0	0	0.0
2030	0	0	0.0	0	0	0.0	0	0	0.0
Total	0	0	5,717.4	0	0	6,687.5	0	0	10,378.9

Note: Probable reserves have not been adjusted for risk.

These data accompany the report of DeGolyer and MacNaughton and are subject to its specific conditions.

TABLE 66
PROJECTIONS of GROSS RESERVES
as of
DECEMBER 31, 2005
of
BLOCK – LOMA LA LATA
AREA – AGUADA TOLEDO-SIERRA BARROSA
FIELD-SEGMENT – EL CORDON-LAJAS
for
REPSOL YPF
in
ARGENTINA

	Proved Developed			Total Proved			Proved plus Probable
Year	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)

2006	0	0	0.0	0	0	0.0	0	0	0.0
2007	0	0	0.0	0	0	0.0	0	0	0.0
2008	0	0	0.0	0	0	0.0	0	0	0.0
2009	0	0	0.0	0	0	0.0	0	0	0.0
2010	0	0	0.0	0	0	0.0	0	0	0.0

2011	0	0	0.0	0	0	0.0	0	0	0.0
2012	0	0	0.0	0	0	0.0	0	0	0.0
2013	0	0	0.0	0	0	0.0	0	0	0.0
2014	0	0	0.0	0	0	0.0	0	0	0.0
2015	0	0	0.0	0	0	0.0	0	0	0.0

2016	0	0	0.0	0	0	0.0	0	0	0.0
2017	0	0	0.0	0	0	0.0	0	0	0.0
2018	0	0	0.0	0	0	0.0	0	0	0.0
2019	0	0	0.0	0	0	0.0	0	0	0.0
2020	0	0	0.0	0	0	0.0	0	0	0.0

2021	0	0	0.0	0	0	0.0	0	0	0.0
2022	0	0	0.0	0	0	0.0	0	0	0.0
2023	0	0	0.0	0	0	0.0	0	0	0.0
2024	0	0	0.0	0	0	0.0	0	0	0.0
2025	0	0	0.0	0	0	0.0	0	0	0.0
2026	0	0	0.0	0	0	0.0	0	0	0.0
2027	0	0	0.0	0	0	0.0	0	0	0.0
2028	0	0	0.0	0	0	0.0	0	0	0.0
2029	0	0	0.0	0	0	0.0	0	0	0.0
2030	0	0	0.0	0	0	0.0	0	0	0.0
Total	0	0	0.0	0	0	0.0	0	0	0.0

Note: Probable reserves have not been adjusted for risk.

These data accompany the report of DeGolyer and MacNaughton and are subject to its specific conditions.

TABLE 67
PROJECTIONS of GROSS RESERVES
as of
DECEMBER 31, 2005
of
BLOCK – LOMA LA LATA
AREA – AGUADA TOLEDO-SIERRA BARROSA
FIELD-SEGMENT – EL CORDON-LOTENA
for
REPSOL YPF
in
ARGENTINA

	Proved Developed			Total Proved			Proved plus Probable
Year	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)

2006	0	0	0.0	0	0	0.0	0	0	0.0
2007	0	0	0.0	0	0	0.0	0	0	0.0
2008	0	0	0.0	0	0	0.0	0	0	0.0
2009	0	0	0.0	0	0	0.0	0	0	0.0
2010	0	0	0.0	0	0	0.0	0	0	0.0

2011	0	0	0.0	0	0	0.0	0	0	0.0
2012	0	0	0.0	0	0	0.0	0	0	0.0
2013	0	0	0.0	0	0	0.0	0	0	0.0
2014	0	0	0.0	0	0	0.0	0	0	0.0
2015	0	0	0.0	0	0	0.0	0	0	0.0

2016	0	0	0.0	0	0	0.0	0	0	0.0
2017	0	0	0.0	0	0	0.0	0	0	0.0
2018	0	0	0.0	0	0	0.0	0	0	0.0
2019	0	0	0.0	0	0	0.0	0	0	0.0
2020	0	0	0.0	0	0	0.0	0	0	0.0

2021	0	0	0.0	0	0	0.0	0	0	0.0
2022	0	0	0.0	0	0	0.0	0	0	0.0
2023	0	0	0.0	0	0	0.0	0	0	0.0
2024	0	0	0.0	0	0	0.0	0	0	0.0
2025	0	0	0.0	0	0	0.0	0	0	0.0
2026	0	0	0.0	0	0	0.0	0	0	0.0
2027	0	0	0.0	0	0	0.0	0	0	0.0
2028	0	0	0.0	0	0	0.0	0	0	0.0
2029	0	0	0.0	0	0	0.0	0	0	0.0
2030	0	0	0.0	0	0	0.0	0	0	0.0
Total	0	0	0.0	0	0	0.0	0	0	0.0

Note: Probable reserves have not been adjusted for risk.

These data accompany the report of DeGolyer and MacNaughton and are subject to its specific conditions.

TABLE 68
PROJECTIONS of GROSS RESERVES
as of
DECEMBER 31, 2005
of
BLOCK – LOMA LA LATA
AREA – AGUADA TOLEDO-SIERRA BARROSA
FIELD-SEGMENT – EL TRIANGULO
for
REPSOL YPF
in
ARGENTINA

	Proved Developed			Total Proved			Proved plus Probable
Year	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)

2006	4	0	1,674.7	4	0	1,674.7	4	0	1,674.7
2007	3	0	1,325.5	3	0	1,325.5	3	0	1,325.5
2008	3	0	1,056.2	3	0	1,056.2	3	0	1,056.2
2009	3	0	840.3	3	0	840.3	3	0	840.3
2010	3	0	673.7	3	0	673.7	3	0	673.7

2011	2	0	541.7	2	0	541.7	2	0	541.7
2012	2	0	438.7	2	0	438.7	2	0	438.7
2013	2	0	354.1	2	0	354.1	2	0	354.1
2014	2	0	287.1	2	0	287.1	2	0	287.1
2015	0	0	233.0	0	0	233.0	0	0	233.0

2016	0	0	190.0	0	0	190.0	0	0	190.0
2017	0	0	154.7	0	0	154.7	0	0	154.7
2018	0	0	0.0	0	0	0.0	0	0	0.0
2019	0	0	0.0	0	0	0.0	0	0	0.0
2020	0	0	0.0	0	0	0.0	0	0	0.0

2021	0	0	0.0	0	0	0.0	0	0	0.0
2022	0	0	0.0	0	0	0.0	0	0	0.0
2023	0	0	0.0	0	0	0.0	0	0	0.0
2024	0	0	0.0	0	0	0.0	0	0	0.0
2025	0	0	0.0	0	0	0.0	0	0	0.0
2026	0	0	0.0	0	0	0.0	0	0	0.0
2027	0	0	0.0	0	0	0.0	0	0	0.0
2028	0	0	0.0	0	0	0.0	0	0	0.0
2029	0	0	0.0	0	0	0.0	0	0	0.0
2030	0	0	0.0	0	0	0.0	0	0	0.0

Total	24	0	7,769.7	24	0	7,769.7	24	0	7,769.7

Note:  Probable reserves have not been adjusted for risk.

These data accompany the report of DeGolyer and MacNaughton and are subject to its specific conditions.

TABLE 69
PROJECTIONS of GROSS RESERVES
as of
DECEMBER 31, 2005
of
BLOCK – LOMA LA LATA
AREA – AGUADA TOLEDO-SIERRA BARROSA
FIELD-SEGMENT – SIERRA BARROSA ESTE
for
REPSOL YPF
in
ARGENTINA

	Proved Developed			Total Proved			Proved plus Probable
Year	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)

2006	0	0	0.0	0	0	0.0	0	0	1,274.8
2007	0	0	0.0	0	0	0.0	0	0	957.0
2008	0	0	0.0	0	0	0.0	0	0	719.5
2009	0	0	0.0	0	0	0.0	0	0	541.4
2010	0	0	0.0	0	0	0.0	0	0	405.1

2011	0	0	0.0	0	0	0.0	0	0	303.8
2012	0	0	0.0	0	0	0.0	0	0	227.0
2013	0	0	0.0	0	0	0.0	0	0	181.6
2014	0	0	0.0	0	0	0.0	0	0	0.0
2015	0	0	0.0	0	0	0.0	0	0	0.0

2016	0	0	0.0	0	0	0.0	0	0	0.0
2017	0	0	0.0	0	0	0.0	0	0	0.0
2018	0	0	0.0	0	0	0.0	0	0	0.0
2019	0	0	0.0	0	0	0.0	0	0	0.0
2020	0	0	0.0	0	0	0.0	0	0	0.0

2021	0	0	0.0	0	0	0.0	0	0	0.0
2022	0	0	0.0	0	0	0.0	0	0	0.0
2023	0	0	0.0	0	0	0.0	0	0	0.0
2024	0	0	0.0	0	0	0.0	0	0	0.0
2025	0	0	0.0	0	0	0.0	0	0	0.0
2026	0	0	0.0	0	0	0.0	0	0	0.0
2027	0	0	0.0	0	0	0.0	0	0	0.0
2028	0	0	0.0	0	0	0.0	0	0	0.0
2029	0	0	0.0	0	0	0.0	0	0	0.0
2030	0	0	0.0	0	0	0.0	0	0	0.0

Total	0	0	0.0	0	0	0.0	0	0	4,610.2
Note:  Probable reserves have not been adjusted for risk.

These data accompany the report of DeGolyer and MacNaughton and are subject to its specific conditions.

TABLE 70
PROJECTIONS of GROSS RESERVES
as of
DECEMBER 31, 2005
of
BLOCK – LOMA LA LATA
AREA – LOMA LA LATA
for
REPSOL YPF
in
ARGENTINA

	Proved Developed			Total Proved			Proved plus Probable
Year	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)

2006	4,258	0	283,358.9	4,457	0	291,264.6	4,867	0	311,850.2
2007	3,490	0	246,254.2	3,943	0	266,172.7	4,428	0	290,078.2
2008	2,783	0	208,567.1	3,279	0	236,524.2	3,889	0	268,309.2
2009	2,258	0	178,255.2	2,790	0	207,878.2	3,439	0	248,687.0
2010	1,854	0	153,868.1	2,419	0	186,099.1	3,049	0	237,816.9

2011	1,520	0	132,546.1	1,993	0	160,323.9	2,597	0	207,414.5
2012	1,289	0	117,449.4	1,641	0	139,895.8	2,215	0	184,249.2
2013	1,064	0	101,675.3	1,326	0	119,777.7	1,874	0	162,578.4
2014	571	0	58,044.0	1,087	0	104,038.1	1,605	0	145,035.4
2015	1	0	1,858.1	870	0	87,863.6	1,395	0	130,665.7

2016	1	0	1,621.1	724	0	75,779.1	1,238	0	118,428.3
2017	1	0	1,406.1	603	0	65,092.4	1,108	0	107,617.8
2018	1	0	1,225.0	503	0	55,591.9	999	0	98,165.9
2019	1	0	1,067.2	419	0	47,320.1	904	0	89,972.3
2020	1	0	931.4	354	0	40,964.0	821	0	82,891.1

2021	0	0	793.7	297	0	35,440.4	751	0	76,990.7
2022	0	0	691.7	250	0	30,757.7	692	0	72,916.2
2023	0	0	602.7	216	0	27,432.9	644	0	69,529.9
2024	0	0	526.3	184	0	24,059.9	603	0	66,546.8
2025	0	0	457.2	159	0	21,413.6	568	0	64,062.4
2026	0	0	398.4	137	0	19,025.9	540	0	62,052.3
2027	0	0	319.5	118	0	16,827.6	515	0	60,319.0
2028	0	0	0.0	0	0	0.0	0	0	0.0
2029	0	0	0.0	0	0	0.0	0	0	0.0
2030	0	0	0.0	0	0	0.0	0	0	0.0
Total	19,093	0	1,491,916.7	27,769	0	2,259,543.4	38,741	0	3,156,177.4

Note: Probable reserves have not been adjusted for risk.

These data accompany the report of DeGolyer and MacNaughton and are subject to its specific conditions.

TABLE 71
PROJECTIONS of GROSS RESERVES
as of
DECEMBER 31, 2005
of
BLOCK – LOMA LA LATA
AREA – LOMA LA LATA
FIELD-SEGMENT – BARR. COLORADOS-SIERRAS BLANCAS
for
REPSOL YPF
in
ARGENTINA

	Proved Developed			Total Proved			Proved plus Probable
Year	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)

2006	5	0	180.1	5	0	180.1	28	0	954.2
2007	4	0	151.9	4	0	151.9	41	0	1,583.5
2008	4	0	127.1	4	0	127.1	55	0	2,121.0
2009	3	0	109.5	3	0	109.5	66	0	2,580.4
2010	3	0	91.8	3	0	91.8	56	0	2,191.6

2011	2	0	77.7	2	0	77.7	48	0	1,859.7
2012	2	0	67.1	2	0	67.1	40	0	1,573.3
2013	2	0	56.5	2	0	56.5	34	0	1,330.0
2014	1	0	49.4	1	0	49.4	29	0	1,131.8
2015	1	0	42.4	1	0	42.4	25	0	965.5

2016	1	0	35.3	1	0	35.3	21	0	821.1
2017	1	0	28.3	1	0	28.3	18	0	696.4
2018	1	0	24.7	1	0	24.7	15	0	586.9
2019	1	0	21.2	1	0	21.2	13	0	498.3
2020	1	0	17.7	1	0	17.7	11	0	430.8

2021	0	0	0.0	0	0	0.0	9	0	360.9
2022	0	0	0.0	0	0	0.0	7	0	255.0
2023	0	0	0.0	0	0	0.0	4	0	159.3
2024	0	0	0.0	0	0	0.0	2	0	70.3
2025	0	0	0.0	0	0	0.0	0	0	0.0
2026	0	0	0.0	0	0	0.0	0	0	0.0
2027	0	0	0.0	0	0	0.0	0	0	0.0
2028	0	0	0.0	0	0	0.0	0	0	0.0
2029	0	0	0.0	0	0	0.0	0	0	0.0
2030	0	0	0.0	0	0	0.0	0	0	0.0
Total	32	0	1,080.7	32	0	1,080.7	522	0	20,170.0

Note: Probable reserves have not been adjusted for risk.

These data accompany the report of DeGolyer and MacNaughton and are subject to its specific conditions.

TABLE 72
PROJECTION of GROSS RESERVES
as of
DECEMBER 31, 2005
of
BLOCK – LOMA LA LATA
AREA – LOMA LA LATA
FIELD-SEGMENT – QUINTUCO
for
REPSOL YPF
in
ARGENTINA

	Proved Developed			Total Proved			Proved plus Probable
Year	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)

2006	197	0	163.7	197	0	163.7	220	0	172.8
2007	103	0	85.7	103	0	85.7	169	0	111.8
2008	54	0	45.1	54	0	45.1	157	0	85.9
2009	28	0	23.6	28	0	23.6	140	0	67.9
2010	15	0	12.1	15	0	12.1	110	0	50.0

2011	8	0	6.4	8	0	6.4	89	0	38.5
2012	4	0	2.9	4	0	2.9	73	0	30.3
2013	1	0	0.4	1	0	0.4	60	0	23.7
2014	0	0	0.0	0	0	0.0	50	0	19.8
2015	0	0	0.0	0	0	0.0	43	0	16.9

2016	0	0	0.0	0	0	0.0	36	0	14.4
2017	0	0	0.0	0	0	0.0	31	0	12.3
2018	0	0	0.0	0	0	0.0	27	0	10.5
2019	0	0	0.0	0	0	0.0	20	0	7.8
2020	0	0	0.0	0	0	0.0	11	0	4.4

2021	0	0	0.0	0	0	0.0	4	0	0.5
2022	0	0	0.0	0	0	0.0	0	0	0.0
2023	0	0	0.0	0	0	0.0	0	0	0.0
2024	0	0	0.0	0	0	0.0	0	0	0.0
2025	0	0	0.0	0	0	0.0	0	0	0.0
2026	0	0	0.0	0	0	0.0	0	0	0.0
2027	0	0	0.0	0	0	0.0	0	0	0.0
2028	0	0	0.0	0	0	0.0	0	0	0.0
2029	0	0	0.0	0	0	0.0	0	0	0.0
2030	0	0	0.0	0	0	0.0	0	0	0.0
Total	410	0	339.9	410	0	339.9	1,240	0	667.5

Note: Probable reserves have not been adjusted for risk

These data accompany the report of DeGolyer and MacNaughton and are subject to its specific conditions.

TABLE 73
PROJECTION of GROSS RESERVES
as of
DECEMBER 31, 2005
of
BLOCK – LOMA LA LATA
AREA – LOMA LA LATA
FIELD-SEGMENT – SIERRAS BLANCAS
for
REPSOL YPF
in
ARGENTINA

	Proved Developed			Total Proved			Proved plus Probable
Year	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)

2006	4,056	0	276,736.8	4,255	0	282,116.8	4,619	0	299,393.5
2007	3,383	0	240,546.2	3,836	0	253,676.9	4,218	0	271,862.6
2008	2,725	0	203,616.6	3,221	0	219,103.0	3,677	0	243,170.5
2009	2,227	0	173,970.8	2,759	0	191,849.3	3,233	0	218,240.5
2010	1,836	0	150,147.4	2,401	0	170,539.1	2,883	0	198,713.9

2011	1,510	0	129,310.6	1,983	0	147,680.1	2,460	0	177,076.2
2012	1,283	0	114,626.4	1,635	0	129,322.0	2,102	0	159,118.7
2013	1,061	0	99,226.9	1,323	0	110,983.4	1,780	0	141,737.3
2014	570	0	55,910.9	1,086	0	96,679.9	1,526	0	127,687.7
2015	0	0	0.0	869	0	87,711.8	1,327	0	116,344.1

2016	0	0	0.0	723	0	70,700.9	1,181	0	106,677.7
2017	0	0	0.0	602	0	61,176.4	1,059	0	98,427.8
2018	0	0	0.0	502	0	52,898.8	957	0	91,379.9
2019	0	0	0.0	418	0	45,668.9	871	0	85,357.8
2020	0	0	0.0	353	0	39,811.6	799	0	80,216.2

2021	0	0	0.0	297	0	34,646.7	738	0	75,835.6
2022	0	0	0.0	250	0	30,066.0	685	0	71,969.5
2023	0	0	0.0	216	0	26,830.2	640	0	68,767.9
2024	0	0	0.0	184	0	23,533.6	601	0	65,950.2
2025	0	0	0.0	159	0	20,956.4	568	0	63,605.2
2026	0	0	0.0	137	0	18,627.5	540	0	61,653.9
2027	0	0	0.0	118	0	16,508.1	515	0	59,999.5
2028	0	0	0.0	0	0	0.0	0	0	0.0
2029	0	0	0.0	0	0	0.0	0	0	0.0
2030	0	0	0.0	0	0	0.0	0	0	0.0
Total	18,651	0	1,444,092.6	27,327	0	2,125,087.4	36,979	0	2,883,186.2

Note: Probable reserves have not been adjusted for risk

These data accompany the report of DeGolyer and MacNaughton and are subject to its specific conditions.

TABLE 74
PROJECTIONS of GROSS RESERVES
as of
DECEMBER 31, 2005
of
BLOCK – LOMA LA LATA
AREA – LOMA LA LATA
FIELD-SEGMENT – LOTENA
for
REPSOL YPF
in
ARGENTINA

	Proved Developed			Total Proved			Proved plus Probable
Year	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)	Oil, Condensate, and Nat. Gasoline (Mbbl)	LPG (Mbbl)	Marketable Gas (MMcf)

2006	0	0	6,278.3	0	0	8,804.0	0	0	11,329.7
2007	0	0	5,470.4	0	0	12,258.2	0	0	16,520.3
2008	0	0	4,778.3	0	0	17,249.0	0	0	22,931.8
2009	0	0	4,151.3	0	0	15,895.8	0	0	27,798.2
2010	0	0	3,616.8	0	0	15,456.1	0	0	36,861.4

2011	0	0	3,151.4	0	0	12,559.7	0	0	28,440.1
2012	0	0	2,753.0	0	0	10,503.8	0	0	23,526.9
2013	0	0	2,391.5	0	0	8,737.4	0	0	19,487.4
2014	0	0	2,083.7	0	0	7,308.8	0	0	16,196.1
2015	0	0	1,815.7	0	0	6,109.4	0	0	13,339.2

2016	0	0	1,585.8	0	0	5,042.9	0	0	10,915.1
2017	0	0	1,377.8	0	0	3,887.7	0	0	8,481.3
2018	0	0	1,200.3	0	0	2,668.4	0	0	6,188.6
2019	0	0	1,046.0	0	0	1,630.0	0	0	4,108.4
2020	0	0	913.7	0	0	1,134.7	0	0	2,239.7

2021	0	0	793.7	0	0	793.7	0	0	793.7
2022	0	0	691.7	0	0	691.7	0	0	691.7
2023	0	0	602.7	0	0	602.7	0	0	602.7
2024	0	0	526.3	0	0	526.3	0	0	526.3
2025	0	0	457.2	0	0	457.2	0	0	457.2
2026	0	0	398.4	0	0	398.4	0	0	398.4
2027	0	0	319.5	0	0	319.5	0	0	319.5
2028	0	0	0.0	0	0	0.0	0	0	0.0
2029	0	0	0.0	0	0	0.0	0	0	0.0
2030	0	0	0.0	0	0	0.0	0	0	0.0

Total	0	0	46,403.5	0	0	133,035.4	0	0	252,153.7
Note:  Probable reserves have not been adjusted for risk.

These data accompany the report of DeGolyer and MacNaughton and are subject to its specific conditions.

TABLE 75
PROJECTIONS of GROSS RESERVES
as of
DECEMBER 31, 2005
of
MEGA PLANT
BLOCKS – EL PORTÓN and LOMA LA LATA
for
REPSOL YPF
in
ARGENTINA

	Natural Gas Liquids
	Proved Developed			Total Proved			Proved plus Probable
Year	El Portón Block (Mbbl)	Loma La Lata Block (Mbbl)	Total (Mbbl)	El Portón Block (Mbbl)	Loma La Lata Block (Mbbl)	Total (Mbbl)	El Portón Block (Mbbl)	Loma La Lata Block (Mbbl)	Total (Mbbl)

2006	2,107	11,762	13,869	2,107	11,988	14,095	2,107	12,705	14,812
2007	2,384	10,227	12,611	2,384	10,774	13,158	2,384	11,529	13,913
2008	2,233	8,661	10,894	2,233	9,303	11,536	2,233	10,309	12,542
2009	1,736	7,403	9,139	1,736	8,145	9,881	1,736	9,252	10,988
2010	1,623	6,390	8,013	1,623	7,240	8,863	1,623	8,428	10,051

2011	2,434	5,504	7,938	2,434	6,271	8,705	2,434	7,510	9,944
2012	2,453	4,881	7,334	2,453	5,491	7,944	2,453	6,749	9,202
2013	2,082	4,227	6,309	2,082	4,717	6,799	2,082	6,019	8,101
2014	1,736	2,371	4,107	1,736	4,101	5,837	1,736	5,416	7,152
2015	1,346	0	1,346	1,346	3,472	4,818	1,346	4,938	6,284

2016	969	0	969	969	3,007	3,976	969	4,535	5,504
2017	698	0	698	698	2,598	3,296	698	4,176	4,874
2018	365	0	365	365	2,252	2,617	365	3,887	4,252
2019	302	0	302	302	1,944	2,246	302	3,629	3,931
2020	252	0	252	252	1,692	1,944	252	3,409	3,661

2021	214	0	214	214	1,472	1,686	214	3,220	3,434
2022	0	0	0	0	1,277	1,277	0	3,057	3,057
2023	0	0	0	0	1,138	1,138	0	2,918	2,918
2024	0	0	0	0	1,000	1,000	0	2,805	2,805
2025	0	0	0	0	893	893	0	2,705	2,705
2026	0	0	0	0	793	793	0	2,623	2,623
2027	0	0	0	0	704	704	0	2,554	2,554
2028	0	0	0	0	0	0	0	0	0
2029	0	0	0	0	0	0	0	0	0
2030	0	0	0	0	0	0	0	0	0

Total	22,934	61,426	84,360	22,934	90,272	113,206	22,934	122,373	145,307

Note:  Probable reserves have not been adjusted for risk.

These data accompany the report of DeGolyer and MacNaughton and are subject to its specific conditions.